2023 ANNUAL REPORT



Trulieve 2023 Shareholder Letter



Kim Rivers
Co-Founder, Chairman & CEO

To our shareholders,

There has never been a more exciting time to be part of Trulieve. Every day, more people are learning about the benefits of cannabis and the different ways it can enhance our lives. Increased adoption of tested, regulated cannabis products is supported by shifting attitudes and mainstream acceptance of legal cannabis. Our industry has meaningful opportunities to expand in the months and years ahead, and Trulieve is leading the way.

With the largest cannabis retail network in the world at 196 stores and growing supported by more than 4 million square feet of cultivation and processing capacity, Trulieve is in a league of its own. Our ability to produce high-quality branded products at scale, distributed via world-class branded retail customer experiences sets us apart. Optionality throughout our business in combination with data analytics, allows us to adjust production mix and shelf assortment in response to evolving customer preferences.



Our Jefferson County, FL cultivation facility, one of the largest and most sophisticated in the world, produces consistent high-quality flower at industry-leading scale.

The performance at our state-of-the-art 750,000-square-foot indoor cultivation facility in Jefferson County, Florida has been fantastic. Consistent production of high quality indoor flower with an average THC potency of 28% and 3% terpenes at this facility clearly demonstrates our ability to use industry know-how and innovation to cultivate at scale.

Throughout 2023, we streamlined operations across the organization while expanding access to cannabis for our patients and customers. We added 17 new locations in Arizona, Florida, Georgia, Ohio, Pennsylvania, and West Virginia. We entered new markets, opening the first medical dispensaries in Georgia and our first dispensary in Ohio, and expanded in Connecticut in Maryland to include adult use sales.



Our Maryland team was ready to assist customers during the successful launch of adult-use cannabis sales in July.

Last year, we sold approximately 45 million branded product units through our branded retail network. Trulieve's in-house brands continued to perform well, led by Modern Flower and Roll One.



In-house brands such as Modern Flower continue to gain traction across our markets.

The team is the key ingredient in our recipe for success, with over 5,400 employees working together every day to enhance lives through cannabis. The resilience, dedication, and passion of our team members is evident in every aspect of our business.

Our ability to execute on our plan last year meaningfully strengthened our competitive position, and we are poised and ready for the coming wave of growth catalysts.

In our home state of Florida, voters will decide this November whether to approve adult use cannabis. Trulieve is uniquely prepared to serve a potential Florida market of 22 million residents and 138 million annual tourist visits, in addition to the state's already robust medical market, thanks to our leading retail network and our ability to bring more capacity online. With the addition of adult-use, we estimate Florida could be the largest legal cannabis market in the world, reaching up to $6 billion in annual sales.



The Smart & Safe Florida campaign is the sponsor of the adult use ballot initiative to be decided in November.

In other markets, we have opportunities to expand our presence while reinforcing our brand equity and value proposition. In Ohio, we are preparing for the launch of adult use sales which could commence as soon as this summer. In Arizona, we are completing the rebranding of all stores to the Trulieve brand. In Pennsylvania, we are opening our 21st dispensary this year. With continued growth anticipated in Georgia,

Maryland, and West Virginia, we plan to further expand our loyal customer base and branded product distribution.

At the federal level, the Drug Enforcement Administration is expected to make a formal decision following the recommendation by the Department of Health and Human Services that cannabis be rescheduled to Schedule III from Schedule I. This could be the first important step that opens the door to research and additional federal reform.

While momentum is on our side, there is still much work to be done. Since inception, Trulieve has been at the forefront and we will continue to expand access to cannabis for medical patients and adult-use consumers. We remain focused on perfecting the customer experience and delivering high-quality branded products by leaning into our strengths of scale and service.

With pivotal state and federal catalysts ahead, we are on the precipice of what could be a historic tipping point for cannabis in the United States. Trulieve is stronger than ever and ready to define the future of cannabis. Together, we will continue to lead the way.

Like I always say,

Onward!

Kim Rivers

Kim Rivers
Co-Founder, Chairman, and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 000-56248



TRULIEVE CANNABIS CORP.

(Exact name of Registrant as specified in its Charter)

British Columbia	**84-2231905**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6749 Ben Bostic Road	
Quincy, FL	**32351**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (850) 480-7955

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: **Subordinate Voting Shares, no par value**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Subordinate Voting Shares, and Multiple Voting Shares and Super Voting Shares (on an as converted basis, based on the closing price of these shares on the Canadian Securities Exchange) on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, held by non-affiliates was $845,917,024.

As of February 22, 2024, there were 160,052,094 Subordinate Voting Shares, 26,226,386 Multiple Voting Shares (on an as converted basis) and zero Super Voting Shares (on an as converted basis) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement"). The 2024 Proxy Statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after December 31, 2023, the end of the registrant's fiscal year.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. Any statements contained in this Annual Report on Form 10-K that are not statements of historical facts may be deemed to be forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, results of operations and future growth prospects. The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning receipt and/or maintenance of required licenses and third party consents and the success of our operations, are based on estimates prepared by us using data from publicly available governmental sources, as well as from market research and industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report on Form 10-K may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and discussed elsewhere in this Annual Report on Form 10-K. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Annual Report on Form 10-K.

Use of Names

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms "we," "us," "our," "Company," "Corporation" or "Trulieve" refer to Trulieve Cannabis Corp. together with its owned subsidiaries and indirectly owned subsidiaries in which we consolidate.

Currency

Unless otherwise indicated, all references to "$" or "US$" in this document refer to United States dollars, and all references to "C$" refer to Canadian dollars.

Item 1. Business.

Overview

Trulieve Cannabis Corp. is a reporting issuer in the United States and Canada. The Company's Subordinate Voting Shares (as hereinafter defined) are listed for trading on the Canadian Securities Exchange ("CSE") under the symbol "TRUL" and are also traded in the United States on the OTCQX Best Market ("OTCQX") under the symbol "TCNNF".

Trulieve is a vertically integrated cannabis company and multi-state operator which currently holds licenses to operate in nine states. Headquartered in Quincy, Florida, we are the largest cannabis retailer in the United States with market leading retail operations in Arizona, Florida, Georgia, Pennsylvania, and West Virginia. We are committed to delivering exceptional customer experiences through elevated service and high-quality branded products. We aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. The Company operates in highly regulated markets that require expertise in cultivation, manufacturing, and retail. We have developed proficiencies in each of these functional areas and are passionate about expanding access to regulated cannabis products through advocacy, education and expansion of our distribution network.

All of the states in which we operate have developed programs to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational cannabis, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, Arizona, Colorado, Connecticut, Maryland, and Ohio, have already or are in the process of developing and launching programs permitting the commercialization of adult-use cannabis products. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate.

As of December 31, 2023, the Company operated the following:

State	Number of Dispensaries	Number of Cultivation and Processing Facilities
Florida	131	6
Arizona	21	3
Pennsylvania	20	3
West Virginia	10	1
Georgia	5	1
Maryland	3	1
Ohio	1	—
Connecticut	1	—
Colorado	—	1
Total	192	16

Regional Hub Structure

Trulieve's production, retail and distribution areas are organized into regional hubs whereby teams and assets are aggregated in order to effectively pair national structure and support with localized operations tailored to each market. Trulieve has established cannabis operations in three hubs: Southeast, Northeast, and Southwest. Each of our three regional hubs are anchored by market leading positions in cornerstone states of Florida, Pennsylvania, and Arizona.

In Florida and Georgia, Trulieve cultivates, processes, and manufactures all cannabis products sold in our dispensaries. In other markets including Arizona, Maryland, Pennsylvania, and West Virginia, we have achieved varying percentages of vertical integration with cultivation and processing operations to support our retail and wholesale businesses. Our investments in vertically integrated operations in several of our markets afford us ownership of the entire supply chain, which mitigates third-party risks and allows us to completely control product quality and brand experience. Trulieve employs an in-house quality team as well as testing laboratories in select markets, both of which allow us to more tightly control product quality.

Cultivation and Manufacturing of Cannabis Products

Trulieve produces high quality cannabis flower for direct consumption and uses a variety of processes to transform high-quality biomass into products sold through our retail and wholesale distribution network. With a focus on replicable, scalable operations, we have developed design standards, standard operating procedures, and training protocols that are employed across cultivation sites to achieve a high level of consistency and quality. The modular nature of our standard designs enables quick and incremental additions to capacity where appropriate. In Florida where demand is high enough to support larger scale production, our recently ramped state-of-the-art 750,000 square foot indoor cultivation facility affords us greater flexibility for pricing, promotional cadence, and assortment in the Florida market by enabling production of high potency and high quality products at lower costs.

We utilize various extraction techniques including supercritical ethanol extraction, carbon dioxide extraction, hydrocarbon extraction, and mechanical separation. We have invested in light hydrocarbon extraction processes, allowing for concentrates that preserve the natural ratios of cannabinoids, terpenes, and other target compounds to better replicate the flower experience. Light hydrocarbon extraction also offers the benefit of greater extraction yields in many cases. In addition, we own CO_2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals and vapes featuring cannabinoids.

Distribution of Branded Product through Branded Retail

Distribution of branded products through our branded retail locations is a core driver of our long-term strategy. We have developed and acquired a curated portfolio of our own branded retail products that we cultivate, manufacture and distribute throughout our branded retail locations. By providing customers with consistent high-quality products and outstanding experiences we aim to garner a large and loyal customer base across our distribution network.

Trulieve brands include premium tier brands Avenue, Cultivar Collection, and Muse; mid-tier brands Modern Flower, Alchemy, Momenta, and Sweet Talk, and value tier brands Co2lors, Loveli, Roll One, and Trekkers. Established relationships with brand partners allow for the sale of partner branded products in select markets and retail locations, providing our customers with access to greater variety and specialty brands. Brand partnerships include arrangements with Alien Labs, Bellamy Brothers, Binske, Black Tuna, Blue River, Connected, DeLisioso, Khalifa Kush, Love's Oven, Miami Mango, Moxie, Seed Junky, SLANG, and Sunshine Cannabis.

Customer Experience

Since inception, Trulieve has prioritized creating exceptional customer experiences, developing the business to center around the Trulieve philosophy of "Customers First". This customer centric approach permeates our culture and informs strategic decision making.

Our goal is to foster brand loyalty by providing customers with industry-leading branded products and superior service in an appealing, approachable setting. We accomplish this by creating and reinforcing positive customer experiences across the entire customer journey. We employ and continuously refine numerous training programs to provide our associates with the resources they need to deliver outstanding customer experiences across the entire Trulieve platform.

We offer specialized management training and incentives to reward positive outcomes so there is continuous reinforcement of customer experience best practices.

Marketing

Trulieve's marketing strategies are tailored to address the unique attributes of the markets in which we operate. Generally, in markets where we serve medical patients, our messaging centers around education and outreach for physicians and medical patients. Our educational materials are designed to help physicians understand cannabinoid science, the high standards pursuant to which our plants are cultivated, the processes required for regulatory compliance, and how our products provide relief for their patients. Patients primarily learn about us through their physicians, patient-centric community events, and digital marketing. We regularly participate in outreach and community events. An engaged audience is captured through our digital content marketing and via multiple popular social media platforms.

We regularly engage with various communities who may benefit from cannabis, such as veterans, seniors, organizations that serve qualifying populations, and various health and wellness groups. Search engine optimization of our website also captures potential customers researching the benefits of cannabis, which offers another pathway to informative materials about cannabis, our products and how to legally access them.

In adult-use markets, marketing efforts aim to attract customers with varying levels of awareness of cannabis and Trulieve. We continue to delineate and refine our understanding of various customer personas, which factors such as location, products and pricing attract and retain customers, and which incentives are effective in driving specific outcomes. Connecting with a broader audience requires different strategies that inspire, tap into relevant cultural moments in their lives, build community as well as educate customers on our products' uniqueness versus our competitors.

We understand each consumer has unique communication preferences and capabilities. As such, we engage with customers and physicians through a variety of methods including email, text, social media and online chat. In select markets we offer various purchase options, including phone ordering, online ordering, home delivery, and in-store. As Trulieve continues to expand, we are working to deploy a standardized loyalty program to serve all markets as appropriate within existing regulatory frameworks.

Investments in Infrastructure and Technology Platforms

We have made significant investments in developing and deploying technology and data platforms designed to support scaled operations and growth in customers served and units sold. Through our customer data platform, we are able to collect and analyze data to discern customer preferences, patterns, and trends which inform our production mix, product allocation, promotional strategies and targeted outreach. Investments in our enterprise grade platforms enable greater sophistication across production, retail, and wholesale operations and numerous support functions including accounting and finance, human resources, legal and compliance. We believe infrastructure and data capabilities are prerequisites for long term success in an increasingly competitive and integrated commerce environment.

History of the Company

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) was incorporated under the Business Corporations Act (Ontario) on September 17, 1940. It changed its name from "Bandolac Mining Corporation" to "Schyan Exploration Inc. / Exploration Schyan Inc." on October 29, 2008.

On September 19, 2018, in connection with the Transaction (as defined below), Schyan Exploration Inc. / Exploration Schyan Inc. filed Articles of Amendment under the Business Corporations Act (Ontario) to (i) effect the name change from "Schyan Exploration Inc. / Exploration Schyan Inc." to "Trulieve Cannabis Corp.", (ii) re-designate all of the then issued and outstanding common shares of the Company into Subordinate Voting Shares, on the basis that each one issued and outstanding common share was re-designated into one Subordinate Voting Share, and (iii) increase the authorized capital of the Company by creating two new classes of shares, an unlimited number of Super Voting Shares and an unlimited number of Multiple Voting Shares.

On September 19, 2018, in connection with the Transaction, Trulieve Cannabis Corp. continued into the Province of British Columbia as a corporation under the Business Corporations Act (British Columbia) and consolidated its issued and outstanding Subordinate Voting Shares on the basis of one post-consolidation share for every 80.94486 pre-consolidation shares.

On September 21, 2018, Trulieve Cannabis Corp. completed the Transaction and acquired all of the securities of Trulieve US (as defined below) by way of a plan of merger. Pursuant to the Transaction, a wholly-owned subsidiary of Trulieve Cannabis Corp. created to effect the Transaction merged with and into Trulieve US and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp. In addition and in connection with the Transaction, 10,927,500 issued and outstanding subscription receipts of Trulieve US were exchanged for 10,927,500 Subordinate Voting Shares (3,573,450 of which Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares), 548,446 broker warrants of Trulieve US were exchanged for 548,446 broker warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00, and 8,784,872 compensation warrants of Trulieve US were exchanged for 8,784,872 compensation warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00. As a result of the Transaction, Trulieve Cannabis Corp. met the CSE listing requirements and the Subordinate Voting Shares commenced trading on the CSE under the symbol "TRUL" on September 25, 2018.

The Transaction

On September 11, 2018, Trulieve Cannabis Corp., Trulieve US and Schyan Sub, Inc., or Subco, a wholly-owned subsidiary of Trulieve Cannabis Corp., entered into a merger agreement to affect a transaction, or the Transaction, whereby Trulieve US and Subco merged, and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp.

At the annual and special meeting of shareholders held on August 15, 2018 and in connection with the Transaction, Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) received approval to continue into the jurisdiction of British Columbia. Trulieve Cannabis Corp. filed articles of continuance pursuant to the Business Corporations Act (British Columbia) and completed the continuance on September 19, 2018. Trulieve Cannabis Corp. filed articles of amendment on September 19, 2018 for the amendment to its articles providing for the re-designation of its common shares as Subordinate Voting Shares and to create a class of Multiple Voting Shares and Super Voting Shares on completion of the Transaction. The articles of amendment filed on September 19, 2018 also changed the Company's name to "Trulieve Cannabis Corp." (from Schyan Exploration Inc.).

In connection with the Transaction, Trulieve Cannabis Corp. consolidated its existing common shares on the basis of one Subordinate Voting Share for each 80.94486 existing common shares.

Prior to the Transaction, Trulieve US completed a brokered and a non-brokered subscription receipt financing, or SR Offering, at a price of C$6.00 per subscription receipt for aggregate gross proceeds of approximately C$65 million.

Holders of the subscription receipts that participated in the SR Offering on a non-brokered basis and whom were residents of the United States agreed to exchange the Subordinate Voting Shares issued to such holders on exercise of the subscription receipts for Multiple Voting Shares on the basis of one Multiple Voting Share for each 100 Subordinate Voting Shares.

In connection with the Transaction and pursuant to the SR Offering, a total of 7,554,050 Subordinate Voting Shares, 170,102.50 Multiple Voting Shares and 852,466 Super Voting Shares were issued and outstanding after completion of the Transaction, including Subordinate Voting Shares and Multiple Voting Shares issued to former holders of the subscription receipts issued in the SR Offering. Each Super Voting Share is convertible into Multiple Voting Shares at the option of the holder or upon certain triggering events. Each Multiple Voting Share, including those issued upon conversion of the Super

Voting Shares, is convertible into 100 Subordinate Voting Shares at the option of the holder or upon certain triggering events.

The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol "TRUL" and trade on the OTCQX Best Market under the symbol "TCNNF".

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) had no active business operations leading up to completion of the Transaction. In connection with the Transaction, it disposed of a mineral exploration property eight kilometers northeast of the town of Cadillac, Quebec.

Trulieve US was incorporated as a Georgia corporation under the name "George Hackney, Inc." on January 25, 1990. On June 11, 2018, Trulieve US domesticated to Florida with the Florida Division of Corporations pursuant to Florida Statute 607.1801. On July 18, 2018, Trulieve US changed its name to "Trulieve, Inc." On August 27, 2018, Trulieve US increased its authorized share capital to 25,000,000 shares of common stock and 20,000 shares of preferred stock with a par value of $0.001 per share. On September 11, 2018, Trulieve US approved a reclassification of the issued and outstanding share capital of Trulieve US whereby each issued and outstanding share of common stock was split and became 150 shares of common stock such that there were 986,835 shares of common stock of Trulieve US issued and outstanding prior to the closing of the Transaction.

Hackney Nursery, a predecessor to Trulieve US, has been registered as a nursery in the State of Florida since June 2, 1981. On November 23, 2015, Trulieve US was awarded a license to operate in the State of Florida as a Medical Marijuana Dispensing Organization. Trulieve US filed a fictitious name application with the Florida Division of Corporations for the name "Trulieve" on March 20, 2016 and changed its name to "Trulieve, Inc." on July 18, 2018. Pursuant to current law, Trulieve US is now a Medical Marijuana Treatment Center in the State of Florida. Trulieve US is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use. The Department issued a license to Trulieve US on November 23, 2015.

Competitive Conditions and Position

The markets in which we operate are highly competitive markets with relatively high barriers to entry given the licensed nature of the cannabis industry. See "—Regulatory Overview" below for additional information regarding the impact of regulation on our business. Trulieve competes directly with cannabis producers and retailers within single-state operating markets, as well as those that operate across several U.S. state markets.

The vast majority of both manufacturing and retail competitors in our markets consist of localized or regional businesses with operations in a single state market. Other multi-state cannabis operators compete directly in several of our operating markets. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter those markets through acquisitions are also part of the competitive landscape. Similarly, as we execute on our regional hub strategy and expand across the U.S., operators in our future state markets will inevitably become direct competitors. Increased competition by larger and better financed competitors could materially affect our business, financial condition and results of operations.

We face additional competition from new entrants. If the number of consumers of medical and adult-use cannabis in our markets increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. We expect to continue to invest in several areas, including customer experience, product innovation, scaled production, marketing and branding, and distribution network expansion. Trulieve may not have sufficient resources to maintain investments on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations. The management team monitors developments in the fast-paced cannabis industry and adjacent industries to help us remain competitive.

We also compete indirectly with operators in the illicit market for cannabis and manufacturers and retailers of intoxicating hemp products.

See Item 1A—"Risk Factors" with respect to competition.

Seasonality

Our business operates year-round. Operations and sales trends in select markets where we operate do follow seasonal trends with various times of the year providing an opportunity for outdoor cultivation, seasonal impacts on sales in summer and winter months in markets in the Southwest and Northeast and promotional activity increases around specific industry and holiday events including 4/20, 7/10, and Green Wednesday (the Wednesday before Thanksgiving).

Recent Developments

On January 1, 2024, Wes Getman joined the Company as Chief Financial Officer. Mr. Getman has over 25 years of finance & accounting experience serving middle-market, private-equity backed and public companies. Prior to joining the Company, Mr. Getman served as Partner, Advisory at WilliamsMarston, LLC. Mr. Getman previously served as the Vice President of Accounting & Finance at Blue Bird Corporation (Nasdaq: BLBD), a billion dollar North American manufacturer, from 2015-2020. In addition, Mr. Getman spent 16 years in public accounting at PwC, RSM, and Grant Thornton where he was a partner at the last two firms. Mr. Getman received his Bachelor of Science in Management from the State University of New York at Geneseo and his MBA from the Simon School at the University of Rochester.

On January 29, 2024, Marie Zhang joined the Company as Chief Operating Officer. Ms. Zhang has over 25 years' experience in operational roles for private and public companies. Prior to joining the Company, from March 2020 through January 2024, Ms. Zhang served as the Chief Supply Chain Officer for Blaze Pizza, LLC and from July 2015 to March 2020, she served as the Global Vice President Supply Chain for FOCUS Brands LLC. Previously, Ms. Zhang served as Chief Supply Chain Officer for Yum! Brands (NYSE: YUM) from February 2013 to July 2015, Vice President Supply Chain at The Honey Baked Ham Company, LLC from February 2004 to February 2013 and as Director – Research & Development, Food Safety and Quality Assurance at Conagra Brands, Inc. (NYSE: CAG) from January 1997 to February 2004. Ms. Zhang received her Bachelor of Science in Chemistry from Jilin University and a Masters Degree in Food Science and Technology from Iowa State University.

REGULATORY OVERVIEW

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Cannabis-Related Activities ("Staff Notice 51-352"), below is a discussion of the federal and state-level United States regulatory bodies in those jurisdictions where the Company is currently directly involved, through its subsidiaries, in the cannabis industry. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Federal Regulation of Cannabis in the United States

The United States federal government regulates drugs in large part through the Controlled Substances Act or CSA. Cannabis, which refers to certain parts and derivatives of the cannabis plant, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision. Under federal law, cannabis and cannabis related products having a concentration of delta-9 tetrahydrocannabinol, or THC, of more than 0.3% is cannabis. Cannabis with a THC content 0.3% or less is classified as hemp. The scheduling of cannabis as a Schedule I controlled substance is inconsistent with the US

Department of Health and Human Services (HHS) recent recommendation to reclassify cannabis to Schedule III based on its conclusion that it has medical use in treatment in the United States and a lower potential for abuse than drugs in Schedule I and Schedule II. Moreover, as of December 31, 2023, despite the conflict with U.S. federal law, nearly all states and Puerto Rico have legalized cannabis for medical use. Cannabis is legal for adult-use in 24 states plus the District of Columbia, Guam, the Commonwealth of the Northern Mariana Islands, and the U.S. Virgin Islands.

Cannabis is primarily regulated at the state level in the United States. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis is illegal. Although our activities are compliant with the applicable state and local laws in those states where we maintain such licenses, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

Beginning in 2009, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks through a series of Department of Justice (DOJ) memoranda stating it would not be a priority to prosecute cannabis activity compliant with state medical cannabis laws and that did not implicate certain federal enforcement priorities. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, commonly referred to as the Cole Memorandum. The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations, and prosecutions regarding cannabis in all states and quickly set a standard with which cannabis-related businesses would comply. In sum, the Cole Memorandum stated the DOJ's prosecution priorities would be aimed at preventing the distribution of cannabis to minors; preventing revenue from going to criminal enterprises; preventing violence in the cultivation and distribution of cannabis; preventing drugged driving and the exacerbation of other adverse health consequences associated with cannabis; and preventing cannabis cultivation, possession, or use on federal property.

In January 2018 former United States Attorney General Sessions issued a new memorandum to all United States Attorneys (the "Sessions Memo") that rescinded the Cole Memorandum and other DOJ memoranda providing prosecutorial guidance on state and tribally authorized medical and adult-use cannabis activities and instructed that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well- established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles. Although rescinded, the tenets of the Cole Memorandum continue to be adhered to by state-legal cannabis businesses and those in compliance with adult-use and medical programs throughout the country operate without federal enforcement.

On January 21, 2021, Joseph R. Biden, Jr. was sworn in as President of the United States. Although President Biden's Attorney General, Merrick Garland, made comments to Senator Cory Booker (D-NJ) during his Senate confirmation indicating that he believed prosecution of state-legal cannabis businesses was not a worthy use of DOJ resources, such statements are not official declarations or policies of the DOJ and are not binding on the DOJ or any U.S. Attorney or federal court. Substantial uncertainty regarding United States federal enforcement remains. To date, there has been no new federal cannabis guidance issued by the DOJ or any published change in federal enforcement policy under the Biden administration. However, in October of 2022, the Biden Administration announced its intention to end the country's "failed approach" to cannabis and directed the Secretary of Health and Human Services ("HHS") and the Attorney General to expeditiously review cannabis's Schedule I status. Concurrently, President Biden also announced a pardon of all prior federal simple possession of cannabis offenses and urged governors to do the same at the state level.

In August of 2023, the HHS recommended to the U.S. Drug Enforcement Administration ("DEA") that cannabis be rescheduled from Schedule I to Schedule III under the Controlled Substances Act ("CSA"). The DEA is currently reviewing HHS's recommendation. While the DEA may or may not recommend rescheduling, the White House directive and subsequent HHS recommendation signal a major shift in federal cannabis policy. The U.S. FDA's recommendation to reclassify cannabis to Schedule III is based in part on findings that cannabis has an accepted medical use in treatment in the

United States and relatively low potential for abuse. The National Institute on Drug Abuse ("NIDA"), a part of the National Institutes of Health ("NIH"), importantly concurs with FDA's recommendation to reclassify cannabis. If DEA does reclassify cannabis to Schedule III, it would have a significant impact on the U.S. cannabis industry, including easing restrictions on research, removing the 280E tax burden, and reducing stigma associated with Schedule I drugs.

Nonetheless, even if moved to Schedule III, the cultivation, manufacture, distribution, and sale of cannabis by state-regulated businesses that do not produce or sell FDA regulated products remains illegal under federal law. Unless and until the United States Congress amends the CSA with respect to cannabis, there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, enforcement priorities are determined by respective United States Attorneys.

As an industry best practice, despite the rescission of the Cole Memorandum, we abide by the following standard operating policies and procedures, which are designed to ensure compliance with the guidance provided by the Cole Memorandum:

- Continuously monitor our operations for compliance with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

- ensure that our cannabis-related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

- implement policies and procedures to prevent the distribution of our cannabis products to minors;

- implement policies and procedures in place to avoid the distribution of the proceeds from our operations to criminal enterprises, gangs, or cartels;

- implement an inventory tracking system and necessary procedures to reliably track inventory and prevent the diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law or across any state lines in general;

- monitor the operations at our facilities so that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs or engaging in any other illegal activity; and

- implement quality controls so that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to avoid adverse public health consequences from cannabis use and discourage impaired driving.

In addition, we frequently conduct background checks to confirm that the principals and management of our operating subsidiaries are of good character and have not been involved with illegal drugs, engaged in illegal activity or activities involving violence, or the use of firearms in the cultivation, manufacturing, or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate, and the policies and procedures related to the possession of cannabis or cannabis products outside of the licensed premises.

Moreover, medical cannabis businesses receive a measure of protection from federal prosecution by operation of temporary appropriations measures that have been enacted into law as amendments (or "riders") to federal spending bills passed by Congress and signed by Presidents Obama, Trump, and Biden. Every fiscal year since 2015, Congress has passed an appropriations "rider" barring the DOJ from expending taxpayer funds to enforce any law that interferes with a state's implementation of its own medical cannabis laws. The rider, known as the "Rohrbacher-Farr" amendment, has been included in multiple budgets passed by successive Congresses controlled by both major political parties. Most recently, the medical cannabis appropriations rider is expected to be renewed through the signing of the "Further Continuing Appropriations and Other Extensions Act, 2024." While the rider has been included in successive budget cycles since 2015, its inclusion or non-inclusion is subject to political change.

Notably, the Rohrbacher-Farr Amendment has applied only to medical cannabis programs and has not provided the same protections to enforcement against adult-use activities. If the rider is no longer in effect, the risk of federal enforcement and override of state cannabis laws would increase.

Anti-Money Laundering Laws and Access to Banking

The Company is subject to a variety of laws and regulations in the United States that involve anti-money laundering, financial recordkeeping, and the proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (referred to herein as the "Bank Secrecy Act"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

Additionally, under United States federal law, it may potentially be a violation of federal anti-money laundering statutes for financial institutions to provide services to the cannabis businesses, including taking any proceeds from the sale of any Schedule I controlled substance or otherwise introducing them into the United States banking system.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical or adult-use cannabis, in 2014 the U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") issued guidance to financial institutions on how to engage with state and tribally authorized cannabis entities in accordance with federal law. The FinCEN Guidance is often publicly interpreted as suggesting a way for financial institutions to provide depository services to cannabis-related entities, provided that the cannabis-related business activities are legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are violated (such as keeping cannabis out of the hands of organized crime). Importantly, the FinCEN Guidance also clarifies how financial institutions can provide depository services to cannabis-related businesses consistent with their Bank Secrecy Act obligations, including exhaustive customer due diligence and reporting requirements.

The "Secure and Fair Enforcement Regulation ("SAFER") Banking Act," would grant banks and other financial institutions immunity from federal criminal prosecution for servicing cannabis-related businesses if the underlying cannabis business follows state law. While several iterations of the proposed legislation have passed in the House, in September 2023 the Senate Banking Committee voted to pass the SAFER Banking Act by a bipartisan majority of 14-9. A Senate floor vote is now pending but is not guaranteed. While there is strong support in the public and within Congress for the SAFER Banking Act and similar legislation, there can be no assurance that it will be passed as presently proposed or at all.

As an industry best practice and consistent with its standard operating procedures, Trulieve adheres to all customer due diligence steps in the FinCEN Guidance and any additional requirements imposed by those financial institutions it utilizes.

Compliance with Applicable State Law in the United States

The Company is classified as having "direct" involvement in the United States cannabis industry and we believe that we are in compliance with applicable state laws, as well as related licensing requirements and the regulatory frameworks enacted in the states we operate in. We use reasonable commercial efforts to ensure that our business remains compliant with applicable licensing requirements and the regulatory frameworks enacted by Arizona, Colorado, Connecticut, Florida, Georgia, Maryland, Ohio, Pennsylvania, and West Virginia through the advice of our Company's legal counsel and through ongoing review of business practices and changes to applicable laws and regulations. Our legal counsel works with external regulatory counsel in the states in which we operate to ensure that we are in ongoing compliance with applicable state laws. Although the Company no longer has licensed operations in California or

Massachusetts, and is in the process of finalizing its exit from both states, we continue to work with local external regulatory counsel to maintain compliance during the exit process.

Regulation of Cannabis at State Levels

In the U.S., the regulation of cannabis varies significantly from state to state, with a key distinction being the authorization for medical use versus recreational use. These state regulations are characterized by differences in licensing regimes, allowable dosage forms, and possession limits. In states with a medical-only regulatory framework, cannabis is legal exclusively for medical purposes only. Patients typically require a recommendation from a qualified healthcare provider to access medical cannabis. The distribution of cannabis is strictly controlled through licensed dispensaries. These states often limit the types and forms of cannabis products available, with an emphasis on medicinal applications. Possession limits tend to be higher for registered patients, but recreational use is prohibited. In states that allow adult-use (recreational) cannabis, individuals who meet age requirements can purchase cannabis for both medical and recreational purposes. While dosage forms and possession limits may vary, they are generally more permissive for recreational users. Some states regulate adult-use and medical cannabis under a single set of rules and licensing structures while other states maintain separate regulatory frameworks for medical and adult-use cannabis.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations.

Regulation of the Medical and Adult-Use Cannabis Markets in Arizona

Cannabis is legal for both medical and adult-use in Arizona. Arizona legalized medical cannabis in 2010 through Proposition 203, the Arizona Medical Cannabis Act, and adult-use in 2020 through Proposition 207, known as the Smart and Safe Arizona Act. The Arizona Department of Health Services is responsible for licensing and regulating medical and adult-use cannabis, cannabis retail sales, cannabis production, and testing facilities.

Arizona is a vertically integrated system so that each license permits the holder to acquire, cultivate, process, manufacture, transfer, supply, and/or dispense medical and/or adult-use cannabis. All product categories are allowed to be sold as either adult-use or medical, except edibles for adult-use consumers, which cannot be more than 10mg per serving or 100mg per package.

Arizona medical and adult-use licenses are valid for two years. While our compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that our licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede our ongoing or planned operations and have a material adverse effect on our business, financial condition, results of operations, or prospects.

Regulation of the Medical and Adult-Use Markets in Colorado

In 2000, Colorado legalized medical marijuana via Amendment 20 to the Colorado Constitution, and the state legalized adult-use cannabis via the passage of Amendment 64 in 2012. The Colorado Cannabis Enforcement Division is the licensing and regulatory agency overseeing all recreational and medical cannabis businesses in Colorado, with the Colorado Department of Public Health and Environment overseeing the medical patient registry and certifying the testing of licensed cannabis laboratories.

Cannabis businesses must comply with local licensing requirements in addition to state licensing requirements in order to operate. Colorado localities are allowed to limit or prohibit the operation of cannabis cultivation facilities, product manufacturing facilities or retail dispensary facilities.

Regulation of the Medical and Adult-Use Cannabis Markets in Connecticut

Connecticut legalized medical cannabis in 2012, and adult-use cannabis in 2021. The Medical Marijuana Program within the Department of Consumer Protection registers qualifying patients, primary caregivers, dispensary facilities, and dispensary facility employees. Only a pharmacist licensed as a dispensary may dispense medical cannabis, and only a dispensary or dispensary technician may sell cannabis to qualifying customers, primary caregivers, or research program subjects. Adult-use sales began in January 2023.

Regulation of the Medical Cannabis Market in Florida

Florida is currently a medical-only market. Qualifying medical conditions include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn's disease, Parkinson's disease, PTSD, multiple sclerosis, and other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. Licenses are issued by the Florida Department of Health, Office of Medical Cannabis Use, and license holders can only own one license.

Under our license, we are permitted to sell cannabis to those customers who are entered into Florida's electronic medical cannabis use registry by a qualified physician and possess a state-issued medical cannabis identification card and a valid certification from the qualified physician. We are authorized to sell a broad selection of products across various product categories. As of December 31, 2023 we had 131 approved dispensaries in the State of Florida. In addition, our license allows us to deliver products directly to customers.

Smart and Safe Florida has sponsored an adult-use legalization measure, the Florida Marijuana Legalization Initiative (Initiative #22-05), that may appear on the ballot in November 2024 if approved by the Florida Supreme Court following a legal challenge by the State Attorney General. In January 2024, Florida Governor Ron DeSantis announced that he believes the Supreme Court will approve the adult-use cannabis initiative to appear on November's ballot. If at least 60% of voters vote in favor of the measure, individuals aged 21 and older will be allowed to possess, purchase, or use cannabis products and accessories and license holders will be authorized to serve the adult-use market.

Regulation of Medical Cannabis in Georgia

The Georgia Hope Act which created a regulatory scheme to permit the cultivation, production, manufacturing, and sale of low-THC oil that is not more than 5% by weight of THC, THCa, or a combination of THC and THCa, for provision to patients for medical purposes. Georgia law requires eligible patients to obtain physician approval to be added to the Low THC Oil Registry if they have certain qualifying conditions. The registry is administered by the Georgia Department of Public Health. At present, Georgia law prohibits the production or sale of low THC oil edibles and vaporizers.

Low-THC products may only be dispensed by a dispensary licensee or a pharmacy holding a Low THC Pharmacy Dispensary license issued by the Georgia Board of Pharmacy. Georgia is the only state that allows for the sale of cannabis by traditional pharmacies, however the DEA intervened by issuing a warning letter on November 27, 2023, advising that neither cannabis nor THC can be lawfully dispensed by a DEA-registered pharmacy. At the most recent Board of Pharmacy meeting held on December 13, 2023, the Board voted to request legal guidance from the state Attorney General's office. Note, the appropriation riders mentioned above that bar the DOJ, inclusive of the DEA, from spending taxpayer funds to enforce laws that interfere with state medical cannabis laws, makes prosecution under federal law unlikely. Nonetheless, DEA's interference has had a chilling effect on pharmacy distribution.

Regulation of the Medical and Adult-Use Cannabis Markets in Maryland

Maryland legalized medical cannabis in 2013, and its state-regulated medical cannabis program became operational on December 1, 2017. The Maryland Medical Cannabis Commission (the "MMCC") awarded initial cannabis business licenses in a highly competitive application process. The state medical program allows access to medical cannabis for patients with qualifying chronic or debilitating diseases or medical conditions, including but not limited to chronic pain, nausea, seizures, glaucoma, PTSD, and other conditions which are severe and for which other treatments have been ineffective.

On November 8, 2022, Maryland voters approved a statewide referendum which legalized cannabis for adults 21 years or older, effective July 2023. The Cannabis Reform Act, signed into law in May 2023, created the framework for adult-use cannabis and established the Maryland Cannabis Administration (the "MCA"), the successor agency to the MMCC. The MCA is responsible for administering and enforcing the medical and adult-use cannabis laws, including licensing, registration, testing, inspection, and enforcement, and the promulgation of regulations.

Regulation of the Medical and Adult-Use Markets in Ohio

Ohio legalized medical cannabis in 2016 via House Bill 523 into law, and legalized adult-use cannabis in 2023 via Issue 2, a ballot measure to legalize, regulate, and tax adult-use cannabis. The adult-use law allows persons who are at least 21 years of age to purchase and possess up to 2.5 oz of flower and 15 grams of extract. Issue 2 established the Division of Cannabis Control ("Division") within the Department of Commerce, which is now the regulatory authority for the medical and adult-use cannabis programs. The Division must complete the rulemaking process for the new adult-use program and issue adult-use licenses to existing medical operators by September 7, 2024.

Regulation of the Medical Cannabis Market in Pennsylvania

The Pennsylvania medical cannabis program was signed into law on April 17, 2016, under Act 16, otherwise known as the Medical Cannabis Act, and provided access to state residents with one or more qualifying conditions. The Pennsylvania Department of Health ("PA DOH") regulates medical cannabis businesses in the Commonwealth. For licensing purposes, the PA DOH split the Commonwealth into six regions. For each dispensary permit, the locations must be within the region where the permit was awarded. For medical cannabis grower/processors, the location is limited to the region where the permit was awarded, but distribution is permissible across all regions.

Regulation of the Medical Cannabis Market in West Virginia

West Virginia's medical cannabis program, the West Virginia Medical Cannabis Act, was signed into law in 2017 with the passage of Senate Bill 386 and allows cannabis to be used for certified medical use by West Virginia residents with serious medical conditions, and permits medical cannabis to be cultivated, processed, and dispensed to registered patients in essentially non-combustible forms. The program is administered by the West Virginia Department of Health and Human Resources, Bureau for Public Health, Office of Medical Cannabis ("OMC"). The OMC has authority to issue and oversee permits that authorize businesses to grow, process, or dispense medical cannabis in compliance with state law and regulations, register medical practitioners who certify patients as having qualifying serious medical conditions, and register and oversee patients with qualifying conditions. OMC has also promulgated regulations governing the activities of growers, processors, laboratories, and dispensaries, as well as establishing general requirements related to West Virginia's medical cannabis program.

Medical cannabis products allowed for use are pills, oils, gels, creams, ointments, tinctures, liquid, dry leaf or plant forms for administration through vaporization or nebulization, and dermal patch. Dispensaries cannot sell edibles, but medical cannabis products could be mixed into food or drinks by patients themselves.

On January 17, 2024, a bill to legalize personal use and possession of cannabis by adults was introduced. HB-4873 would, if passed, allow counties to ban production and sales in their jurisdictions. Current medical dispensaries would have to file for an additional license to expand their operations beyond medical cannabis.

Other

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenue, increased expenses, and decreased profitability. Further, investigations by government agencies, including the Federal Trade Commission ("FTC"), into allegedly anticompetitive, unfair, deceptive, or other business practices by us, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability.

Employees and Human Capital Resources

As of December 31, 2023, we had over 5,400 employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Since the opening of our first store in 2016, our workforce has grown dramatically, including personnel in our cultivation, production, transportation and retail divisions, along with our executive and support services teams. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding our human capital.

Available Information

We maintain a website at http://www.trulieve.com. Through our website, we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as proxy statements, and, from time to time, other documents as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC"). These SEC reports can be accessed through the "Investors" section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

In addition, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding Trulieve Cannabis Corp. and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov.

Item 1A. Risk Factors.

Investing in our Subordinate Voting Shares involves a high degree of risk. The following are certain factors concerning our business, growth prospects, cash flows, results of operations and financial condition that should be considered together with the other information contained in this Annual Report on Form 10-K, including our financial statements and the related notes appearing herein. We believe the risks described below are the risks that are material to us as of the date of this Annual Report on Form 10-K, although, these risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, growth prospects, cash flows, results of operations and financial condition would likely be materially and adversely affected. In these circumstances, the market price of our Subordinate Voting Shares could decline, and you may lose part or all of your investment. Other events that we do not currently anticipate or that we currently deem immaterial may also affect our business, growth prospects, cash flows, financial condition and results of operations. Risks that we believe are material to us as of the date of this Annual Report on Form 10-K include the following:

Risks Related to Our Business and Industry

- the illegality of cannabis under federal law;

- the uncertainty regarding the regulation of cannabis in the U.S.;

- the effect of constraints on marketing our products;

- the risks related to the newness of the cannabis industry;

- the effect of risks due to industry immaturity;

- the risk we may not be able to grow our product offerings and dispensary services;

- the effect of risks related to material acquisitions, investments, dispositions and other strategic transactions;

- the effect of risks related to growth management;

- the effect of restricted access to banking and other financial services by cannabis businesses and their clients;

- the risks related to maintaining cash deposits in excess of federally insured limits;

- our ability to comply with potential future FDA regulations;

- the risks related to control over variable interest entities;

- the effect of restrictions under U.S. border entry laws;

- the effect of heightened scrutiny that we may face in the U.S. and Canada and the effect it could have to further limit the market of our securities for holders in the U.S.;

- our expectation that we will incur significant ongoing costs and obligations related to our infrastructure, growth, regulatory compliance and operations;

- the effect of a limited market for our securities for holders in the U.S.;

- our ability to locate and obtain the rights to operate at preferred locations;

- the effect of unfavorable tax treatment for cannabis businesses;

- the effect of taxation on our business in the U.S. and Canada;

- the higher risk of IRS audit;

- the effect of the lack of bankruptcy protections for cannabis businesses;

- the effect of risks related to being a holding company;

- our ability to enforce our contracts;

- the effect of intense competition in the cannabis industry;

- our ability to obtain cannabis licenses or to maintain such licenses;

- the risks our subsidiaries may not be able to obtain their required licenses;

- our ability to accurately forecast operating results and plan our operations;

- the effect of agricultural and environmental risks;

- our ability to adequately protect our intellectual property;

- the effect of risks of civil asset forfeiture of our property;

- the effect of risks related to ineffective internal controls over financial reporting;

- the effect of risks related to a known material weakness in our internal control over financial reporting;

- our dependency on key personnel;

- the effect of product liability claims;

- the effect of risks related to our products;

- the effect of unfavorable publicity or consumer perception;

- the effect of product recalls;

- the effect of security risks related to our products and our information technology systems;

- the effect of risks related to misconduct by our service providers and business partners;

- the effect of risks related to labor union activity;

- potential criminal prosecution or civil liabilities under RICO;

- the effect of risks related to our significant indebtedness;

- our ability to obtain adequate insurance coverage;

- the effect of risks related to key utility services on which we rely;

Risks Related to Owning Subordinate Voting Shares

- the possibility of no positive return on our securities;

- the effect of additional issuances of our securities in the future;

- the effect of sales of substantial amounts of our shares in the public market;

- volatility of the market price and liquidity risks on our shares;

- the lack of sufficient liquidity in the markets for our shares;

Risks Related to Being a Public Company

- the increased costs as a result of being a U.S. reporting company;

Risks Related to Our Business and Industry

Cannabis is illegal under United States federal law.

In the United States, or the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the Controlled Substances Act, as amended, which we refer to as the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision. The concepts of "medical cannabis," "retail cannabis" and "adult-use cannabis" do not exist under U.S. federal law. However, in October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. While this directive could result in the decriminalization of marijuana for medical and adult-use by descheduling or rescheduling marijuana, there are no assurances if or when there could be any change in the regulation of marijuana under the CSA. Although we believe that our business activities are compliant with applicable state and local laws in the United States, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the United States federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

The regulation of cannabis in the United States is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

We may be subject to constraints on and differences in marketing our products under varying state laws.

Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products. There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the medical and adult-use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investments.

Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisitions include:

- Diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- Coordination of research and development and sales and marketing functions;

- Retention of employees from the acquired company;

- Cultural challenges associated with integrating employees from the acquired company into our organization;

- Integration of the acquired company's accounting, management information, human resources, and other administrative systems;

- The need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

- Potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

- Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

- Litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders' interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.

In February 2014, the Financial Crimes Enforcement Network, or FinCEN, bureau of the United States Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the United States Department of Justice, or DOJ, FinCEN or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States and may have to operate our United States business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S.

In the event that any of our operations or related activities in the United States were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation ("FDIC") insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the United States government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis.

For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we do not have any accounts at or business relationships with these banks, we may be negatively impacted by other disruptions to the United States banking system caused by these or similar developments and due to the fact that most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses, where available, we tend to rely upon smaller, regional banks and may be negatively impacted by other disruptions to the United States banking system caused by these or similar developments. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-categorized as a Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by United States Food and Drug Administration, or FDA, if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the United States Drug Enforcement Administration, or DEA. In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

Should the United States federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We rely on contractual arrangements with certain of our entities to operate dispensaries or own our licenses or cultivation assets in certain states in which our direct ownership of operations is restricted or prohibited. If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Accordingly, these contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us and they may not act in our best interests or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations (including failing to maintain licenses or comply with applicable ownership or reporting requirements) or taking other actions that are detrimental to our interests. If any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements and through arbitral or judicial agencies, which may be costly and time-consuming and may be limited by legal principles preventing the enforcement of a contract it involves a violation of law or public policy. See –"There is doubt regarding our ability to enforce contracts." If we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We could be materially adversely impacted due to restrictions under U.S. border entry laws.

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the United States as a result of their business associations with U.S. cannabis businesses. Entry into the United States happens at the sole discretion of United States Customs and Border Patrol, or CBP, officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the United States. Business or financial involvement in the cannabis industry in the United States could also be reason enough for denial of entry into the United States. On September 21, 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the United States. On October 9, 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers, and managers of and investors in companies involved in business activities related to cannabis in the United States (such as Trulieve), who are not U.S. citizens face the risk of being barred from entry into the United States for life.

As a cannabis company, we may be subject to heightened scrutiny in Canada and the United States that could materially adversely impact the liquidity of the Subordinate Voting Shares.

Our existing operations in the United States, and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States and Canada.

Given the heightened risk profile associated with cannabis in the United States, the Canadian Depository for Securities, or CDS, may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the United States.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

We may not be able to locate and obtain the rights to operate at preferred locations.

In certain markets the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." This provision has been applied by the United States Internal Revenue Service, or the IRS, to cannabis operations, prohibiting them from deducting expenses directly associated with cannabis businesses. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

We expect to be subject to taxation in both Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

We are a Canadian corporation, and as a result generally would be classified as a non-United States corporation under the general rules of U.S. federal income taxation. IRC Section 7874, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under IRC Section 7874, a corporation created or organized outside of the United States will nevertheless be treated as a United States corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the acquired United States corporation, and (iii) after the acquisition, the non-United States corporation's expanded affiliated group does not have substantial business activities in the non-United States corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities.

Pursuant to IRC Section 7874, we are classified as a U.S. corporation for U.S. federal income tax purposes and are subject to U.S. federal income tax on our worldwide income. Regardless of any application of IRC Section 7874, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we are subject to taxation both in Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

We may be at a higher risk of IRS audit.

We believe there is a greater likelihood that the Internal Revenue Service will audit the tax returns of cannabis-related businesses. Additionally, the Company recently filed refund claims for several of its subsidiaries, which may also increase the likelihood of an audit. Any such audit of our tax returns could result in us being required to pay additional tax, interest and penalties, as well as incremental accounting and legal expenses, which could be material.

We may not have access to United States bankruptcy protections available to non-cannabis businesses.

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that United States federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

Trulieve Cannabis Corp. is a holding company and essentially all of its assets are the capital stock of its subsidiaries. We currently conduct substantially all of our business through Trulieve US, which currently generates substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are dependent on the earnings of Trulieve US and our other subsidiaries and the distribution of those earnings to Trulieve Cannabis Corp. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries' operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of Trulieve US or another of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary's assets before we or our shareholders would be entitled to any payment or residual assets.

There is doubt regarding our ability to enforce contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the United States, judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state), although there are a few multistate operators with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

Our subsidiaries may not be able to obtain or maintain necessary permits and authorizations.

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Such laws and regulations include requirements to use state mandated information technology reporting systems that may not fully integrate with our information technology systems. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a subsidiary's ability to operate in the cannabis industry, which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of our management team. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

We may encounter unknown environmental risks.

There can be no assurance that we will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our businesses, which may delay the development of our businesses. Upon encountering a hazardous condition, work at our facilities may be suspended. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of our resources to correct the conditions. Such conditions could have a material impact on our investment returns.

We may not be able to adequately protect our intellectual property.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

Our internal controls over financial reporting have not historically been effective, and our independent auditors may not be able to certify as to their effectiveness, which could adversely affect our business results and operations.

We have incurred and will continue to incur expenses and, to a lesser extent, diversion of our management's time in our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares.

As discussed in Part II, Item 9A "Controls and Procedures" in this Annual Report on Form 10-K, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we identified certain material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures are not effective. While we are working to remediate any material weaknesses or significant deficiencies in our internal controls over financial reporting, we cannot assure that additional material weaknesses or significant deficiencies will not occur in the future. We are in the process of remediating the material weaknesses, as described in Part II, Item 9A "Controls and Procedures". While progress has been made to enhance our internal control over financial reporting, we are still in the process of building and enhancing our processes, procedures, and controls, as well as evaluating and enhancing our internal policies and information technology. Additional time is required to complete the remediation of certain material weaknesses and to ensure the sustainability of these remediation actions. We believe the above actions as well as those being implemented currently, when complete, will be effective in the remediation of the material weaknesses described in Part II, Item 9A.

We are highly dependent on certain key personnel.

We depend on key managerial personnel, including Kim Rivers, our Chief Executive Officer, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

We face inherent risks of liability claims related to the use of our products.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares. Even if we achieve a successful result in any litigation in which we are involved, the costs of litigation and redirection of our management's time and attention could have an adverse effect on our results of operations and financial condition.

We face risks related to our products.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. These products are relatively untested in the marketplace, and we cannot assure shareholders and investors that we will achieve market acceptance for these products, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the industry. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop, manage and market these new products and services could seriously harm our business, prospects, revenue, results of operation and financial condition.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. The list includes specified vape products produced in our Pennsylvania operations. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and our company generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We are subject to security risks related to our products as well as our information and technology systems.

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers on our systems and applications. Though we maintain robust, proprietary security protocols, we may experience attempts by third parties to obtain unauthorized access to the personally identifiable information and other confidential information of our customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information and other confidential information could have a material adverse impact on our business, financial condition and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Our operations depend and will depend, in part, on how well we protect our networks, equipment, information technology, or IT, systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions.

We are exposed to the risk that any of the employees, independent contractors and consultants of our company and our subsidiaries may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and local healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a material impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our reputation and ability to do business may be negatively impacted by the improper conduct by our business partners, employees or agents.

In certain states, we depend on third-party suppliers to produce and ship our orders. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' production or product availability could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers. Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any failure by third-party suppliers to fulfill our production requirements or any improper acts by employees or third-parties acting on our behalf could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We may have increased labor costs based on union activity.

Labor unions are working to organize workforces in the cannabis industry in general. Currently, labor organizations have been recognized as a representative of our employees in both our affiliated Reading, Pennsylvania cultivation and processing facility and our affiliated Harvest of Southwest PA, LLC d/b/a Trulieve Pittsburgh (Federal Street), dispensary location. It is possible that additional certain retail and/or manufacturing locations will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. We cannot predict how stable our relationships with U.S. labor organizations would be or whether we would be able to meet any unions' requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

We could be subject to criminal prosecution or civil liabilities under RICO.

The Racketeer Influenced Corrupt Organizations Act ("RICO") criminalizes the use of any profits from certain defined "racketeering" activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as "racketeering" as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such "racketeers," and can claim triple their amount of estimated damages in attendant court proceedings. Trulieve or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

Our significant indebtedness may adversely affect our business, financial condition and financial results.

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing our indebtedness. The contractual restrictions in the instruments governing such indebtedness include restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions or make certain other payments, and to sell or otherwise dispose of certain assets. A failure to comply with such obligations could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. Our significant indebtedness could have important consequences, including: (i) our ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; and (ii) all or part of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations. These factors may adversely affect our cash flow. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially and adversely affect our business, results of operations, and financial condition.

We may be unable to obtain adequate insurance coverage.

We have obtained insurance coverage with respect to workers' compensation, general liability, directors' and officers' liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

We rely on key utility services.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

Risks Related to Owning Subordinate Voting Shares

A return on our securities is not guaranteed.

There is no guarantee that our Subordinate Voting Shares will earn any positive return in the short term or long term. A holding of Subordinate Voting Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Subordinate Voting Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Additional issuances of Multiple Voting Shares or Subordinate Voting Shares may result in further dilution and could have anti-takeover effects.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder's holdings. Our articles permit the issuance of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no preemptive rights in connection with such further issuances. Our board of directors has discretion to determine the price and the terms of further issuances. The ability of our board of directors to issue additional Multiple Voting shares and/or Subordinate Voting Shares could also have anti-takeover effects. Moreover, we will issue additional Subordinate Voting Shares on the conversion of the Multiple Voting Shares in accordance with their terms. To the extent holders of our options, warrants or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, our investors will suffer dilution to their voting power and economic interest.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. If all or a substantial portion of our Multiple Voting Shares are converted into Subordinate Voting Shares, the potential for sales of substantial numbers of Subordinate Voting Shares may increase. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility, as well as disruptions to health crisis (such as the COVID-19 pandemic), severe weather events, or armed conflicts (such as the conflict between Ukraine and Russia or Israel and Hamas); significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol "TRUL" and on the OTCQX Best Market under the symbol "TCNNF." The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

- The number of shareholders;

- our operating performance and financial condition;

- the market for similar securities;

- the extent of coverage by securities or industry analysts; and

- the interest of securities dealers in making a market in the shares.

Risks Related to Being a Public Company

We are subject to increased costs as a result of being a U.S. reporting company.

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which our securities may be listed from time to time. In addition, we became subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder on February 4, 2021. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Trulieve recognizes the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of data we produce and collect.

Managing Material Risks & Overall Risk Management

We have a cross-departmental approach to addressing cybersecurity risk, including input from our employees, senior management, and Audit Committee of our Board of Directors (the "Board"). The Company devotes significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats promptly and effectively.

We have a set of Company-wide cybersecurity policies and procedures and continue building these important document libraries. Management approves initial policies and reviews them periodically for updates and changes. Our cybersecurity program follows the internationally recognized risk framework, ISO 27001. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a multi-faceted cybersecurity strategy based on prevention, detection, and mitigation. The Company continues to work to ensure the inclusion of our cybersecurity risks are fully incorporated into the Company's overall risk management approach.

Third-party Risk Management and oversight

As part of our cybersecurity program, we also engage with external service providers as part of our continuing cybersecurity efforts, assisting us in the evaluation and enhancement of the effectiveness of our information security policies and procedures. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity policies and procedures are comprehensive, up-to-date, and aligned with regulatory requirements.

The use of these third-party providers is regularly reviewed and monitored by the appropriate members of management. We conduct thorough assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially impacted our strategic plan, operations, or financial standing. For additional information, see "Item 1A. Risk Factors - We are subject to security risks related to our products as well as our information and technology systems".

Governance

Trulieve's cybersecurity program is managed by our Chief Technology Officer ("CTO") and our Senior Director of Information Security, whose team ("Cybersecurity Team") is responsible for facilitating the enterprise-wide cybersecurity program. Our CTO has over 20 years of experience with large information technology footprints, including cybersecurity. His in-depth knowledge and expertise are instrumental in supporting our cybersecurity program and policies and overseeing our governance and compliance programs. The Information Security Governance Committee ("IT Committee") and Audit Committee of our Board of Directors oversee management's process for identifying and mitigating risks, including cybersecurity risks. The Audit Committee is composed of board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management's role in assessing and managing material risks from cybersecurity threats involves leadership, governance, resource allocation, and proactive risk management. Management's involvement is crucial in safeguarding the Company's digital assets, reputation, and long-term success. Our Cybersecurity Team provides periodic reports to our IT Committee and Audit Committee, as well as our Chief Executive Officer, and other members of senior management as appropriate.

The IT Committee and Audit Committee actively participate in discussions with management regarding cybersecurity risks. The IT Committee and Audit Committee perform an annual assessment of the Company's cybersecurity program, which includes a discussion of management's actions to identify and detect threats, and scenarios for potential response or recovery situations. In addition to regularly scheduled meetings, the IT and Audit Committee and appropriate levels of senior management maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain, ensuring the Board's oversight is proactive and responsive.

Item 2. Properties.

As of December 31, 2023, the Company operated 192 dispensaries in eight U.S. states and operated 16 cultivation and processing facilities in seven U.S. states. Substantially all of our dispensaries are leased. The cultivation, processing and related facilities provide us with approximately 4 million square feet. Certain of these owned properties are subject to commercial mortgages. Refer to Note 11. Notes Payable to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information on our mortgages. The Company believes its facilities are suitable and adequate to meet its current needs. The Company's corporate headquarters is in Quincy, Florida.

Item 3. Legal Proceedings.

There are no actual or to our knowledge contemplated legal proceedings material to us or to which any of our or any of our subsidiaries' property is the subject matter.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any material settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this prospectus.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Trading Price and Volume

   The Subordinate Voting Shares are traded on the CSE under the symbol "TRUL." The following table sets forth trading information pulled from Bloomberg for the Subordinate Voting Shares for the periods indicated.

Period	Low Trading Price (C$)	High Trading Price (C$)	Volume (#)
Year Ended December 31, 2023			
Fourth Quarter (December 31, 2023)	$ 5.22	$ 8.43	20,003,628
Third Quarter (September 30, 2023)	4.68	10.12	30,922,434
Second Quarter (June 30, 2023)	5.20	7.63	26,217,104
First Quarter (March 31, 2023)	7.48	10.04	19,669,724
Year Ended December 31, 2022			
Fourth Quarter (December 31, 2022)	$ 8.72	$ 21.60	31,338,044
Third Quarter (September 30, 2022)	11.53	19.77	17,985,615
Second Quarter (June 30, 2022)	14.51	27.42	24,446,760
First Quarter (March 31, 2022)	21.71	34.61	26,884,845

    Source: Bloomberg.

The Subordinate Voting Shares are also traded on the OTCQX under the symbol "TCNNF." The following table sets forth trading information pulled from Bloomberg for the Subordinate Voting Shares for the periods indicated.

Period	Low Trading Price ($)	High Trading Price ($)	Volume (#)
Year Ended December 31, 2023			
Fourth Quarter (December 31, 2023)	$ 3.85	$ 6.17	23,042,292
Third Quarter (September 30, 2023)	3.45	7.45	26,647,373
Second Quarter (June 30, 2023)	3.87	5.78	19,621,301
First Quarter (March 31, 2023)	5.59	7.50	25,890,697
Year Ended December 31, 2022			
Fourth Quarter (December 31, 2022)	$ 6.39	$ 16.11	27,927,795
Third Quarter (September 30, 2022)	8.29	15.20	15,699,686
Second Quarter (June 30, 2022)	11.28	21.99	17,861,958
First Quarter (March 31, 2022)	16.99	27.44	26,432,828

Source: Bloomberg.

The OTCQX market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders of Record

As of December 31, 2023, there were approximately 350 shareholders of record of our Subordinate Voting Shares and 14 holders of record of our Multiple Voting Shares.

Dividends

We have not declared dividends or distributions on Subordinate Voting Shares in the past. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restriction on the payment of dividends and any other factors the board deems relevant.

Stock Performance Graph

The following performance graph and related information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such a filing: the SEC requires the Company to include a line graph presentation comparing cumulative five year stock returns with a broad-based stock index and either a nationally recognized industry index or an index of peer companies selected by the Company. The Company has chosen to use the Russell 2000 Index as the broad-based index.

The graph compares the cumulative total shareholder return on our Subordinate Voting Shares (Ticker: TCNNF) with the comparative cumulative total return of the Russell 2000 Index and our selected peer group, assuming an initial investment of $100 in cash, with reinvestment of any dividends, from December 31, 2018 through December 31, 2023. The returns of each company in the peer group have been weighted to reflect their market capitalization. The returns shown are based on historical results and are not intended to suggest future performance. The total return on our Subordinate Voting Shares was (36)% during the performance period, as compared with a total return during the same period of (16)% for the market-cap weighted average return of our selected peer group, and 61% for the Russell 2000 Index.



Our selected peer group is comprised of:

- Cresco Labs Inc. (Ticker: CRLBF)
- Curaleaf Holdings Inc. (Ticker: CURLF)
- Green Thumb Industries Inc. (Ticker: GTBIF)
- Verano Holdings Corp. (Ticker: VRNOF) - first publicly traded in 2022 and reweighed to the peer group

Recent Sales of Unregistered Securities

All sales of unregistered securities during the year ended December 31, 2023 were reported in a Form 8-K or Form 10-Q filed with the SEC, if applicable.

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should read "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" contained in this Annual Report on Form 10-K.

Overview

Trulieve is a vertically integrated cannabis company and multi-state operator which currently holds licenses to operate in nine states. Headquartered in Quincy, Florida, we are the largest cannabis retailer in the United States with market leading retail operations in Arizona, Florida, Georgia, Pennsylvania, and West Virginia. We are committed to delivering exceptional customer experiences through elevated service and high-quality branded products. We aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. The Company operates in highly regulated markets that require expertise in cultivation, manufacturing, and retail. We have developed proficiencies in each of these functional areas and are passionate about expanding access to regulated cannabis products through advocacy, education, and expansion of our distribution network.

All of the states in which we operate have developed programs to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational cannabis, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, Arizona, Colorado, Connecticut, Maryland, and Ohio have already or are in the process of developing and launching programs permitting the commercialization of adult-use cannabis products. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate.

As of December 31, 2023, we operated the following:

State	Number of Dispensaries	Number of Cultivation and Processing Facilities
Florida	131	6
Arizona	21	3
Pennsylvania	20	3
West Virginia	10	1
Georgia	5	1
Maryland	3	1
Ohio	1	—
Connecticut	1	—
Colorado	—	1
Total	192	16

Components of Results of Continuing Operations

Revenue

Revenue is primarily derived from cannabis and cannabis related products we cultivate, process, distribute, and sell to our customers and through our wholesale distribution channels.

Gross Profit

Gross profit includes revenue less the costs directly attributable to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers within the markets in which the Company operates. Costs of goods sold include the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacturing process of finished goods, such as flower, concentrates, and edibles, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes depreciation and amortization of property and equipment associated with cultivation and production, allocations of rent, administrative salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in margins over comparative periods as the regulatory environment changes.

Sales and Marketing

Sales and marketing expenses primarily consist of expenses related to advertising costs and marketing programs for our products and personnel related costs to manage and staff our dispensaries. As we continue to expand and open additional dispensaries, and gain additional customers, we expect our sales and marketing expenses to continue to increase.

General and Administrative

General and administrative expenses are primarily related to personnel costs, including salaries, incentive compensation, benefits, and other professional service costs, including legal, accounting and acquisition related costs. We expect to continue to invest in this area to support our expansion plans, as we are able to access additional medical and adult-use markets, to further support the growth of the cannabis industry. Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, and director fees.

Depreciation and Amortization

Depreciation and amortization consists of depreciation of property and equipment and right-of-use assets, and amortization of intangible assets, including cannabis licenses and internally developed software.

Other Income (Expense)

Other income (expense) consists primarily of interest expense, interest income on money market accounts and notes receivable, gain on debt extinguishment, and the impact of the revaluation of the liability classified warrants and our interest rate swap.

Provision for Income Taxes

Provision for income taxes is calculated using the asset and liability method. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The IRS has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

Results of Continuing Operations

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022 and 2021 for continuing operations, except as noted. Refer to *Note 19. Discontinued Operations* to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional financial information related to our discontinued operations.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

	2023		2022		2023 vs. 2022
	(in thousands)				
Statement of operations data:	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount Change
Revenue	$ 1,129,193	100.0%	$ 1,218,229	100.0%	$ (89,036)
Cost of goods sold	540,565	47.9%	529,102	43.4%	11,463
Gross profit	588,628	52.1%	689,127	56.6%	(100,499)
Expenses:					
Sales and marketing	240,165	21.3%	277,563	22.8%	(37,398)
General and administrative	145,997	12.9%	169,471	13.9%	(23,474)
Depreciation and amortization	109,825	9.7%	116,381	9.6%	(6,556)
Impairments and disposals of long-lived assets, net	6,664	0.6%	75,547	6.2%	(68,883)
Impairment of goodwill	307,590	27.2%	—	0.0%	307,590
Total expenses	810,241	71.8%	638,962	52.5%	171,279
(Loss) income from operations	(221,613)	(19.6%)	50,165	4.1%	(271,778)
Other income (expense):					
Interest expense, net	(81,569)	(7.2%)	(73,422)	(6.0%)	(8,147)
Interest income	6,164	0.5%	1,631	0.1%	4,533
Gain on debt extinguishment, net	5,937	0.5%	—	—%	5,937
Other income, net	6,544	0.6%	2,388	0.2%	4,156
Total other expense, net	(62,924)	(5.6%)	(69,403)	(5.7%)	6,479
Loss before provision for income taxes	(284,537)	(25.2%)	(19,238)	(1.6%)	(265,299)
Provision for income taxes	151,358	13.4%	163,380	13.4%	(12,022)

Net loss from continuing operations	(435,895)	(38.6%)	(182,618)	(15.0%)	(253,277)
Net loss from discontinued operations, net of tax benefit of $4,101 and $12,223, respectively	(97,241)	(8.6%)	(70,109)	(5.8%)	(27,132)
Net loss	(533,136)	(47.2%)	(252,727)	(20.7%)	(280,409)
Less: net loss attributable to non-controlling interest from continuing operations	(5,147)	(0.5%)	(3,994)	(0.3%)	(1,153)
Less: net loss attributable to non-controlling interest from discontinued operations	(1,193)	(0.1%)	(2,669)	-0.2%	1,476
Net loss attributable to common shareholders	$ (526,796)	(46.7%)	$ (246,064)	(20.2%)	$ (280,732)

Revenue

Revenue for the year ended December 31, 2023 was $1.13 billion, a decrease of $89.0 million or 7.3%, from $1.22 billion for the year ended December 31, 2022. The decrease in revenue is due to a $74.9 million decrease in retail revenue and a $11.7 million decrease in wholesale revenue. The Company operated 192 and 178 dispensaries as of December 31, 2023 and December 31, 2022, respectively. We experienced increased competition and promotional activity in certain retail markets and also shed underperforming retail assets. The reduction in wholesale revenues is primarily due to a focus on higher margin retail sales in certain markets.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2023 was $540.6 million, an increase of $11.5 million or 2.2%, from $529.1 million for the year ended December 31, 2022. Cost of goods sold as a percentage of revenue was 47.9% for the year ended December 31, 2023 as compared to 43.4% for the year ended December 31, 2022. The increase was primarily due to increased depreciation related to capital expenditures to support business growth totaling $10.3 million. Additional factors impacting the change include inventory reduction efforts to right-size inventory levels, the continued ramping of new production facilities in existing markets where additional economies of scale are anticipated in the future, and expansion into new markets which are not fully vertical, resulting in the sale of third-party products, which yield lower margin than our vertical markets. The Company also incurred additional costs related to excess capacity in certain temporarily idled facilities.

Gross Profit

Gross profit for the year ended December 31, 2023 was $588.6 million, a decrease of $100.5 million or 14.6%, from $689.1 million for the year ended December 31, 2022. Gross profit as a percentage of revenue was 52.1% for the year ended December 31, 2023 as compared to 56.6% for the year ended December 31, 2022, resulting from increased promotional activity in certain retail markets, price compression in certain markets, a change in product mix to value tier brands driven by customer demand, initiatives to reduce inventory levels and costs related to excess capacity in certain temporarily idled facilities.

Sales and Marketing Expense

Sales and marketing expense for the year ended December 31, 2023 was $240.2 million, a decrease of $37.4 million, or 13.5%, from $277.6 million for the year ended December 31, 2022. Sales and marketing expense as a percentage of revenue decreased 21.3% for the year ended December 31, 2023 as compared to 22.8% for the year ended December 31, 2022. The decrease is primarily due to approximately $36.3 million in savings from reduced headcount and redundant positions and reduced costs related to integration and share-based compensation, which was partially offset by increased advertising costs of $3.9 million due to adding additional marketing platforms and an increase in costs driven by the increased retail store count.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2023 was $146.0 million, a decrease of $23.5 million or 13.9% from $169.5 million for the year ended December 31, 2022. General and administrative expense as a percentage of revenue decreased from 13.9% to 12.9%. The decrease is primarily due to the absence of the $18.5 million expense recognized last year related to the Watkins earnout.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2023 was $109.8 million, a decrease of $6.6 million, or 5.6%, from $116.4 million for the year ended December 31, 2022. The decrease in depreciation and amortization expense was attributable to certain intangible assets becoming fully amortized in the prior year.

Impairment and Disposal of Long-lived Assets, Net

Loss on impairment and disposal of long-lived assets for the year ended December 31, 2023 was $6.7 million, a decrease of $68.9 million as compared to $75.5 million for the year ended December 31, 2022. The decrease is primarily due to the non-recurrence of 2022 impairment activities in which we exited facilities related to a legacy acquisition. Our current year activity is primarily related to asset disposals in California and Connecticut, which was partially offset with a gain on lease termination in the California market.

Impairment of Goodwill

Impairment of goodwill for the year ended December 31, 2023 was $307.6 million compared to zero for the year ended December 31, 2022. Based on the results of the Company's goodwill impairment procedures in the second quarter of 2023, the Company recorded $307.6 million in goodwill impairment.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2023 was $81.6 million, an increase of $8.1 million, or 11.1%, from $73.4 million for the year ended December 31, 2022. The increase is primarily the result of a full year of interest expense associated with the mortgage notes which closed in December 2022, which was partially offset by a reduction in capitalized interest of $4.9 million.

Interest Income

Interest income for the year ended December 31, 2023 was $6.2 million, an increase of $4.5 million, or 277.9%, from $1.6 million for the year ended December 31, 2022. The increase is due to an increase in overnight cash sweeps into high-yield money market fund accounts.

Gain on Extinguishment of Debt, net

Gain on extinguishment of debt, net was $5.9 million for the year ended December 31, 2023, compared to zero for the year ended December 31, 2022. The gain on debt extinguishment, net was from an open market purchase of our private placement notes, "2026 Notes - Tranche One", that resulted in the extinguishment of $57.0 million in principal at a discount of 16.5% with a recognized gain of $8.2 million on the extinguishment. This was partially offset by a $2.4 million loss on extinguishment in the fourth quarter of 2023 when we completed the early redemption of both of the "June Notes" and the "November Notes", with a principle of $130.0 million, which represented a redemption price of 100% of the principal amounts outstanding.

Other Income, Net

Other income, net was $6.5 million for the year ended December 31, 2023, an increase of $4.2 million, or 174.0%, from $2.4 million for the year ended December 31, 2022. The increase is primarily related to insignificant non-recurring settlements.

Provision for Income Taxes

The provision for income taxes for the year ended December 31, 2023 was $151.4 million, a decrease of $12.0 million from $163.4 million for the year ended December 31, 2022. Provision for income taxes as a percentage of revenue was consistent with the prior year at 13.4%.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year Ended December 31,						
	2022			**2021**			**2022 vs. 2021**
	(in thousands)						
Statement of operations data:	**Amount**	**Percentage of revenue**		**Amount**	**Percentage of revenue**		**Amount Change**
Revenue	$ 1,218,229	100.0	%	$ 931,934	100.0	%	286,295
Cost of goods sold	529,102	43.4	%	365,360	39.2	%	163,742
Gross profit	689,127	56.6	%	566,574	60.8	%	122,553
Expenses:							
Sales and marketing	277,563	22.8	%	211,905	22.7	%	65,658
General and administrative	169,471	13.9	%	99,456	10.7	%	70,015
Depreciation and amortization	116,381	9.6	%	45,791	4.9	%	70,590
Impairment and disposal of long-lived assets, net	75,547	6.2	%	5,371	0.6	%	70,176
Total expenses	638,962	52.5	%	362,523	38.9	%	276,439
Income from operations	50,165	4.1	%	204,051	21.9	%	(153,886)
Other income (expense):							
Interest expense, net	(73,422)	(6.0)	%	(29,121)	(3.1	%)	(44,301)
Interest income	1,631	0.1	%	205	—	%	1,426
Other income, net	2,388	0.2	%	1,112	0.1	%	1,276

Total other expense, net	(69,403)	(5.7)	%	(27,804)	(3.0 %)	(41,599)
(Loss) income before provision for income taxes	(19,238)	(1.6)	%	176,247	18.9 %	(195,485)
Provision for income taxes	163,380	13.4	%	145,722	15.6 %	17,658
Net (loss) income from continuing operations	(182,618)	(15.0)	%	30,525	3.3 %	(213,143)
Net loss from discontinued operations, net of tax benefit (provision) of $12,223 and $(339), respectively	(70,109)	(5.8)	%	(13,080)	(1.4 %)	(57,029)
Net (loss) income	(252,727)	(20.7)	%	17,445	1.9 %	(270,172)
Less: net loss attributable to non-controlling interest from continuing operations	(3,994)	(0.3)	%	(587)	(0.1 %)	(3,407)
Less: net loss attributable to non-controlling interest from discontinued operations	(2,669)	(0.2)	%	—	— %	(2,669)
Net (loss) income attributable to common shareholders	$ (246,064)	(20.2)	%	$ 18,032	1.9 %	$ (264,096)

Revenue

Revenue for the year ended December 31, 2022, was $1.22 billion, an increase of $286.3 million or 30.7% from $931.9 million for the year ended December 31, 2021. The increase in revenue is due to contributions from acquisitions, most notably, Harvest Health & Recreation, Inc. ("Harvest") in October 2021 and Anna Holdings, LLC ("Keystone Shops") in July 2021, continued expansion into new states such as Massachusetts and West Virginia, and additional dispensaries opened in existing markets.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2022, was $529.1 million, an increase of $163.7 million, or 44.8%, from $365.4 million for the year ended December 31, 2021, primarily in correlation with the increase in revenues. Cost of goods sold as a percentage of revenue was 43.4% for the year ended December 31, 2022 as compared to 39.2% for the year ended December 31, 2021, primarily due to increased depreciation related to capital expenditures to support business growth, new production facilities in existing markets where economies of scale are anticipated in the future, and expansion into new markets which are not fully vertical, resulting in sale of third-party products, and therefore yield lower margin than our vertical markets.

Gross Profit

Gross profit for the year ended December 31, 2022, was $689.1 million, an increase of $122.6 million, or 21.6%, from $566.6 million for the year ended December 31, 2021. Gross profit as a percentage of revenue was 56.6% for the year ended December 31, 2022 as compared to 60.8% for the year ended December 31, 2021, due to higher revenue offset by many factors including, increased wholesale business, which is generally lower margin than retail sales, increased depreciation related to capital expenditures to support business growth, new production facilities where economies of scale are anticipated in the future, and expansion into new markets which are not fully vertical, resulting in the sale of third-party products, and therefore yield lower margin than our vertical markets.

Sales and Marketing Expense

Sales and marketing expense for the year ended December 31, 2022, was $277.6 million, an increase of $65.7 million, or 31.0%, from $211.9 million for the year ended December 31, 2021, but remained consistent as a percentage of revenue. The increase in sales and marketing is the result of a higher headcount for the year, as we continue to add additional dispensaries in efforts to maintain and further drive higher growth in sales and market share as well as expanding into new markets.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2022, was $169.5 million, an increase of $70.0 million, or 70.4%, from $99.5 million for the year ended December 31, 2021. General and administrative expense as a percentage of revenue increased from 10.7% to 13.9%. The increase in general and administrative expense is the result of entering new markets, ramping our infrastructure to support growth initiatives, repositioning of facilities which have been temporarily idled, and amounts related to specific non-recurring items such as legal settlements. We also contributed $20.0 million to the Smart and Safe Florida campaign in 2022.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2022, was $116.4 million, an increase of $70.6 million, or 154.2%, from $45.8 million for the year ended December 31, 2021. The overall increase in depreciation and amortization expense is due to increased depreciation from acquired facilities, and increased amortization related to acquired licenses and other intangibles, from the investment in infrastructure for additional dispensaries and cultivation facilities.

Impairment and Disposal of Long-lived Assets, Net

Loss on impairment and disposal of long-lived assets for the year ended December 31, 2022, was $75.5 million, an increase of $70.2 million as compared to $5.4 million for the year ended December 31, 2021. The increase is primarily due to exited facilities and the repositioning of assets, primarily in our Southeast hub. The activity in 2021 primarily consisted of the write-off of certain licenses in our Southwest hub due to market changes and the disposal of certain long-lived assets.

Interest Expense, net

Interest expense, net for the year ended December 31, 2022 was $73.4 million, an increase of $44.3 million from $29.1 million for the year ended December 31, 2021. The increase is related to additional interest on private placement notes of $31.5 million, construction finance liabilities of $8.1 million, and finance leases of $2.2 million, to support business growth.

Interest Income

Interest income for the year ended December 31, 2022 was $1.6 million, an increase of $1.4 million from $0.2 million for the year ended December 31, 2021. The increase was primarily due to additional interest earned on notes receivable acquired and entered into during the fourth quarter of 2021.

Other Income, Net

Other income, net for the year ended December 31, 2022 was $2.4 million, an increase of $1.3 million from $1.1 million for the year ended December 31, 2021. The increase is primarily due to a $2.6 million revaluation of warrants partially offset by a one time sales tax contingency.

Provision for Income Taxes

The provision for income taxes for the year ended December 31, 2022 was $163.4 million, an increase of $17.7 million from $145.7 million for the year ended December 31, 2021. Provision for income taxes as a percentage of revenue decreased from 15.6% to 13.4%. The increase in income tax expense is primarily due to the increase in gross profit as a result of increased revenue, partially offset by a more favorable tax position on intercompany management fees. In the third quarter of 2022, the Company adopted a more favorable tax position with respect to intercompany management fees based on an IRS position taken in audit of similar businesses.

Management's Use of Non-GAAP Measures

Our management uses a financial measure that is not in accordance with generally accepted accounting principles in the U.S., or GAAP, in addition to financial measures in accordance with GAAP to evaluate our operating results. This non-GAAP financial measure should be considered supplemental to, and not a substitute for, our reported financial results prepared in accordance with GAAP. Adjusted EBITDA is a financial measure that is not defined under GAAP. Our management uses this non-GAAP financial measure and believes it enhances an investor's understanding of our financial and operating performance from period to period because it excludes certain material non-cash items and certain other adjustments management believes are not reflective of our ongoing operations and performance. Adjusted EBITDA adjusts the following items from net income: interest expense, provision for income taxes, and depreciation and amortization to arrive at EBITDA. This is then adjusted for items that do not represent the operations of the core business such as inventory step-up for fair value adjustments in purchase accounting, integration and transition costs, acquisition and transaction costs, other non-recurring costs such as contributions to specific initiative campaigns (such as Smart and Safe Florida), expenses related to the COVID-19 pandemic, impairments and disposals of long-lived assets including goodwill, the results of entities consolidated as variable interest entities ("VIEs") but not legally controlled and operated by the Company, discontinued operations, share-based compensation, and other income and expense items. Integration and transition costs include those costs related to integration of acquired entities and to transition major systems or processes. Acquisition and transaction costs relate to specific transactions such as acquisitions whether contemplated or completed and regulatory filings and costs related to equity and debt issuances. Other non-recurring costs include miscellaneous items which are not expected to recur frequently such as inventory adjustments related to specific issues and unusual litigation.

We report Adjusted EBITDA to help investors assess the operating performance of the Company's business. The financial measures noted above are metrics that have been adjusted from the GAAP net income measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure.

As noted above, our Adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. A reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBITDA, has been included herein immediately following our discussion of "Adjusted EBITDA".

Adjusted EBITDA

Adjusted EBITDA was $322.3 million for the year ended December 31, 2023, a decrease of $75.9 million, or 19%, from $398.2 million for the year ended December 31, 2022. The decrease in Adjusted EBITDA in 2023 was primarily due to increased competition and margin pressure which was partially offset by efficiencies in payroll costs primarily in our retail locations and streamlining efforts.

Adjusted EBITDA was $398.2 million for the year ended December 31, 2022, an increase of $13.5 million, or 3%, from $384.8 million for the year ended December 31, 2021. The increase in Adjusted EBITDA in 2022 was primarily due to the acquisition of Harvest Health and Recreation in the fourth quarter of 2021 and the resulting growth in sales and synergies.

The following table presents a reconciliation of GAAP net (loss) income to non-GAAP Adjusted EBITDA, for each of the periods presented:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net (loss) income attributable to common shareholders	$ (526,796)	$ (246,064)	$ 18,032
Add (deduct) impact of:			
Interest expense, net	81,569	73,422	29,121
Interest income [1]	(6,164)	(1,631)	(205)
Provision for income taxes	151,358	163,380	145,722
Depreciation and amortization	109,825	116,381	45,791
Depreciation included in cost of goods sold	57,195	46,933	21,232
EBITDA (Non-GAAP)	$ (133,013)	$ 152,421	$ 259,693
Impairment of goodwill	$ 307,590	$ —	$ —
Impairments and disposals of long-lived assets, net	6,664	75,547	5,371
Legislative campaign contributions	20,062	20,000	—

50

Integration and transition costs	26,889	21,042	25,601
Share-based compensation	10,575	18,124	13,444
Gain on debt extinguishment, net	(5,937)	—	—
Other income, net	(6,544)	(2,388)	(1,112)
Discontinued operations, net of tax, attributable to common shareholders	96,048	67,440	13,080
Acquisition and transaction costs	—	24,757	15,831
Other non-recurring costs	—	19,494	5,053
Inventory step up, fair value	—	1,048	41,189
COVID related expenses	—	783	6,188
Results of entities not legally controlled	—	(19)	458
Total adjustments	455,347	245,828	125,103
Adjusted EBITDA (Non-GAAP)	$ 322,334	$ 398,249	$ 384,796

(1) Interest Income for the year ended December 31, 2022 and 2021, of $(1.6) million and $(0.2) million, respectively, was reclassified from other income, net to interest income in the presentation above.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations and capital spending through cash flows from product sales, third-party debt, proceeds from the sale of our capital stock and loans from affiliates and entities controlled by our affiliates. We are generating cash from operations and are deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term to support our business growth and expansion. Our current principal sources of liquidity are our cash and cash equivalents provided by our operations and debt and equity offerings. The Company has and expects to retain additional cash from operations, starting in the second half of 2023, due in part to the Company's position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code. Cash and cash equivalents consist primarily of cash on deposit with banks and money market funds.

Our primary uses of cash are for working capital requirements, capital expenditures, debt service payments, income tax payments, and acquisitions. Working capital is used principally to run the business including our personnel and related investments, as well as costs related to the growth, manufacture, production, and distribution of our products. Our capital expenditures consist primarily of additional facilities and dispensaries, and improvements to existing facilities. Our debt service payments consist primarily of interest payments. Acquisitions consist of expanding the cultivation and dispensary footprint.

Cash and cash equivalents were $201.4 million as of December 31, 2023. We believe our existing cash balances will be sufficient to meet our anticipated cash requirements from the date of this Annual Report on Form 10-K through at least the next 12 months. Any additional future requirements will be funded through the following sources of capital:

- Cash from ongoing operations
- Debt - the Company has the ability to obtain additional debt from additional creditors
- Market offerings - the Company has the ability to offer equity to obtain additional funding

In September 2023, we completed the open market repurchase of $57.0 million of our senior secured notes, due October 6, 2026, for a purchase price of $47.6 million, excluding fees and accrued interest. In December 2023, we completed the early redemption of our 9.75% senior secured notes due June 11, 2024 for a purchase price of $130.0 million, excluding accrued interest. These are collectively referred to as the private placement notes. In December 2023, we also completed a $25.0 million mortgage note with an interest rate of 8.31%. We expect to realize net interest savings of approximately $10.0 million as a result of these three transactions.

Cash Flows

The consolidated statements of cash flows include continuing operations and discontinued operations. The table below highlights our cash flows for the periods ended December 31:

	2023	2022	2021
	(in thousands)		
Net cash provided by operating activities	$ 201,841	$ 23,096	$ 12,898
Net cash used in investing activities	(37,470)	(215,057)	(215,184)
Net cash (used in) provided by financing activities	(175,585)	177,796	289,232
Net (decrease) increase in cash and cash equivalents	$ (11,214)	$ (14,165)	$ 86,946

Cash Flow from Operating Activities

Net cash provided by operating activities was $201.8 million for the year ended December 31, 2023, an increase of $178.7 million, compared to $23.1 million in net cash provided by operating activities during the year ended December 31, 2022. The improvement is due to the execution of the Company's inventory wind-down strategy, as well as the impacts of income tax accruals and the impact of lower sales & marketing and general & administrative expenses in 2023 compared to 2022. This was offset by reduced gross margins for 2023 as compared to 2022.

Net cash provided by operating activities was $23.1 million for the year ended December 31, 2022, an increase of $10.2 million, compared to $12.9 million in net cash provided by operating activities for the year ended December 31, 2021. This is primarily due the timing of income tax payments that were offset by increases in inventory.

Cash Flow from Investing Activities

Net cash used in investing activities was $37.5 million for the year ended December 31, 2023, a decrease of $177.6 million, compared to $215.1 million in net cash used in investing activities for the year ended December 31, 2022. The primary use of cash in both periods was the purchase of property and equipment, with the prior period having significantly more purchases of property and equipment due to the Company's build out of facilities primarily at our cultivation sites in Florida and other markets including Pennsylvania and West Virginia. Additionally, the prior period included the cash payment of $27.8 million related to the acquisition of the Watkins Cultivation Operation.

Net cash used in investing activities was $215.1 million for the year ended December 31, 2022, a decrease of $0.1 million, compared to $215.2 million in net cash used in investing activities for the year ended December 31, 2021. The decrease is mainly due to the decrease of property and equipment purchases offset by cash provided by the Harvest acquisition.

Cash Flow from Financing Activities

Net cash used in financing activities was $175.6 million for the year ended December 31, 2023, an increase of $353.4 million, compared to $177.8 million in net cash provided by financing activities for the year ended December 31, 2022. This change is primarily related to $177.6 million in payments on our senior secured notes, due October 6, 2026 and senior secured notes due June 11, 2024, collectively referred to as the private placement notes. These notes were extinguished early in an effort to save on interest and take advantage of favorable market conditions. Additionally, a decrease in proceeds from borrowings of approximately $141.5 million further contributed to the increase in cash used in financing activities in 2023 relative to 2022.

Net cash provided by financing activities was $177.8 million for the year ended December 31, 2022, a decrease of $111.4 million, compared to $289.2 million in net cash provided by financing activities for the year ended December 31, 2021. The decrease is primarily related to a decrease in proceeds from borrowings compared to the prior year.

Balance Sheet Exposure

As of December 31, 2023 and 2022, 100% of our balance sheet is exposed to U.S. cannabis-related activities, and substantially all our revenue is derived from U.S. cannabis operations. We believe our operations are in material compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. However, cannabis remains illegal under U.S. federal law. For information about risks related to U.S. cannabis operations, please refer to the "Risk Factors" section of this Annual Report on Form 10-K.

Contractual Obligations

As of December 31, 2023, we had the following contractual obligations to make future payments, representing material contracts and other commitments that are known and committed:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
	(in thousands)				
Notes payable	$ 3,751	$ 8,986	$ 93,233	$ 15,783	$ 121,753
Private placement notes	—	368,000	—	—	368,000
Operating lease liabilities	21,452	42,180	39,532	81,820	184,984
Finance lease liabilities	14,129	27,392	24,252	34,247	100,020
Construction finance liabilities	22,498	46,941	49,659	295,672	414,770
Lease settlements	1,008	864	857	2,226	4,955
Total [1]	$ 62,838	$ 494,363	$ 207,533	$ 429,748	$ 1,194,482

(1) Includes liabilities due in relation to our discontinued operations and excludes $180.4 million of uncertain tax position liabilities as we cannot make a reasonably reliable estimate of the period of potential cash settlement with the respective taxing authorities.

For additional information on our commitments for financing arrangements, future lease payments, lease guarantees, uncertain tax position, and other obligations, see Item 8, *Note 11. Notes Payable*, *Note 12. Private Placement Notes*, *Note 13. Leases*, *Note 14. Construction Finance Liabilities*, *Note 18. Income Taxes*, *Note 19. Discontinued Operations,* and *Note 23. Commitments And Contingencies.*

As of the date of this Annual Report on Form 10-K, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of, including, and without limitation, such considerations as liquidity and capital resources.

Critical accounting policies and estimates

Critical accounting estimates

The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates, and revisions to accounting estimates are recognized in the period in which the estimate is revised.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below. See *Note 3. Summary Of Significant Accounting Policies* to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information.

Inventory

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Estimated Useful Lives and Depreciation and Amortization of Property and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Accounting for Acquisitions and Business Combinations

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The IRS has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to the cost of producing the products or cost of production. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes.

Long-lived Asset Impairment Assessment

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends. In accordance with ASC 360-10, when evaluating long-lived assets with impairment indicators for potential impairment, we first compare the carrying value of the asset to its estimated undiscounted cash flows. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value.

Goodwill Impairment Assessment

Goodwill is allocated at the date the goodwill is initially recorded. We conclude we operate one operating segment and reporting unit evaluating goodwill for impairment as one singular reporting unit. We evaluate our goodwill for impairment annually at the beginning of the fourth quarter or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, cash flows, or ongoing declines in market capitalization. The Company applies the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08 "Intangibles-Goodwill and Other-Testing Goodwill for Impairment," which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company's goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company's business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

The quantitative impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities, and goodwill to reporting units, and the determination of fair value of each reporting unit. The impairment test requires the comparison of the fair value of a reporting unit with the carrying amount, including goodwill. If the Company would conclude a quantitative impairment test is required, the Company would review fair value techniques for the most appropriate technique generally applying the income approach by using discounted cash flow ("DCF") analyses. Determining fair value requires the Company to make judgments about appropriate forecasted revenue and related revenue growth rate, the earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins rate and the weighted average cost of capital. The cash flows employed in the DCF analysis are based on the forecast of the reporting unit, long-term business plan and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the reporting unit and market conditions. Given the inherent uncertainty in determining the assumptions underlying a DCF analysis, actual results may differ from those used in our valuations. The reporting unit may be at risk of failing the quantitative impairment test if it has a fair value that is not substantially in excess of the carrying amount at the assessment date.

During the three months ended June 30, 2023, the Company identified one event as a risk indicator for goodwill impairment, which was a decline in the Company's share price negatively affecting the Company's market capitalization. The Company concluded the decline in stock price was a triggering event to perform an interim quantitative goodwill impairment test, as of June 30, 2023, specific to the stock price decline and resulting market capitalization of the Company. As the sole risk to the value of goodwill was the stock price, the Company concluded it most appropriate to apply a market approach. The results of the Company's interim test for impairment as of June 30, 2023, utilizing a market approach, indicated that the reporting unit's fair value fell below the carrying value. Based on the results of the goodwill impairment procedures, the Company recorded a $307.6 million goodwill impairment for the single reporting unit in the second quarter of 2023.

For the Company's 2023 annual impairment test, the Company performed a Step Zero assessment. Other than the event that existed and was isolated to the three months ending June 30, 2023, as outlined above, as of December 31, 2023, the Company did not identify any events or changes in circumstances that would indicate the carrying amount of goodwill may be impaired. The Company did not identify any impairment of its goodwill during the years ended December 31, 2022 or 2021.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Share-Based Payment Arrangements

We use the Black-Scholes pricing model to determine the fair value of options and warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in contingencies. Contingent liabilities are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

Critical accounting policies

Inventory

Our inventories primarily consist of raw materials, work in process, and finished goods. Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. The costs include materials, labor and manufacturing overhead used in the growing and production processes. Pre-harvest costs are capitalized. Our inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Leases

ASC Topic 842 is a standard that requires lessees to increase transparency and comparability among organizations by requiring the recognition of Right of Use Assets "ROU" assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objectives of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

Revenue Recognition

We recognize revenue in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Through our application of the standard, we recognize revenue to depict the transfer of promised goods to our customers in an amount that reflects the consideration of which we expect to be entitled to in exchange for those goods. Revenues consist of retail and wholesale sales of cannabis and cannabis related products, which are recognized when control of the goods has transferred to the customer and collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligation has been fulfilled under the terms of the related sales contract.

Share Based Compensation

We account for share-based compensation expense in accordance with FASB ASC 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of share-based compensation expense based on estimated fair values, for all stock-based payment awards made to employees. We measure the share-based payment awards based on its estimated fair value of the awards using the Black-Scholes option pricing model for warrants and options, and the fair value of the Company's common stock on the date of grant for restricted stock units ("RSUs").

Acquisitions

We account for business combinations using the acquisition method in accordance with Accounting Standards Codification ASC 805, *Business Combinations*, which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized within the consolidated statements of operations.

Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans and, therefore, no corresponding allowance for loan losses is recorded for such loans at acquisition.

Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Financial Instruments

We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Recent Accounting Pronouncements

A discussion of recently issued accounting standards applicable to the Company is described in *Note 3. Summary Of Significant Accounting Policies,* in the notes to the consolidated financial statements contained elsewhere in this Report, and we incorporate such discussion by reference herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. Federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. Federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate our Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. We have banking relationships in all jurisdictions in which we operate. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial position.

Market Risk

Strategic and operational risks arise if we fail to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit Risk

Management does not believe that the Company has significant credit risk related to its customers, as the Company's revenue is generated primarily through cash transactions. The Company deals almost entirely with on demand sales and does not have any material wholesale agreements as of December 31, 2023. The Company reviews its trade receivable accounts and notes receivable regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectable. The Company applies *ASC 326 Financial Instruments – Credit Losse*s for the measurement of expected credit losses, which uses an expected loss allowance model for all trade and notes receivables. The Company has adopted standardized credit policies and performs assessments in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Our debt exposes us to risk of fluctuations in interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at higher rates. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. We manage our debt portfolio to achieve an overall desired proportion of fixed and floating rate debts and may employ interest rate swaps ("Swaps") as a tool from time to time to achieve that position. To manage our interest rate risk exposure, we entered into one Swap contract during the year ended December 31, 2022, to hedge the floating rate term loans. Changes in market interest rates impact the fair value of our Swap contract, which was a liability of $2.3 million as of December 31, 2023. In addition to our private placement notes payable and long-term debt, we also have lease obligations and construction finance liabilities that bare interest. Interest rates on existing leases and construction finance liabilities typically do not change unless there is a modification to an underlying agreement. See Item 7, *Liquidity and Capital Resources*, and Item 8 of this Annual Report on Form 10-K for additional information.

Concentration Risk

Our operations are substantially located in Florida and to a lesser extent Arizona and Pennsylvania. Should economic conditions deteriorate, or competitive pressure intensify within that region, our results of operations and financial position would be negatively impacted.

General Economic Risk

Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact our sales and profitability.

Inflation Risk

Rising inflation could have an adverse impact on expenses, as these costs could increase at a higher rate than revenues. Our costs are subject to fluctuations, particularly due to changes in the prices of raw product and packaging materials and the costs of labor, transportation and energy. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations could adversely impact our results of operations or cash flows. In addition, unfavorable macroeconomic conditions, such as a recession or continued slowed economic growth, could negatively affect consumer demand for cannabis products, which consequently, may negatively affect the results of operations. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of cannabis products, negatively impacting our net sales and margins. Softer consumer demand for cannabis products could reduce our profitability and could negatively affect our overall financial performance.

Item 8. Financial Statements and Supplementary Data.

The financial information required by Item 8 is located beginning on page F-1 of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer

(CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Form 10-K, as of December 31, 2023, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our management concluded that as of December 31, 2023, we did not maintain effective disclosure controls and procedures because of the material weaknesses in internal control over financial reporting described below under the caption "—Material Weakness in Internal Control Over Financial Reporting."

Management's Report on Internal Control Over Financial Reporting

As of December 31, 2023, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, of the effectiveness of the design and operation of our controls over financial reporting and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on the foregoing evaluation, our management concluded that our internal controls over financial reporting were not effective because of the material weaknesses identified in our internal control over financial reporting discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness in Internal Control Over Financial Reporting

As of December 31, 2023, the following material weaknesses have been identified:

• Information technology general controls (ITGCs) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted;

• Ineffective design, implementation, and documentation of management review controls related to the valuation of inventory.

While the control deficiencies did not result in a material misstatement to the Company's consolidated financial statements for the year ending December 31, 2023, they did represent material weaknesses as of December 31, 2023, since there existed a reasonable possibility that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis.

Management's Remediation Measures

Management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses, management, with the oversight of the Audit Committee of the Board of Directors, has taken a number of remediation actions during the year ending December 31, 2023, and continues to address these deficiencies. The Company will not be able to conclude that the material weaknesses are remediated until the applicable controls operate for a sufficient period of time and management has concluded, through formal testing, that the controls are operating effectively. Remediation actions taken include the following:

<u>Information technology:</u>

- The Company continued to strengthen the design and implementation of logical access, change management, and IT operation controls through proper segregation of duties, monitoring controls, and the development of controls around critical jobs.

- The Company procured IT subject matter experts and created an Identity and Access Management team within Information Security to improve ownership and consistency of control execution including the user provisioning process and quarterly user access reviews.

- The Company implemented a formal management training and remediation program, which has promoted risk-based prioritization of remediating findings and a mechanism to track continuous improvement.

<u>Inventory valuation:</u>

The Company created a robust management review control process to:

- Document steps taken by management to perform the review, assess reasonableness, and investigate matters;

- Apply the appropriate level of precision and defined criteria to drive review and investigative procedures;

- Evidence the performance of each management review activity prescribed in the control; and

- Improve the validation of the completeness and accuracy of key reports used in inventory valuation controls.

The Company hired additional resources including:

- Additions to our cost accounting team with appropriate technical knowledge to support inventory accounting requirements;

- A leadership resource to lead internal controls efforts; and

- External resources to assist in the remediation efforts and internal control execution, as well as additional training to personnel.

Attestation Report of Independent Registered Public Accounting Firm

Marcum LLP, an independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023, which report follows below.

Changes in Internal Control Over Financial Reporting

Other than the ongoing remediation measures discussed above, there have been no other changes in our internal control over financial reporting (as defined in Rules13a-15(f) and 15d-15(f) under the Exchange Act) which occurred during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1)   Documents filed as a part of this Annual Report on Form 10-K:

    (1)   Financial Statements—See Index to Financial Statements and Financial Statement Schedule at Item 8 of this Annual Report on Form 10-K.

    (2)   Financial Statement Schedules—See Index to Financial Statements and Financial Statement Schedule at Item 8 of this Annual Report on Form 10-K. All other schedules are omitted because they are not applicable or not required.

    (3)   Index to Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Merger Agreement, dated September 11, 2018, by and between Schyan Exploration Inc./Exploration Schyan Inc., Schyan Sub, Inc., and Trulieve, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
2.2	Arrangement Agreement, dated May 10, 2021, between Trulieve Cannabis Corp. and Harvest Health & Recreation Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248))
3.1	Articles of Trulieve Cannabis Corp., as amended (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.1	Subordinate Voting Shares Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.7	Trust Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.8	Warrant Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.9	Supplemental Warrant Indenture, dated November 7, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.10	Supplemental Warrant Indenture, dated December 10, 2020, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
4.11	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K filed with the SEC on March 8, 2023 (File No. 000-56248)).

4.12

Supplemental Trust Indenture, dated as of October 6, 2021, between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021 (File No. 000-56248))

4.13

Supplemental Warrant Indenture, dated as of October 1, 2021, between Trulieve Cannabis Corp., Harvest Health & Recreation, Inc. and Odyssey Trust Company (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))

4.14

Replacement Purchase Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated October 1, 2021, issued by Trulieve Cannabis Corp. to Russon Holdings Limited (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))

4.15

Form of Warrant to Purchase Subordinate Voting Shares of Harvest Health & Recreation Inc., dated May 10, 2019, issued to Purchasers of 7% Unsecured Convertible Debentures (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))

4.16

Warrant dated April 23, 2020 issued by Harvest Health & Recreation, Inc. to Cumberland Property Leasing, LLC (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))

4.17‡

Restricted Share Unit Award Agreement dated as of September 15, 2021 by and between Trulieve Cannabis Corp. and Jason B. Pernell Family Trust, as the assignee of Jason Pernell (replaced the Amended and Restated Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated as of September 21, 2018, by and between Trulieve, Inc. and the Jason B. Pernell Family Trust dated July 31, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2021 (File No. 000-56248))

4.18‡

Restricted Share Unit Award Agreement dated as of September 15, 2021 by and between Trulieve Cannabis Corp. and Kim Rivers (replaced the Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated September 21, 2018, by and between Trulieve, Inc. and Kim Rivers) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2021 (File No. 000-56248))

10.1‡

Schyan Exploration Inc. Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.2‡

Form of Director and Officer Indemnity Agreement, dated September 21, 2018, by and between Trulieve Cannabis Corp. and each of Kim Rivers, Thad Beshears, George Hackney, Richard S. May, Michael J. O'Donnell and Jason Pernell (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.3‡

Form of Share Distribution Agreement (Organized Trade), dated July 2020, by and between Trulieve Cannabis Corp. and F. Ashley May, Frederick B. May Family Irrevocable Trust – 2018, John B. May Family Irrevocable Trust 2018, Elizabeth Bailey May, Elizabeth S May, Frederick B. May, Peter T. Healy, John B. May Sr., Richard S. May, Susan E Thronson, Jason Pernell, Kim Rivers, Thomas L Millner and Shade Leaf Holdings, LLC (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.4‡

Share Distribution Agreement (Trading Plan), dated July 2020, by and between Trulieve Cannabis Corp. and Thad Beshears (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.5

Lease Agreement between One More Wish, LLC and Trulieve, Inc., dated April 29, 2020 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.6

Lease Agreement between One More Wish II, LLC and Trulieve, Inc., dated August 2018 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.7

Loan and Security Agreement, by and between Traunch Four, LLC, and George Hackney, Inc., dated May 24, 2018 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.8

Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Traunch Four, LLC, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019 and that certain Second Amendment to Promissory Note dated as of March 2, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.90

Coattail Agreement, dated September 21, 2018, by and among Trulieve Cannabis Corp., Odyssey Trust Company and holders of the Super Voting Shares (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.10

Share Conversion Agreement by and between Trulieve Cannabis Corp. and Kim Rivers (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.11

Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Raymond Boyer, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.12

Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Gabriel A. Perlow, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))

10.13	Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Kim Rivers, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019 and that certain Second Amendment to Promissory Note dated as of March 2, 2021 (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052))
10.14	Registration Rights Agreement, dated July 7, 2021, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Michael J. Badey, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))
10.15‡	Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Kimberly Rivers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248))
10.16‡	Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Alex D'Amico (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248))
10.17‡	Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Eric Powers (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248))
10.18‡	Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Kyle Landrum (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)
10.19‡	Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Tim Morey (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))
10.20‡	Executive Employment Agreement, dated January 3, 2023, by and between Trulieve Cannabis Corp. and Joy Malivuk (incorporated by reference to Exhibit 10.1 on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, as filed with the SEC on May 10, 2023 (File No. 000-56248)).
10.21+‡	Executive Employment Agreement, effective as of January 1, 2024, by and between Trulieve Cannabis Corp. and Wes Getman.
10.22+‡	Executive Employment Agreement, effective as of January 29, 2024, by and between Trulieve Cannabis Corp. and Marie Zhang.
10.23	Form of Voting Support and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248))
10.24	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248))
10.25‡	Harvest Health and Recreation Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed with the SEC on October 6, 2021 (File No. 333-260098))

10.26‡	Harvest Health and Recreation Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed with the SEC on October 6, 2021 (File No. 333-260098))
10.27‡	Trulieve Cannabis Corp. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 11, 2021 (File No. 000-56248))
10.28‡	Amended and Restated Trulieve Cannabis Corp. 2021 Omnibus Incentive Plan (incorporated by references to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-56248)).
10.29	Loan Agreement dated December 21, 2022 between Trulieve Capps Highway LLC and Valley National Bank, as agent, and the lenders named therein (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed with the SEC on March 8, 2023 (File No. 000-56248)).
10.30	First Amendment to Loan Agreement, dated as of May 9, 2023 and effective as of December 21, 2022 (incorporated by reference to Exhibit 10.2 on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, as filed with the SEC on May 10, 2023 (File No. 000-56248)).
10.31	Second Amendment to Loan Agreement, dated as of May 9, 2023 (incorporated by reference to Exhibit 10.3 on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, as filed with the SEC on May 10, 2023 (File No. 000-56248)).
10.32+	Loan Agreement dated December 22, 2023 between Trulieve Centaury Way, LLC and First Federal Bank
21.1+	Subsidiaries of the Registrant as of December 31, 2023
23.1+	Consent, Marcum LLP
31.1+	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1+	Appendix A (Licenses and Permits)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

+ Filed herein.

‡ Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

TRULIEVE CANNABIS CORP.

Date: February 29, 2024   By: /s/ Kim Rivers

Kim Rivers
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Kim Rivers, Wes Getman and Joy Malivuk as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kim Rivers Kim Rivers	**Director, Chief Executive Officer** (Principal Executive Officer)	**February 29, 2024**
/s/ Wes Getman Wes Getman	**Chief Financial Officer** (Principal Financial Officer)	**February 29, 2024**
/s/ Joy Malivuk Joy Malivuk	**Chief Accounting Officer** (Principal Accounting Officer)	**February 29, 2024**
/s/ Thad Beshears Thad Beshears	**Director**	**February 29, 2024**
/s/ Peter Healy Peter Healy	**Director**	**February 29, 2024**
/s/ Richard May Richard May	**Director**	**February 29, 2024**
/s/ Thomas Millner Thomas Millner	**Director**	**February 29, 2024**
/s/ Jane Morreau Jane Morreau	**Director**	**February 29, 2024**
/s/ Gianella Alvarez Gianella Alvarez	**Director**	**February 29, 2024**
/s/ Susan Thronson Susan Thronson	**Director**	**February 29, 2024**

TRULIEVE CANNABIS CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Trulieve Cannabis Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trulieve Cannabis Corp. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 (and our report dated February 29, 2024, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of the existence of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Inventory

As described in Note 7, to the consolidated financial statements, the Company's consolidated inventory related to cannabis inventory is $213.1 million. As discussed in Note 3, the Company's inventory consists of raw materials (including cannabis plants and packaging materials), work in process and finished goods and is valued at the lower of cost and net realizable value. Significant inputs and assumptions used in the valuation of inventory (excluding any purchased finished goods) include attrition rates of plants, average yield per plant, cumulative stage of completion in the production process and allocation of cost of goods sold. In addition, the Company records a provision for slow-moving and obsolete inventory, which can involve a high degree of judgment. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand.

We identified the valuation of inventory as a critical audit matter because of the significance of this balance sheet item, the significant assumptions management makes with regards to its valuation of inventory and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's assumptions and estimates.

Addressing the matter involved performing the procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements Our procedures related to the valuation of inventory included, among others, the following:

- We obtained an understanding and evaluated the design of the internal controls over management's valuation of inventory.
- We evaluated the significant assumptions stated above and tested the completeness and accuracy of the underlying data used in management's costing and valuation.
- Tested attrition rates, average yield and cumulative stage of completion including performing physical observations of the growing cannabis and assessing quantities and growth stage compared to the plant's life cycle.
- Tested harvest and extraction yields including performing physical observations of each process.
- Tested management's assumptions related to costs of goods sold, sales price and expected yields including evaluating whether the assumptions used were reasonable considering (i) historical actual information (ii) independent calculations and observations of these inputs (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.
- We evaluated management's provision for slow-moving and obsolete inventory calculation by reviewing inputs, including historical sales activity versus on-hand inventory levels and current selling prices versus current cost.

Evaluation of Impairment

As described in Note 3 to the consolidated financial statements, the Company tests goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. During the period ended March 31, 2023, the Company performed an interim quantitative impairment test over its single reporting unit due to a sustained decline in its stock price and its impact on the Company's market capitalization. The test was based on a weighted average of the income and market approaches. The income approach estimates the fair value of a reporting unit through a discounted cash flow model which estimates future cash flows and future operating performance, which include projected revenue, long-term growth rates, gross margins, capital expenditures, discount rates and the probability of achieving the estimated cash flows. The market approach incorporates comparable public companies and market multiples. As a result of its impairment test, the Company concluded that its goodwill was not impaired as of March 31, 2023. During the period ended June 30, 2023, because of a continued decline in the Company's stock price, the Company estimated the fair value of its single reporting unit by measuring its market capitalization and a corresponding control premium as a market approach, which was also corroborated by other valuation techniques. The Company concluded that its goodwill was impaired based on its estimate of fair value of its reporting unit being lower than its carrying value and recognized a goodwill impairment charge of $307.6 million as of June 30, 2023.

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends. During the period ended March 31, 2023, the Company determined that certain long-lived assets, including intangible assets, in Massachusetts were impaired due to the competitive environment in the Massachusetts cannabis industry. The Company utilized a combination of the market, income, and cost approach for its impairment testing resulting in an impairment of $30.3 million, which consisted of property and equipment and intangible assets, as of March 31, 2023.

Auditing management's evaluation of impairment is complex due to the judgments and assumptions required to assess management's considerations of those factors identified above. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding and evaluated the design of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumptions described above.

- We compared the Company's projected revenue growth, gross profit margins and EBITDA margins with actual results to assess the Company's ability to accurately forecast.
- We evaluated the Company's projected revenue growth by comparing the projections to the underlying business strategies and legislative trends to assess the probability of achieving such projections.
- We performed sensitivity analyses over significant assumptions to evaluate the impact of changes in the fair value of the reporting unit.
- With the assistance of our valuation specialists, we assessed the fair value methodologies utilized and tested significant assumptions including, among other items, the weighted average cost of capital and the discount rate.
- With the assistance of our valuation specialists, we evaluated the market approach, including evaluating the reasonableness of the selected market multiples based on guideline public companies.
- In addition, we tested management's reconciliation of the fair value of the reporting unit to the Company's market capitalization, including evaluating the comparable public company transactions identified and the implied control premium.
- With the assistance of our valuation specialists, we evaluated the cost approach used by management in evaluating the Massachusetts property, plant, and equipment fair value, including evaluating replacement cost calculations, land valuations, and comparable sales data.

Evaluation of uncertain tax positions

As discussed in Note 3 and Note 18 to the consolidated financial statements, the Company has taken uncertain tax positions based on legal interpretations that challenge its tax liability under Internal Revenue Code Section 280E and inventory costs for tax purposes in its Florida and West Virginia dispensaries. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of December 31, 2023, the Company accrued uncertain tax position liabilities of approximately $180.4 million.

Auditing management's estimate of the amount of tax benefit that qualifies for recognition involved especially challenging auditor judgment because management's estimate is complex, highly judgmental and based on interpretations of tax laws and legal rulings.

The primary procedures we performed to address this critical audit matter included:

- Obtained an understanding and evaluated the design of controls over Management's accounting process for uncertain tax positions, including the controls over management's review of the technical merits of its tax positions and the measurement of the amount of tax benefits that qualify for recognition.

- With the assistance of our tax specialists, we assessed the technical merits of the Company's tax positions, including evaluating income tax interpretations and third-party advice obtained by the Company and the Company's process of filing tax returns with uncertain tax positions.
- Evaluated the appropriateness of the Company's accounting for its tax positions taking into consideration relevant federal and state income tax laws.
- Analyzed the Company's assumptions and data used to determine the amount of tax benefit to recognize and tested the accuracy of the calculations.
- Evaluated the adequacy of the Company's financial statement disclosures related to these tax matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2021.

West Palm Beach, FL
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Trulieve Cannabis Corp.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Trulieve Cannabis Corp.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in "Management's Annual Report on Internal Control Over Financial Reporting":

> Information technology general controls (ITGCs) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted;

> Ineffective design, implementation, and documentation of management review controls related to the valuation of inventory;

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2023 consolidated financial statements, and this report does not affect our report dated February 29, 2024 on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and related notes of the Company, and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2021.

West Palm Beach, FL
February 29, 2024

TRULIEVE CANNABIS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Year ended December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 201,372	$ 207,185
Restricted cash	6,607	6,607
Accounts receivable, net	6,703	6,507
Inventories	213,120	276,505
Prepaid expenses	17,620	11,031
Other current assets	23,735	51,247
Notes receivable - current portion	6,233	728
Assets associated with discontinued operations	1,958	33,733
Total current assets	477,348	593,543
Property and equipment, net	676,352	743,260
Right of use assets - operating, net	95,910	98,926
Right of use assets - finance, net	58,537	70,495
Intangible assets, net	917,191	984,797
Goodwill	483,905	791,495
Notes receivable, net	7,423	11,992
Other assets	10,379	12,768
Long-term assets associated with discontinued operations	2,010	93,129
TOTAL ASSETS	$ 2,729,055	$ 3,400,405
LIABILITIES		
Current Liabilities:		

Accounts payable and accrued liabilities		
	$ 83,162	$ 82,023
Income tax payable		
	—	49,615
Deferred revenue		
	1,335	9,459
Notes payable - current portion		
	3,759	12,453
Operating lease liabilities - current portion		
	10,068	10,291
Finance lease liabilities - current portion		
	7,637	8,271
Construction finance liabilities - current portion		
	1,466	1,189
Contingencies		
	4,433	34,666
Liabilities associated with discontinued operations		
	2,989	2,328
Total current liabilities		
	114,849	210,295
Long-Term Liabilities:		
Notes payable, net		
	115,855	94,247
Private placement notes, net		
	363,215	541,664
Operating lease liabilities		
	92,235	99,851
Finance lease liabilities		
	61,676	69,948
Construction finance liabilities		
	136,659	137,144
Deferred tax liabilities		
	206,964	224,903
Uncertain tax position liabilities		
	180,350	19,459
Other long-term liabilities		
	7,086	6,820
Long-term liabilities associated with discontinued operations		
	41,553	68,370
TOTAL LIABILITIES		
	1,320,442	1,472,701
Commitments and contingencies (see Note 23)		
SHAREHOLDERS' EQUITY		
Common stock, no par value; unlimited shares authorized. 186,235,818 and 185,987,512 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.	—	—
Additional paid-in-capital		
	2,055,112	2,045,003

Accumulated deficit	(640,639)	(113,843)
Non-controlling interest	(5,860)	(3,456)
TOTAL SHAREHOLDERS' EQUITY	1,408,613	1,927,704
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,729,055	$ 3,400,405

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share data)

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Revenue			
	$ 1,129,193	$ 1,218,229	$ 931,934
Cost of goods sold			
	540,565	529,102	365,360
Gross profit			
	588,628	689,127	566,574
Expenses:			
Sales and marketing			
	240,165	277,563	211,905
General and administrative			
	145,997	169,471	99,456
Depreciation and amortization			
	109,825	116,381	45,791
Impairment and disposal of long-lived assets, net			
	6,664	75,547	5,371
Impairment of goodwill			
	307,590	—	—
Total expenses			
	810,241	638,962	362,523
(Loss) income from operations			
	(221,613)	50,165	204,051
Other income (expense):			
Interest expense, net			
	(81,569)	(73,422)	(29,121)
Interest income			
	6,164	1,631	205
Gain on debt extinguishment, net			
	5,937	—	—
Other income, net			
	6,544	2,388	1,112
Total other expense, net			
	(62,924)	(69,403)	(27,804)
(Loss) income before provision for income taxes			
	(284,537)	(19,238)	176,247
Provision for income taxes			
	151,358	163,380	145,722
Net (loss) income from continuing operations			
	(435,895)	(182,618)	30,525
Net loss from discontinued operations, net of tax benefit (provision) of $4,101, $12,223, and $(339) respectively			
	(97,241)	(70,109)	(13,080)
Net (loss) income			
	(533,136)	(252,727)	17,445

Less: net loss attributable to non-controlling interest from continuing operations		(5,147)	(3,994)	(587)
Less: net loss attributable to non-controlling interest from discontinued operations		(1,193)	(2,669)	—
Net (loss) income attributable to common shareholders		$ (526,796)	$ (246,064)	$ 18,032
Net (loss) income per share - Continuing operations:				
Basic	$	(2.28) $	(0.95) $	0.22
Diluted	$	(2.28) $	(0.95) $	0.21
Net loss per share - Discontinued operations:				
Basic and diluted	$	(0.51) $	(0.36) $	(0.09)
Weighted average number of common shares used in computing net (loss) income per common share:				
Basic		188,974,176	187,995,317	139,366,940
Diluted		188,974,176	187,995,317	146,757,286

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except for share data)

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in-Capital	Accumulated Earnings (Deficit)	Non-Controlling Interest	Total
Balance, December 31, 2020	58,182,500	1,439,037	59,952,461	119,573,998	$ 328,214	$ 119,689	$ —	$ 447,903
Share-based compensation	—	—	—	—	9,254	—	—	9,254
Exercise of stock options	—	—	75,716	75,716	352	—	—	352
Shares issued for cash - warrant exercises	—	—	569,533	569,533	7,672	—	—	7,672
Subordinate Voting Shares issued upon cashless warrant exercise	—	—	2,075,987	2,075,987	—	—	—	—
Tax withholding related to net share settlements of equity awards	—	—	(39,898)	(39,898)	(1,072)	—	—	(1,072)
Issuance of shares in private placement, net of issuance costs	—	—	5,750,000	5,750,000	217,896	—	—	217,896
Contingent consideration payable in shares	—	—	—	—	(2,800)	—	—	(2,800)
Conversion of Super Voting Shares to Subordinate Voting Shares	(3,021,100)	—	3,021,100	—	—	—	—	—
Conversion of Super Voting Shares to Multiple Voting Shares	(55,161,400)	55,161,400	—	—	—	—	—	—
Conversions of Multiple Voting to Subordinate Voting Shares	—	(4,683,438)	4,683,438	—	—	—	—	—
Adjustment of fair value of equity consideration for PurePenn, LLC	—	—	—	—	2,711	—	—	2,711
Adjustment of fair value of equity consideration for Keystone Relief Centers, LLC	—	—	—	—	1,004	—	—	1,004
Shares issued for Mountaineer Holding, LLC acquisition	—	—	60,342	60,342	2,470	—	—	2,470
Shares issued for Solevo Wellness West Virginia, LLC acquisition	—	—	11,658	11,658	445	—	—	445
Shares issued for Nature's Remedy of Massachusetts, Inc. acquisition	—	—	237,881	237,881	9,139	—	—	9,139
Shares issued for the Patient Centric of Martha's Vineyard Ltd. acquisition	—	—	258,383	258,383	10,012	—	—	10,012
Shares issued for Anna Holdings, LLC acquisition	—	—	1,009,336	1,009,336	35,385	—	—	35,385

Shares issued for Harvest Health & Recreation, Inc. acquisition	—	—	50,921,236	50,921,236	1,387,418	—	2,139	1,389,557
Net income (loss)	—	—	—	—	—	18,032	(587)	17,445
Balance, December 31, 2021	—	51,916,999	128,587,173	180,504,172	$ 2,008,100	$ 137,721	$ 1,552	$ 2,147,373
Share-based compensation	—	—	—	—	18,124	—	—	18,124
Exercise of stock options	—	—	59,971	59,971	156	—	—	156
Shares issued for cash - warrant exercises	—	—	1,428,262	1,428,262	19,238	—	—	19,238
Subordinate Voting Shares issued under share compensation plans	—	—	179,857	179,857	—	—	—	—
Tax withholding related to net share settlements of equity awards	—	—	(47,801)	(47,801)	(615)	—	—	(615)
Conversion of Multiple Voting Shares to Subordinate Voting Shares	—	(25,690,613)	25,690,613	—	—	—	—	—
Shares issued for PurePenn, LLC, Pioneer Leasing & Consulting LLC, and Solevo Wellness West Virginia, LLC earnout	—	—	3,626,295	3,626,295	—	—	—	—
Release of escrow shares	—	—	236,756	236,756	—	—	—	—
Distribution payable for acquisition of variable interest entity	—	—	—	—	—	(5,500)	—	(5,500)
Distribution	—	—	—	—	—	—	(50)	(50)
Divestment of variable interest entity	—	—	—	—	—	—	110	110
Measurement period adjustment - Harvest Health & Recreation, Inc.	—	—	—	—	—	—	1,595	1,595
Net loss	—	—	—	—	—	(246,064)	(6,663)	(252,727)
Balance, December 31, 2022	—	26,226,386	159,761,126	185,987,512	$ 2,045,003	$ (113,843)	$ (3,456)	$ 1,927,704
Share-based compensation	—	—	—	—	10,575	—	—	10,575
Subordinate Voting Shares issued under share compensation plans	—	—	334,611	334,611	—	—	—	—
Tax withholding related to net share settlements of equity awards	—	—	(86,305)	(86,305)	(466)	—	—	(466)
Distribution to variable interest entity	—	—	—	—	—	—	(50)	(50)

Consideration for purchase of variable interest entity	—	—	—	—	1,643	—	—	1,643
Deconsolidation of variable interest entity	—	—	—	—	(1,643)	—	3,862	2,219
Divestment of variable interest entity	—	—	—	—	—	—	124	124
Net loss	—	—	—	—	—	(526,796)	(6,340)	(533,136)
Balance, December 31, 2023	—	26,226,386	160,009,432	186,235,818	$ 2,055,112	$ (640,639)	$ (5,860)	$ 1,408,613

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net (loss) income	$ (533,136)	$ (252,727)	$ 17,445
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	110,820	121,776	48,096
Depreciation included in cost of goods sold	59,837	52,541	24,073
Non-cash interest expense, net	5,443	4,893	3,463
Gain on extinguishment of debt, net	(5,937)	—	—
Impairment and disposal of long-lived assets, net	6,664	75,547	5,371
Impairment of goodwill	307,590	—	—
Amortization of operating lease right of use assets	10,333	11,252	6,051
Accretion of construction finance liabilities	1,281	1,470	1,209
Share-based compensation	10,575	18,124	9,254
Change in fair value of derivative liabilities - warrants	(252)	(2,643)	(208)
Non-cash change in contingencies	(544)	23,017	9,269
Allowance for credit losses	2,750	3,617	—
Deferred income tax expense	(17,173)	(27,174)	(26,262)
Loss from disposal of discontinued operations	69,481	49,130	—
Changes in assets and liabilities:			
Decrease/(increase) in inventories	83,304	(83,430)	(19,573)
Decrease/(increase) in accounts receivable	(1,712)	(4,206)	(4,901)
Decrease/(increase) in prepaid expenses and other current assets	6,751	5,264	(8,080)
Decrease/(increase) in other assets	2,954	2,388	(6,276)
(Decrease)/increase in accounts payable and accrued liabilities	1,635	(819)	(9,659)
(Decrease)/increase in income tax payable	(48,822)	19,756	(12,979)

(Decrease)/increase in other current liabilities	(13,263)	(1,368)	(15,799)
(Decrease)/increase in operating lease liabilities	(9,172)	(10,002)	(4,164)
(Decrease)/increase in deferred revenue	(8,232)	2,370	(4,642)
(Decrease)/increase in uncertain tax position liabilities	160,891	12,794	2,750
(Decrease)/increase in other long-term liabilities	(225)	1,526	(1,540)
Net cash provided by operating activities	201,841	23,096	12,898
Cash flows from investing activities			
Purchases of property and equipment	(40,385)	(164,749)	(275,902)
Purchases of property and equipment related to construction finance liabilities	—	(13,247)	(20,979)
Capitalized interest	148	(4,732)	(9,234)
Acquisitions, net of cash	—	(27,781)	43,453
Divestments	977	2,037	—
Payments made for issuance of note receivable	(750)	—	(4,000)
Capitalized internal use software	(10,615)	(9,214)	(3,716)
Cash paid for licenses	(4,640)	(1,855)	—
Proceeds from sales of long-lived assets	5,027	739	55,034
Proceeds received from notes receivable	903	1,472	160
Proceeds from sale of held for sale assets	11,865	2,273	—
Net cash used in investing activities	(37,470)	(215,057)	(215,184)
Cash flows from financing activities			
Proceeds from notes payable, net of discounts	24,718	90,541	342,586
Proceeds from private placement notes, net of discounts	—	75,635	6,032
Proceeds from shares issued pursuant to private placement notes, net of issuance costs	—	—	217,896
Proceeds from equity exercises	—	19,394	8,024
Proceeds from construction finance liabilities	—	7,047	13,250
Payments on notes payable	(11,780)	(2,928)	(280,788)
Payments on private placement notes	(177,595)	(1,874)	—

Payments on finance lease obligations	(7,588)	(7,361)	(4,434)
Payments on construction finance liabilities	(2,050)	(1,161)	—
Payments for debt issuance costs	(774)	(832)	(251)
Payments on notes payable - related party	—	—	(12,011)
Payments for taxes related to net share settlement of equity awards	(466)	(615)	(1,072)
Distributions	(50)	(50)	—
Net cash (used in) provided by financing activities	(175,585)	177,796	289,232
Net (decrease) increase in cash, cash equivalents, and restricted	(11,214)	(14,165)	86,946
Cash, cash equivalents, and restricted cash, beginning of period	213,792	229,644	146,713
Cash and cash equivalents of discontinued operations, beginning of period	5,702	4,015	—
Less: cash and cash equivalents of discontinued operations, end of period	(301)	(5,702)	(4,015)
Cash, cash equivalents, and restricted cash, end of period	$ 207,979	$ 213,792	$ 229,644

The consolidated statements of cash flows include continuing operations and discontinued operations for the years ended December 31, 2023, 2022, and 2021.

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	For the Years Ended December 31,		
Supplemental disclosure of cash flow information	**2023**	**2022**	**2021**
Cash paid for			
Interest	$ 81,209	$ 76,142	$ 39,075
Income taxes, net of refunds	52,644	146,672	178,657
Noncash investing and financing activities			
ASC 842 lease additions - operating and finance leases	$ 14,323	$ 41,141	$ 61,195
Reclassification of assets to held for sale	18,408	—	—
Purchases of property and equipment in accounts payable and accrued liabilities	2,778	3,924	17,861
Noncash partial extinguishment of construction finance liability	18,486	—	—
Acquisition fair value adjustments	—	1,595	3,964
Acquisition of variable interest entity with note payable	—	5,500	—
Value of shares issued for acquisitions	—	—	1,447,973
Value of shares reserved for PurePenn, LLC and Solevo Wellness West Virginia, LLC acquisitions	—	—	(2,800)
Purchase of PP&E through exchange of ROU asset	—	3,355	—
Derecognition of ROU asset	—	(3,355)	—
ASC 842 lease terminations	—	—	1,035

The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows for the periods indicated below:

| | For the Years Ended December 31, | | |
	2023	2022	2021
Beginning of year:			
Cash and cash equivalents [1]	$ 207,185	$ 226,631	$ 146,713
Restricted cash	6,607	3,013	—
Cash, cash equivalents and restricted cash [1]	$ 213,792	$ 229,644	$ 146,713
End of year:			
Cash and cash equivalents [2]	$ 201,372	$ 207,185	$ 226,631
Restricted cash	6,607	6,607	3,013
Cash, cash equivalents and restricted cash [2]	$ 207,979	$ 213,792	$ 229,644

(1) Excludes cash associated with discontinued operations for the years ended December 31, 2023, 2022, and 2021 of $5.7 million, $4.0 million, and zero, respectively.

(2) Excludes cash associated with discontinued operations for the years ended December 31, 2023, 2022, and 2021 of $0.3 million, $5.7 million, and $4.0 million, respectively.

NOTE 1. NATURE OF BUSINESS

Trulieve Cannabis Corp. together with its subsidiaries ("Trulieve", the "Company") was incorporated in British Columbia, Canada. Trulieve is a vertically integrated cannabis company which, as of December 31, 2023, held and operated under licenses in Florida, Connecticut, Pennsylvania, West Virginia, Arizona, Colorado, Maryland, Ohio, and Georgia, to cultivate, produce, distribute, and sell medicinal-use cannabis products, and with respect to Arizona, Colorado, Connecticut and Maryland, adult-use cannabis products. The Company's operations are substantially located in Florida and to a lesser extent Arizona and Pennsylvania.

In addition to the States listed above, the Company also conducts activities in other markets. In these markets, the Company has either applied for licenses, plans on applying for licenses, or partners with other entities, but does not currently directly own any cultivation, production, or retail licenses. Further, the Company also holds licenses in states in which it is no longer currently operating due to discontinuing operations and other strategic reasons.

The Company's principal address is located in Quincy, Florida. The Company's registered office is located in British Columbia.

The Company is listed on the Canadian Securities Exchange (the "CSE") and began trading on September 25, 2018, under the ticker symbol "TRUL" and trades on the OTCQX market under the symbol "TCNNF".

Regulatory compliance

The Company's compliance with state and other rules and regulations may be reviewed by state and federal agencies. If the Company fails to comply with these regulations, the Company could be subject to loss of licenses, substantial fines or penalties, and other sanctions.

NOTE 2. BASIS OF PRESENTATION

Principles of consolidation

The accompanying consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 include the financial position and operations of Trulieve Cannabis Corp. and its subsidiaries. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the assets, liabilities, revenue, and expenses of all consolidated subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. Outside shareholders' interests in subsidiaries are shown on the consolidated financial statements as non-controlling interests. Intercompany balances and transactions are eliminated in consolidation.

A variable interest entity ("VIE") is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights, or do not substantively participate in the gains and losses of the entity. Upon inception of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE entity that could potentially be significant to the VIE. Where the Company concludes it is the primary beneficiary of a VIE, the Company consolidates the accounts of that VIE. When the Company is not the primary beneficiary, the VIE is accounted for in accordance with the relevant accounting guidance.

The Company regularly reviews and reconsiders previous conclusions regarding whether it is the primary beneficiary of a VIE in accordance with FASB ASC 810. The Company also reviews and reconsiders previous conclusions regarding whether the Company holds a variable interest in a potential VIE, the status of an entity as a VIE, and whether the Company is required to consolidate such VIE in the consolidated financial statements when a change occurs.

Discontinued Operations

In June 2023, the Company exited operations in Massachusetts and in July 2022, the Company discontinued its Nevada operations. Both actions represented a strategic shift in business; therefore, the related assets and liabilities associated with the discontinued operations are classified as discontinued operations on the consolidated balance sheets and the results of the discontinued operations have been presented as discontinued operations within the consolidated statements of operations for all periods presented. Unless specifically noted otherwise, footnote disclosures only reflect the results of continuing operations. The results of discontinued operations are presented in *Note 19. Discontinued Operations*.

Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

Functional Currency

The functional currency of the Company and its subsidiaries, as determined by management, is the United States ("U.S.") dollar. These consolidated financial statements are presented in U.S. dollars.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements of prior periods and of the accompanying notes to conform to the current period presentation.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions plus cash held at retail locations. Cash held in money market investments are recorded at fair value. Cash held in financial institutions and cash held at retail locations have carrying values that approximate fair value.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. They are held by or with financial institutions pursuant to contractual arrangements.

Accounts Receivable and Notes Receivable

The Company reports accounts receivable at their net realizable value, which is management's best estimate of the cash that will ultimately be received from customers. The Company's notes receivable represent notes due from various third parties. The Company maintains an allowance for expected credit losses to reflect the expected non-collectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among uncollected accounts, as well as management's expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the companies receivables and the expected future losses. If current or expected future economic trends, events, or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Accounts receivable and notes receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and notes receivable. The Company's cash and cash equivalents, primarily consisted of bank deposits, cash on hand, and money market funds, Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions in excess of federally insured limits.

The Company reviews its notes receivable regularly and reduces amounts to their expected realizable values by adjusting the allowance for credit losses when management determines that the account may not be fully collectable. The Company applies ASC 326 Financial Instruments – Credit Losses for the measurement of expected credit losses, which uses an expected loss allowance model for notes receivables. The Company has adopted standardized credit policies and performs assessments in an effort to minimize those risks.

Inventory

Inventories are comprised of raw materials (including cannabis plants and packaging materials), work in process, and finished goods. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal, and transportation for inventories in process. Cost is determined using the weighted average cost method.

Costs incurred during the growing and production process are capitalized as incurred to the extent that accumulated cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. Fixed costs associated with abnormal production volume are expensed as incurred.

The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold.

Property and Equipment

Property and equipment are measured at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Land	Not depreciated
Land improvements	20 to 30 years
Buildings & improvements	7 to 40 years
Furniture & equipment	3 to 10 years
Vehicles	3 to 5 years
Construction in progress	Not depreciated
Leasehold improvements	The lessor of the life of the lease or the estimated useful life of the asset

The Company capitalizes interest on debt financing invested in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset. Construction in progress is transferred when available for use and depreciation of the assets commences at that point.

Held for Sale

The Company classifies long-lived assets or disposal groups and related liabilities as held-for-sale when management having the appropriate authority, generally the Company's Board of Directors ("the Board") or certain Executive Officers, commit to a plan of sale, the disposal group is ready for immediate sale, an active program to locate a buyer has been initiated and the sale is probable and expected to be completed within one year. Once classified as held-for-sale, disposal groups are valued at the lower of their carrying amount or fair value less estimated selling costs with the gain or loss on disposal recognized in the consolidated statements of operations. Depreciation on these properties is discontinued at the time they are classified as held for sale, but operating revenues, operating expenses, and interest expense continues to be recognized until the date of disposal.

Leases

The Company enters into leases in the normal course of business, primarily for retail space, production facilities, corporate offices, and equipment used in the production and sale of its products. Lease terms for real estate generally range from five to ten years. Most leases include options to renew for varying terms at the Company's sole discretion. Other leased assets include passenger vehicles, trucks, and equipment. Lease terms for these assets generally range from three to five years. At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company made an accounting policy election not to recognize right-of-use assets and lease liabilities for leases with a lease term of 12 months or less. Instead lease payments for these leases are recognized as lease expense on a straight-line basis over the lease term.

The Company recognizes a lease liability equal to the present value of the remaining lease payments, and a right-of-use asset equal to the lease liability, subject to certain adjustments, such as prepaid rents. The right-of-use asset represents the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company uses its incremental borrowing rate to determine the present value of the lease payments. The Company's incremental borrowing rate is the rate of interest that it would have to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Lease agreements for some locations provide for rent escalations and renewal options. Certain real estate leases require payment for taxes, insurance and maintenance which are considered non-lease components. The Company accounts for real estate leases and the related fixed non-lease components together as a single component. The Company has lease agreements that contain both lease and non-lease components. For lease agreements entered into or reassessed after the adoption of Accounting Standard's Codification 842, Leases, the Company elected to combine lease and non-lease components for all classes of assets.

For finance leases, from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, the right-of-use asset is amortized on a straight-line basis and the interest expense is recognized on the lease liability using the effective interest method. For operating leases, lease expense is recognized on a straight-line basis over the term of the lease and presented as a single charge in the consolidated statements of operations.

The lease term at the lease commencement date is determined based on the noncancellable period for which the Company has the right to use the underlying asset, together with any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option and periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considers a number of factors when evaluating whether the options in its lease contracts are reasonably certain of exercise, such as length of time before an option exercise, expected value of the leased asset at the end of the initial lease term, importance of the lease to the Company's operations, costs to negotiate a new lease, any contractual or economic penalties, and the economic value of leasehold improvements.

Certain lease arrangements contain provisions requiring the Company to remove lessee installed leasehold improvements at the expiration of the lease. As this obligation is a direct result of the Company's decision to install leasehold improvements and does not arise solely because of the lease the Company excludes these obligations from lease payments and variable lease payments. The Company records these obligations as asset retirement obligations. The fair value of these obligations are recorded as liabilities on a discounted basis, which occurs as of lease commencement. In the estimation of fair value, the Company uses assumptions and judgements for an asset retirement obligation. The costs associated with these liabilities are capitalized with the associated leasehold improvement and depreciated over the lease term with the liabilities accreted over the same period.

Failed sales-leasebacks (Construction financial liabilities)

When the Company enters into sale-leaseback transactions, an assessment is performed to determine whether a contract exists and whether there is a performance obligation to transfer control of the asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If control is not transferred based on the nature of the transaction, and therefore does not meet the requirements for a sale under the sale-leaseback accounting model, the Company is deemed to own this real estate and reflects these properties on our consolidated balance sheets in property and equipment, net and depreciates them over the assets' useful lives. The liabilities associated with these leases are recorded to construction finance liabilities - current portion and construction finance liabilities on the consolidated balance sheets.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in business combinations are measured at fair value at the acquisition date. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Internal Use Software

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Further, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality or extend the assets useful life. Amortization of such costs commences when the project is substantially completed and ready for its intended use. Capitalized software development costs are classified as intangible assets, net on the consolidated balance sheets.

Intangible assets are amortized using the straight-line method over estimated useful lives as follows:

Licenses	15 years
Internal use software	3 to 5 years
Tradenames	2 to 10 years
Customer relationship	1 to 5 years
Non-compete	2 years
Trademarks	1 to 5 years

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31:

	2023	2022
	(in thousands)	
Trade accounts payable	$ 28,245	$ 15,857
Nontrade accrued liabilities [(1)]	23,829	34,662
Accrued compensation and benefits	18,113	19,451
Non income taxes payable	7,061	5,747
Other	5,914	6,306
Total accounts payable and accrued liabilities	$ 83,162	$ 82,023

(1) Nontrade accrued liabilities includes recurring accruals for items including but not limited to: interest, utilities, and insurance.

Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Derivative Financial Instruments

The Company utilizes interest rate swaps for the sole purpose of mitigating interest rate fluctuation risk associated with floating rate debt instruments. The Company does not use any other derivative financial instruments for trading or speculative purposes. In accordance with ASC 815, *Derivatives and Hedging*, derivative financial instruments are recognized as assets or liabilities on the consolidated balance sheets at fair value. The Company has not designated its interest rate swap ("Swap") contracts as hedges for accounting treatment. Pursuant to U.S. GAAP, income or loss from fair value changes for derivatives that are not designated as hedges are reflected as income or loss within interest expense on the consolidated statements of operations and a corresponding asset or liability is recognized on the consolidated balance sheets based on the fair value position as of each reporting date.

Warrants

Warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815, *Derivatives and Hedging – Contracts in Entity's Own Equity*, as either liabilities or as equity instruments depending on the specific terms of the warrant agreement. Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of other income, net on the consolidated statements of operations as change in fair value of derivative liabilities - warrants. Transaction costs allocated to warrants that are presented as a liability were immediately expensed within the consolidated statements of operations. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Earnings per share

Basic earnings attributable to common shareholders is computed by dividing reported net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share attributable to common shareholders is computed by dividing reported net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares and the number of dilutive potential common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of share options, warrants, and RSUs and the incremental shares issuable upon conversion of similar instruments.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. See *Note 17. Earnings Per Share*.

Revenue Recognition

The Company generates revenue from the sale of cannabis and cannabis related products. Revenue is recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those goods or services. Our revenue excludes sales, use, and excise-based taxes collected and is reported net of sale discounts. Revenue associated with any unsatisfied performance obligation is deferred until the obligation is satisfied (i.e., when control of a product is transferred to the customer).

Revenues are primarily derived from retail and wholesale sales, which are recognized when control of the goods has transferred to the customer and collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligation has been fulfilled under the terms of the related sales contract.

Revenue from retail sales of cannabis to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and the customer has accepted and paid for the goods. Revenue from the wholesale of cannabis to customers is recognized upon delivery to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy. See *Note 22. Revenue Disaggregation.*

Deferred Revenue

For most of its locations, the Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits to be used on future purchases. Loyalty reward credits issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are recorded as reductions to revenue on the consolidated statements of operations and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty reward points expire at the end of a six month period.

During the first quarter of 2023, the Company terminated the loyalty program associated with dispensaries acquired with the October 2021 acquisition of Harvest Health & Recreation, Inc. ("Harvest"). As a result of the termination of the loyalty program at certain dispensaries, the Company recorded a reduction in the accrual of $4.7 million in revenue on the consolidated statements of operations. The remaining reduction in deferred revenue during the year ended December 31, 2023 was primarily due to increased breakage in our remaining loyalty programs.

Cost of Goods Sold

Costs of goods sold include the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacturing process of finished goods, such as flower, concentrates, and edibles, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes depreciation and amortization, allocations of rent, administrative salaries, utilities, and related costs.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The IRS has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within provision for income taxes within the consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses on the accompanying consolidated statements of operations and totaled $12.1 million, $8.2 million, and $7.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Share Based Compensation

Stock Options

Share-based payment awards are based on the estimated fair value of the awards using the Black-Scholes option pricing model and the related expense is recognized using the graded-vesting method over the award term. The Company estimates expected volatility using the historical volatility of the Company. In cases where there is insufficient trading history, the expected volatility is estimated using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding and is computed using the simplified method as the Company has insufficient historical information regarding its stock options to provide a basis for an estimate. The risk-free rate was based on the United States bond yield rate at the time of grant of the award. The expected annual rate of dividends is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company has elected to account for forfeitures as they occur.

Restricted Stock Units

Restricted stock units ("RSUs") represent a right to receive a single Subordinate Voting Share that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs generally vest ratably over a two-to-three-year period subject to continued employment through each anniversary. The fair value of the Company's RSUs are determined based on the stock price on the date of grant and the related expense is recognized using the graded-vesting method over the award term.

Business combinations and goodwill

The Company accounts for business combinations using the acquisition method in accordance with Accounting Standards Codification ASC 805, *Business Combinations,* which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized in the consolidated statements of operations.

Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans and, therefore, no corresponding allowance for loan losses is recorded for such loans at acquisition.

Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Goodwill represents the excess of the consideration transferred for the acquisition of subsidiaries over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal, or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses, and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Non-controlling Interest

Non-controlling interests ("NCI") represent equity interests in subsidiaries, including VIEs, owned by outside parties. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. The Company measures each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI is presented as a component of equity. NCI's share of net income or loss is recognized directly in equity. Total income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

In accordance with ASC 360-10, when evaluating long-lived assets with impairment indicators for potential impairment, the Company first compares the carrying value of the asset to its estimated undiscounted cash flows. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, an impairment loss is calculated. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. The Company recognizes an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value.

During the first quarter of 2023, the Company determined that certain long-lived assets, including intangible assets, in Massachusetts were impaired due to the competitive environment in the Massachusetts cannabis industry. The Company utilized a cost approach for its impairment testing of intangibles and property and equipment resulting in an impairment of $30.3 million recorded on the consolidated statements of operations, of which $27.6 million was for discontinued operations and recorded in net loss from discontinued operations, net of tax benefit, and $2.7 million was for continuing operations and recorded in impairment and disposal of long-lived assets, net. The cost approach is based on market comparable data for replacement, adjusted for local variations, inflation, and other factors.

During the remaining nine-month period for the year ended December 31, 2023, the Company did not identify any events or changes in circumstances providing indication of impairment.

Impairment of goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. Examples of such events and circumstances that the company considers include the following:

- Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;

- Industry and market considerations such as a deterioration in the environment in which the company operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for the company's products or services, or a regulatory or political development;

- Cost factors such as increases in inventory, labor, or other costs that have a negative effect on earnings and cash flows;

- Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods;

- Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers, contemplation of bankruptcy, or litigation;

- Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more likely than not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit; and

- A sustained decrease in share price (considered in both absolute terms and relative to peers).

In order to determine that the value of goodwill may have been impaired, the Company applies the guidance in FASB ASU 2011-08, *Intangibles-Goodwill and Other-Testing Goodwill for Impairment*, which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. The Company performs the Step Zero assessment to determine that it was more-likely-than-not if the reporting unit's carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, market data, and a reasonable control premium are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

The Company operates as one operating segment and reporting unit and therefore, evaluates goodwill for impairment as one singular reporting unit annually during the fourth quarter or more often when an event occurs, or circumstances indicate the carrying value may not be recoverable.

During the three months ended June 30, 2023, the Company identified one event included in the list above as a risk indicator for goodwill impairment, which was a decline in the Company's share price negatively affecting the Company's market capitalization. The Company concluded the decline in stock price was a triggering event to perform an interim quantitative goodwill impairment test, as of June 30, 2023, specific to the stock price decline and resulting market capitalization of the Company. As the sole risk to the value of goodwill was the stock price, the Company concluded it most appropriate to apply a market approach. The results of the Company's interim test for impairment as of June 30, 2023, utilizing a market approach, indicated that the reporting unit's fair value fell below the carrying value. Based on the results of the goodwill impairment procedures, the Company recorded a $307.6 million goodwill impairment for the single reporting unit in the second quarter of 2023.

When the Company employs the market approach in its goodwill impairment testing, the Company estimates the fair value based upon multiples of comparable public companies. Significant estimates in the market approach include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, as well as assessing comparable market multiples in estimating the fair value of the reporting unit.

For the Company's 2023 annual impairment test, the Company performed a Step Zero assessment reviewing the factors listed above, including but not limited to historical results, business plans, forecasts, market data, and a reasonable control premium.

Other than the event that existed and was isolated to the three months ending June 30, 2023 as outlined above, as of December 31, 2023, the Company did not identify any events or changes in circumstances that would indicate the carrying amount of goodwill may be impaired. The Company did not identify any impairment of its goodwill during the years ended December 31, 2022 or 2021.

Discontinued Operations

The Company classifies a component of an entity that has been or is to be disposed of, either by sale, abandonment, or other means, as discontinued operations when it represents a strategic shift in the Company's operations. A component of an entity is identified as operations and cash flows that can be clearly distinguished, operationally and financially, from the rest of the entity.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in our consolidated financial statements, include, but are not limited to, inventory; accounting for acquisitions and business combinations; income taxes; initial valuation and subsequent impairment testing of goodwill, other intangible assets and long-lived assets; fair value of financial instruments; share-based payment arrangements; and commitments and contingencies. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB did not or are not believed by management to have a material effect on the Company's present or future financial statements or disclosures.

ASU 2023-07 In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures (Topic 280)*. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

ASU 2023-09 In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

NOTE 4. ACQUISITIONS

(1) Formula 420 Cannabis LLC

On December 22, 2022, the Company acquired 100% of the membership interests of Formula 420 Cannabis LLC ("Formula 420") the holder of an Arizona adult-use license that became operational in October 2022. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining Formula 420 did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. The Company had previously consolidated the entity as a VIE as it was determined the Company exercised control of the entity and was the primary beneficiary although it previously owned no equity interests due to a master service agreement. In accordance with Topic 810, *Consolidation*, the Company accounted for the change in a consolidated subsidiaries ownership interest as an equity transaction. Therefore, the total consideration was determined to be $5.5 million which consisted of a note payable. See *Note 11. Notes Payable* for further details. Nominal transaction costs were incurred in relation to this acquisition.

(2) Greenhouse Wellness WV Dispensaries, LLC

On April 26, 2022, the Company acquired 100% of the membership interests of Greenhouse Wellness WV Dispensaries, LLC ("Greenhouse WV"), the holder of a West Virginia dispensary permit and a lease for a not yet operating dispensary location. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining Greenhouse WV did not meet the definition of a business as Greenhouse WV did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the transaction has been accounted for as an asset acquisition whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. Total consideration was $0.3 million consisting of cash.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:	*(in thousands)*
Cash	$ 281
Fair value of consideration exchanged	$ 281
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Right of use asset - operating	$ 170
Intangible asset	270
Favorable lease interest	11
Operating lease liabilities	(170)
Total net assets acquired	$ 281

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life and a favorable lease interest which was fully amortized in the period of acquisition due to useful life and materiality considerations.

(3) Watkins Cultivation Operation

On February 14, 2022, the Company acquired a cultivation operation from CP4 Group, LLC, in Phoenix, Arizona ("Watkins Cultivation Operation" or "Watkins"). The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining Watkins met the definition of a business as Watkins is an existing cultivation facility with inputs, processes, and outputs in place that constitute a business under Topic 805. As a result, the acquisition of Watkins has been accounted for as a business combination. Goodwill represents the amount the Company paid over the fair value of the net identifiable tangible assets acquired. The primary reason for the acquisition was to expand the Company's cultivation capacity in Arizona. The goodwill of $24.5 million arising from the acquisition primarily consists of the economies of scale expected from a vertical cannabis market in Arizona. Total consideration was $27.5 million paid in cash. An additional $22.5 million was paid into escrow for four potential earnouts. The earnouts were based on the completion of certain milestones and contingent on the continued employment of the key employee shareholders ("Key Employees") of Watkins. As the earnouts were contingent on the continued employment of the Key Employees, any amounts earned are compensation for post-combination services.

The Company accrues the compensation cost for each earnout as it becomes probable and estimable and over the most probable period of continued employment required for the specific earnouts. During the year ended December 31, 2022, the Company concluded that attainment of any of the four potential earnouts was no longer probable or estimable and reversed all existing accruals.

The Company incurred $0.2 million of transaction costs related to the acquisition of Watkins. These costs were expensed as incurred and included in general and administrative expenses on the consolidated statements of operations for the quarter ended March 31, 2022. No additional transaction costs have been incurred.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible assets acquired and liabilities assumed:

Consideration	*(in thousands)*
Cash	$ 27,500
Fair value of consideration exchanged	$ 27,500
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Inventories	$ 2,266
Property and equipment	692
Right of use asset - operating	4,737
Goodwill	24,542
Operating lease liability	(4,737)
Total net assets acquired	$ 27,500

(d) Purplemed Healing Center

On December 28, 2021, the Company acquired 100% of certain assets of Purplemed Healing Center ("Purplemed") including the Medical Marijuana Dispensary License issued by the Arizona Department of Health Services ("ADHS") and the Marijuana Establishment License issued by the ADHS which collectively serve as the Purplemed license providing the ability to operate a marijuana retail sales dispensary as well as the assumption of the associated lease. The Company also acquired the right to operate an additional offsite cultivation business under the Arizona Adult Use Marijuana Act, and the option to purchase full ownership and management of Greenmed, Inc., the Greenmed license, and the Greenmed dispensary. As part of the transaction, the Company assumed the Purplemed loyalty program.

The Company analyzed the acquisition under ASU 2017-01, *Business Combinations* (Topic 805): *Clarifying the Definition of a Business*, determining Purplemed did not meet the definition of a business as Purplemed did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of Purplemed has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. The total consideration was $15.0 million consisting of cash. The acquisition provided for indemnity for pre-closing liabilities. Accordingly, the Company recognized an indemnification asset of $0.5 million offset the by associated liabilities based on the information that was available at the date of the acquisition, which is included in the net assets acquired.

The net assets were acquired for an aggregate purchase price of $15.0 million.

Consideration:	*(in thousands)*
Cash	$ 15,000
Transaction costs	12
Fair value of consideration exchanged	$ 15,012
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Prepaid expenses and other current assets	$ 531
Right of use asset - operating	271
Intangible asset	15,076
Other current liabilities	(531)
Deferred revenue	(109)
Operating lease liabilities	(226)
Total net assets acquired	$ 15,012

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life.

(e) Harvest Health & Recreation Inc.

On October 1, 2021, (the "Closing Date"), the Company acquired 100% of the common shares of Harvest Health & Recreation, Inc. ("Harvest") and its portion of variable interest entities in exchange for Subordinate Voting Shares of the Company (the "Harvest Transaction").

Harvest was one of the largest multi-state vertically integrated operators in the cannabis industry in the United States operating from "seed to sale". Harvest operated facilities or provides services to cannabis dispensaries in Arizona, California, Colorado, Florida, Maryland, Nevada, and Pennsylvania, with two provisional licenses in Massachusetts. In addition, Harvest owned CO_2 extraction, distillation, purification, and manufacturing technology used to produce a line of cannabis topicals, vapes, and gems featuring cannabinoids.

Total consideration was $1.4 billion consisting of Trulieve Subordinate Voting Shares ("Trulieve Shares") with a fair value of $1.37 billion, stock options, equity classified warrants, restricted stock units, and other outstanding equity instruments with a fair value of $18.4 million, and warrant liabilities convertible into equity with a fair value of $3.1 million at the time of the Harvest Transaction. The Company incurred $13.0 million in transaction costs related to the acquisition of Harvest. These costs were expensed as incurred and are included in general and administrative expenses within the consolidated statements of operations for the year ended December 31, 2021. No additional transaction costs have been incurred.

The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, *Business Combinations*. Goodwill represents the premium the Company paid over the fair value of the net tangible and intangible assets acquired. The primary reason for the acquisition was to expand the Company's retail and cultivation footprint and gain access to new markets. The goodwill of $663.7 million arising from the acquisition primarily consists of the synergies and economies of scale expected from combining the operations of Trulieve and Harvest including growing the Company's customer base, acquiring assembled workforces, and expanding its presence in new and existing markets. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

During the third quarter of 2022, the Company finalized the accounting for non-controlling interests on the acquired entities, which resulted in a measurement period adjustment increasing non-controlling interests and goodwill by $1.6 million.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:	*(in thousands)*
Trulieve Subordinated Voting Shares	$ 1,369,024
Fair value of other equity instruments	18,394
Fair value of warrants classified as liabilities	3,103
Fair value of consideration exchanged	$ 1,390,521
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Cash and cash equivalents	$ 85,318

Restricted cash	3,072
Accounts receivable	3,645
Inventories	92,537
Prepaid expenses and other current assets	100,129
Notes receivable	9,805
Property and equipment	191,801
Right of use assets - operating	73,476
Intangible assets:	
Dispensary license	946,000
Trademarks	27,430
Customer relationships	3,500
Other assets	5,289
Accounts payable and accrued liabilities	(58,887)
Income tax payable	(24,863)
Deferred revenue	(4,523)
Operating lease liabilities	(76,558)
Contingencies	(26,599)
Notes payable	(285,238)
Construction finance liabilities	(79,683)
Other long-term liabilities	(1,085)
Deferred tax liabilities	(253,986)
	$ 730,580
Non-controlling interest	$ (3,734)
Goodwill	663,675
Total net assets acquired	$ 1,390,521

The above table includes the discontinued operations of Nevada.

The acquired intangible assets include dispensary licenses which are treated as definite-lived intangible assets amortized over a 15-year useful life, tradenames amortized over a one-to-five-year useful life, and customer relationships amortized over a one-year period.

On acquisition date there was consideration in the form of 1,266,641 stock options (as converted) that had been issued before the acquisition date to employees and non-employees of Harvest. The pre-combination fair value of these awards is $6.2 million. There was consideration in the form of 1,011,095 warrants (1,009,416 equity classified Subordinate Voting Shares ("SVS") warrants and 1,679 liability classified Multiple Voting Share ("MVS") warrants, as converted) that had been issued before the acquisition date to employees and non-employees of Harvest. The pre-combination fair value of these awards is $7.7 million with $4.6 million representing the equity classified warrants and $3.1 million representing the liability classified warrants. There was consideration in the form of restricted stock units that had been issued before the acquisition date to non-employees of Harvest which vested for services performed pre-combination representing 18,297 SVS. The pre-combination fair value of these awards is $0.5 million. There was additional consideration in the form of other outstanding equity instruments issued before the acquisition date to non-employees which had a pre-combination fair value of $7.1 million.

As part of the acquisition, Harvest entered into a sale agreement to sell their Florida cannabis license for $55.0 million where Trulieve was legally prohibited from holding this license and the sale occurred simultaneously with the Harvest Transaction. Therefore, a $55.0 million receivable for the sale proceeds was acquired. The funds were received subsequent to the closing of the Harvest Transaction on October 1, 2021.

Supplemental pro forma information (unaudited)

The unaudited pro forma information for the periods set forth below gives effect to the acquisition of Harvest Health and Recreation, Inc, as if the acquisition had occurred on January 1, 2021. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the transaction been consummated as of that time nor does it purport to be indicative of future financial operating results.

Proforma revenues and proforma net loss attributable to common shareholders for the year ended December 31, 2021 were $1,232.2 million and $8.0 million, respectively.

Unaudited pro forma net income reflects the adjustment of sales between the companies, and adjustments for alignment of significant differences in accounting principles and elections. The above unaudited supplemental pro formas include the results of operations which have subsequently been discontinued.

(f) Anna Holdings, LLC

On July 8, 2021, the Company acquired 100% of the membership interests of Anna Holdings, LLC, the sole member of Chamounix Ventures, LLC which holds a permit to operate dispensaries under Keystone Shops ("Keystone Shops") with locations in Philadelphia, Devon, and King of Prussia, Pennsylvania. Total consideration was $55.6 million consisting of $20.3 million in cash, inclusive of net working capital adjustments, and 1,009,336 in Trulieve Shares with a fair value of $35.4 million. The agreement provides for an additional $5.0 million in consideration which is contingent on the enactment, adoption or approval of laws allowing for adult-use cannabis in Pennsylvania. No liability was recorded for this contingent consideration, as the estimated value of the liability was not significant at the time of acquisition or as of December 31, 2023 based on the likelihood of approval of laws allowing for adult-use cannabis in Pennsylvania. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC)

805, *Business Combinations*. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:	*(in thousands)*
Cash	$ 20,251
Shares issued upon acquisition	35,385
Fair value of consideration exchanged	$ 55,636
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Cash	$ 500
Prepaid expenses and other current assets	240
Inventories	1,766
Property and equipment	1,144
Right of use asset - finance	1,340
Intangible assets:	
Dispensary license	27,000
Tradename	100
Favorable leasehold interests	86
Goodwill	39,703
Other assets	40
Accounts payable and accrued liabilities	(878)
Income tax payable	(2,892)
Operating lease liabilities	(1,340)
Other long-term liabilities	(2,179)
Deferred tax liabilities	(8,994)
Total net assets acquired	$ 55,636

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life, as well as tradename and net favorable leasehold interests which were fully amortized in the period of acquisition due to useful life and materiality considerations.

(g) Nature's Remedy of Massachusetts, Inc.

On June 30, 2021, the Company completed an asset purchase agreement whereby Trulieve acquired a licensed, but not yet operating, adult-use dispensary location from Nature's Remedy of Massachusetts, Inc. ("Nature's Remedy"). The Company analyzed the acquisition under ASU 2017-01, *Business Combinations* (Topic 805): Clarifying the *Definition of a Business*, determining Nature's Remedy did not meet the definition of a business as Nature's Remedy did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of Nature's Remedy has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. Total consideration was $16.2 million consisting of $7.0 million in cash and 237,881 in Trulieve Shares with a fair value of $9.1 million and less than $0.1 million in transaction costs.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:		*(in thousands)*
Cash	$	7,000
Shares issued upon acquisition		9,139
Transaction costs		23
Fair value of consideration exchanged		$ 16,162
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Prepaid expenses and other current assets	$	12
Property and equipment		1,006
Right of use asset - finance		799
Intangible asset		15,274
Accounts payable and accrued liabilities		(335)
Finance lease liabilities		(594)
Total net assets acquired		$ 16,162

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

(h) Patient Centric of Martha's Vineyard Ltd.

On July 2, 2021, the Company acquired certain assets of Patient Centric of Martha's Vineyard ("PCMV") including the rights to a Provisional Marijuana Retailers License from the Massachusetts Cannabis Control Commission, the right to exercise an option held by PCMV to lease real property in Framingham, Massachusetts for use as a marijuana retailer, and necessary municipal entitlements to operate as a marijuana retailer at the property. Total consideration was 258,383 in Trulieve Shares, of which 10,879 are subject to a holdback for six months as security for any indemnity claims by the Company under the asset purchase agreement. The fair value of the equity exchange was $10.0 million. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining PCMV did not meet the definition of a business as PCMV did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of PCMV has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values.

Consideration:	*(in thousands)*
Shares issued upon acquisition	$ 10,012
Transaction costs	18
Fair value of consideration exchanged	$ 10,030
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Right of use asset - finance	$ 1,756
Intangible asset	10,594
Finance lease liabilities	(2,320)
Total net assets acquired	$ 10,030

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

(i) Solevo Wellness West Virginia, LLC

On June 8, 2021, the Company acquired 100% of the membership interests of Solevo Wellness West Virginia, LLC ("Solevo WV") which holds three West Virginia dispensary licenses. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining Solevo WV did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. Total consideration was $0.8 million consisting of $0.2 million in cash, 11,658 in Trulieve Shares with a fair value of $0.4 million, $0.1 million in debt forgiveness and less than $0.1 million in transaction costs. The consideration of $0.8 million was allocated to acquired assets of $0.8 million, which are treated as definite-lived intangible assets amortized over a 15-year useful life.

(j) Mountaineer Holding, LLC

On May 6, 2021, the Company acquired 100% of the membership interests of Mountaineer Holding LLC ("Mountaineer") which holds a cultivation permit and two dispensary permits in West Virginia. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business,* determining Mountaineer did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. Total consideration was $5.5 million, consisting of $3.0 million in cash and 60,342 in Trulieve Shares with a fair value of

$2.5 million. The consideration of $5.5 million has been allocated to the $5.5 million of acquired assets which are treated as definite-lived intangible assets and amortized over a 15-year useful life.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following as of December 31:

	2023	2022
	(in thousands)	
Trade receivables	$ 10,420	$ 8,482
Less: allowance for credit losses	(3,717)	(1,975)
Accounts receivable, net	$ 6,703	$ 6,507

NOTE 6. NOTES RECEIVABLE

The Company's notes receivable, net totaled $13.7 million and $12.7 million as of December 31, 2023 and 2022, respectively, which are reported as notes receivable - current portion and notes receivable, net on the Company's consolidated balance sheets. The notes receivable are secured by certain assets. The weighted average effective interest rates were 8.05% and 8.31% as of December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Company recorded interest income of $1.2 million, $1.3 million, and $0.2 million, respectively, in interest income on the consolidated statements of operations. The Company had accrued interest receivable of $0.1 million and $0.1 million as of December 31, 2023 and 2022, respectively, in other current assets on the consolidated balance sheets.

Stated maturities of the notes receivable, net are as follows as of December 31, 2023:

Year Ending December 31,	Expected principal payments
	(in thousands)
2024	$ 6,233
2025	6,943
2026	75
2027	75
2028	75
Thereafter	300
Total notes receivable	13,701
Less: discount on notes receivable	(45)
Less: current portion of notes receivable	(6,233)
Notes receivable, net	$ 7,423

NOTE 7. INVENTORIES

Inventories are comprised of the following items as of December 31:

	2023	2022
	(in thousands)	
Raw material		
Cannabis plants	$ 21,429	$ 21,523
Packaging and supplies	36,472	49,650
Total raw material	57,901	71,173
Work in process	104,428	158,448
Finished goods - unmedicated	6,516	7,323
Finished goods - medicated	44,275	39,561
Total inventories	$ 213,120	$ 276,505

During the years ended December 31, 2023, 2022, and 2021, the Company recorded adjustments to the valuation of inventory of $4.4 million, $6.3 million, and $0.8 million, respectively, which are recorded to cost of goods sold within the consolidated statements of operations.

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31:

	2023	2022
	(in thousands)	
Land	$ 26,699	$ 38,485
Buildings and improvements	528,173	497,493
Furniture and equipment	292,128	277,164
Vehicles	814	839
Construction in progress	28,023	55,145
Total property and equipment, gross	875,837	869,126
Less: accumulated depreciation	(199,485)	(125,866)
Total property and equipment, net	$ 676,352	$ 743,260

The Company incurred the following related to property and equipment for the year ended December 31:

	Location on the consolidated statements of operations	2023	2022	2021
		(in thousands)		
Capitalized interest	Interest expense	$ (148)	$ 4,728	$ 9,231
Depreciation expense	Cost of goods sold	55,114	44,383	19,924
Depreciation expense	Depreciation and amortization	21,004	26,216	11,944
Loss on impairment	Impairments and disposals of long-lived assets, net	$ 2,712	$ 1,294	$ —
Loss on disposal	Impairments and disposals of long-lived assets, net	5,320	54,509	1,732
Gain on sale	Impairments and disposals of long-lived assets, net	(251)	(654)	—

NOTE 9. INTANGIBLE ASSETS & GOODWILL

Intangibles

The Company's definite-lived intangible assets consisted of the following as of December 31:

	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in thousands)					
Licenses	$ 1,046,544	$ 159,084	$ 887,460	$ 1,044,161	$ 89,367	$ 954,794
Trademarks	27,430	17,609	9,821	27,430	12,530	14,900
Internal use software	26,947	7,520	19,427	16,528	3,065	13,463
Tradenames	4,861	4,461	400	4,862	3,506	1,356
Customer relationships	3,535	3,452	83	3,536	3,252	284
Total	$ 1,109,317	$ 192,126	$ 917,191	$ 1,096,517	$ 111,720	$ 984,797

Amortization expense was $80.4 million, $81.7 million, and $27.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company recorded a gain on sale of intangible assets of $3.0 million, which is recorded to impairment and disposal of long-lived assets, net on the consolidated statements of operations for the year ended December 31, 2023.

The following table outlines the estimated future annual amortization expense related to intangible assets as of December 31, 2023:

Year Ending December 31,	Estimated amortization
	(in thousands)
2024	$ 81,597
2025	78,197
2026	75,213
2027	72,712
2028	69,056
Thereafter	540,416
Total	$ 917,191

As of December 31, 2023, the weighted average amortization period remaining on our intangible assets was 12.4 years.

Goodwill

Goodwill consisted of the following:

	(in thousands)
As of December 31, 2021	$ 765,358
Acquisition of Watkins Cultivation Operations	24,542
Measurement period adjustment of Harvest Health and Recreation, Inc.	1,595
As of December 31, 2022	$ 791,495
Impairment June 2023 [1]	(307,590)
As of December 31, 2023	$ 483,905

(1) See *Note 3. Summary Of Significant Accounting Policies* for further details.

NOTE 10. HELD FOR SALE

Held for sale assets primarily consist of property and equipment and are recorded in other current assets on the consolidated balance sheets. The following table shows the activity of the Company's assets held for sale:

	(in thousands)
Held for sale assets, net as of December 31, 2022	$ 14,521
Assets moved to held for sale	18,694
Non-cash settlement	(2,481)
Impairments	(2,810)
Assets sold	(12,344)
Held for sale assets, net as of December 31, 2023	$ 15,580
Held for sale liabilities as of December 31, 2022	$ —
Liabilities moved to held for sale	(1,997)
Liabilities settled associated with held for sale assets	1,997
Held for sale liabilities as of December 31, 2023	$ —

During the years ended December 31, 2023, 2022, and 2021, the Company recorded a loss on the impairment and disposal of held for sale assets of $3.8 million, $8.6 million, and zero, respectively, which is recorded to impairment and disposal of long-lived assets, net on the consolidated statements of operations.

NOTE 11. NOTES PAYABLE

Notes payable consisted of the following as of December 31:

	2023	2022	Stated Interest Rate		Effective Interest Rate	Maturity Date	Net Book Value of Collateral
		(in thousands)					
Mortgage Notes Payable							
Notes dated December 21, 2022 [1]	$ 70,046	$ 71,500	7.53%	[7]	7.86%	1/1/2028	$ 166,932
Notes dated December 22, 2023 [2]	25,000	—	8.31%	[7]	8.48%	12/31/2028	59,677
Notes dated December 22, 2022 [3]	18,470	18,900	7.30%	[7]	7.38%	12/22/2032	9,017
Notes dated October 1, 2021 [4]	5,645	6,095	8.14%	[7]	8.29%	10/1/2027	11,860
Total mortgage notes payable	119,161	96,495					
Promissory Notes Payable							
Notes dated December 22, 2022 [5]	—	5,500	10.00%	[7]	10.00%	12/22/2023	
Notes acquired in Harvest Acquisition in October 2021 [6]	1,707	5,338	[6]	[7]	[6]	[6]	
Note of consolidated variable-interest entity dated February 1, 2022	885	1,200	8.00%	[7]	8.00%	12/31/2025	
Total promissory notes payable	2,592	12,038					
Total notes payable	121,753	108,533					
Less: debt discount	(2,139)	(1,833)					
Less: current portion of notes payable	(3,759)	(12,453)					
Notes payable, net	$ 115,855	$ 94,247					

(1) In connection with the closing of these four notes, the Company entered into an interest rate swap to fix the interest rate at 7.53% for the term of the notes. See *Note 24. Financial Instruments* for further details. These promissory notes contain customary restrictive covenants pertaining to our management and operations, including, among other things, limitations on the amount of debt that may be incurred and the ability to pledge assets, among other things, as well as financial covenant requirements, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements, debt service coverage ratio, and liquidity covenant test. The covenants commenced on September 30, 2023 with semi-annual measurement, except for certain covenants which

were measured starting as of December 31, 2022. In May 2023, the Company amended the terms of the agreement with respect to the covenant requirements, excluding balloon payments from certain covenant calculations.

(2)   This mortgage note payable contains customary restrictive covenants pertaining to our management and operations, including, among other things, limitations on the amount of debt that may be incurred and the ability to pledge assets, among other things, as well as financial covenant requirements, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements, debt service coverage ratio, and liquidity covenant test. The covenants commence on June 30, 2024 with quarterly or semi-annual measurement, except for certain covenants which were measured starting as of December 31, 2023.

(3)   This mortgage note payable bears stated interest rate until December 21, 2027 and thereafter, interest will accrue at a rate equal to the five-year treasury rate in effect as of December 12, 2027 plus 3.50%. The promissory note contains customary restrictive covenants pertaining to our operations, including, among other things, limitations on the amount of debt and subsidiary debt that may be incurred and the ability to pledge assets, as well as financial covenant requirements, among other things, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements, covenant to liquidity and debt principal test, and a global debt service coverage ratio.

(4)   On November 15, 2022, the Company closed on the refinancing of our mortgage notes payable dated October 1, 2021 to extend the maturity date by five years and fix the interest rate at 8.14%. In the first quarter of 2023, the Company reclassified the collateralized assets to held for sale as part of its continued efforts to optimize assets and resources in the markets the Company serves. The Company expects to sell the assets, which primarily consist of property and equipment, within the near-term.

(5)   Promissory note is secured by the acquired membership interest in Formula 420 Cannabis LLC. See Note 4. Acquisitions for further details.

(6)   Seven promissory notes were acquired during the year ending December 31, 2021. Interest rates range from 0.00% to 7.50%, with a weighted average interest rate of 6.60% as of December 31, 2023. Maturity dates range from October 4, 2024 to October 24, 2026.

(7)   Interest payments are due monthly.

Interest expense incurred on notes payable is recorded to interest expense, net on the consolidated statements of operations. Interest expense was $8.4 million, $1.0 million, and $1.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, and included accretion expense of $0.3 million, $0.1 million, and $0.1 million, for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company's notes payable described above are subordinated to the private placement notes. See *Note 12. Private Placement Notes* for further details.

As of December 31, 2023, stated maturities of notes payables are as follows:

Year Ending December 31,	(in thousands)
2024	$ 3,751
2025	4,331
2026	4,655
2027	70,034
2028	23,199
Thereafter	15,783
Total	$ 121,753

NOTE 12. PRIVATE PLACEMENT NOTES

June and November Notes

In 2019, the Company completed two private placement notes (the "June Notes" and the "November Notes"), each comprised of 5-year senior secured promissory notes with a face value of $70.0 million and $60.0 million, respectively. The purchasers of the June Notes received warrants to purchase 1,470,000 Subordinate Voting Shares at a price of $13.47 ("June Warrants") and the purchasers of the November Notes received warrants to purchase 1,560,000 Subordinate Voting Shares at a price of $980 per Unit, with each unit consisting of one Note issued in Denominations of $1,000 and 26 warrants ("November Warrants"), which can be exercised for approximately three years after closing (collectively the "Public Warrants"). The remaining outstanding Public Warrants expired in June 2022.

On December 1, 2023, the Company completed an early redemption of our private placement notes, both of the "June Notes" and the "November Notes", with a cash payment of $130.0 million, excluding accrued interest, which represented a redemption price of 100% of the principal amounts outstanding for both "Notes". The Company recorded a loss on extinguishment of $2.4 million representing the difference between the reacquisition price and the net carrying amount of the debt as of extinguishment.

2026 Notes

On October 6, 2021, the Company closed its private placement of 8% Senior Secured Notes (the "2026 Notes - Tranche One") for aggregate gross proceeds of $350.0 million and net proceeds of $342.6 million. The Company used a portion of the net proceeds to repay certain outstanding acquired indebtedness and used the remaining net proceeds for capital expenditures and other general corporate purposes. On January 28, 2022, the Company closed on a second tranche private placement of 8% Senior Secured Notes (the "2026 Notes - Tranche Two") for aggregate gross proceeds of $76.9 million and net proceeds of $75.6 million. The Company used the net proceeds for capital expenditures and other general corporate purposes. The notes may be redeemed in whole or in part, at the Company's option, at any time, on or after October 6, 2023, at the applicable redemption price. These notes are collectively referred to as the "2026 Notes".

During the third quarter of 2023, the Company made an open market repurchase of its private placement notes, "2026 Notes - Tranche One", that resulted in the extinguishment of $57.0 million in principal at a discount of 16.5%. Cash consideration paid to repurchase the principal amount outstanding, excluding accrued interest, totaled $47.6 million, and the Company recognized a gain of $8.2 million on the extinguishment of debt.

Private placement notes payable consisted of the following as of December 31:

	2023	2022	Stated Interest Rate	Effective Interest Rate	Maturity Date
	(in thousands)				
2026 Notes - Tranche One	$ 293,000	$ 350,000	8.00%	8.52%	10/6/2026
2026 Notes - Tranche Two	75,000	75,000	8.00%	8.43%	10/6/2026
June Notes	—	70,000	9.75%	13.32%	6/11/2024
November Notes	—	60,000	9.75%	13.43%	6/11/2024
Total private placement notes	368,000	555,000			
Less: Unamortized debt discount and issuance costs	(4,785)	(13,336)			
Less: current portion of private placement notes, net	—	—			
Private placement notes, net	$ 363,215	$ 541,664			

The fair value of the private placement notes was $310.5 million as of December 31, 2023.

The private placement notes contain customary restrictive covenants pertaining to our management and operations, including, among other things, limitations on the amount of debt that may be incurred and the ability to pledge assets, as well as financial covenant requirements, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements and a fixed charge ratio coverage, measured from time to time when certain conditions are met.

Interest expense incurred on private placement notes is recorded to interest expense, net on the consolidated statements of operations. Interest expense was $49.7 million, $52.0 million, and $22.2 million for the years ended December 31, 2023, 2022, and 2021, respectively, and included accretion expense of $5.3 million, $5.2 million, and $3.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Stated maturities of the principal portion of private placement notes outstanding as of December 31, 2023 are as follows:

Year	(in thousands)
2026	368,000
Total private placement notes	$ 368,000

NOTE 13. LEASES

The following table provides the components of lease cost for the year ended December 31:

	Location on the consolidated statements of operations	2023	2022	2021
		(in thousands)		
Operating lease cost	Cost of goods sold, sales and marketing, general and administrative	$ 20,291	$ 20,428	$ 10,754
Finance lease cost:				
Amortization of lease assets	Cost of goods sold, Deprecation and amortization	10,357	10,935	7,638
Interest on lease liabilities	Interest expense	6,449	6,549	4,385
Finance lease cost		16,806	17,484	12,023
Variable lease cost	Cost of goods sold, sales and marketing, general and administrative	9,766	7,887	6,013
Short term lease expense	Cost of goods sold, sales and marketing, general and administrative	406	751	334
Total lease cost [1]		$ 47,269	$ 46,550	$ 29,124

(1) Total lease cost recorded in cost of goods sold on the consolidated statements of operations was $3.2 million, $4.0 million, and $3.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Company earned a nominal amount of sublease income which is recorded in other income, net on the consolidated statements of operations.

Other information related to operating and finance leases is as follows as of December 31:

	2023	2022
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	19,283	21,092
Operating cash flows from finance leases	$ 6,483	$ 6,542
Financing cash flows from finance leases	$ 7,213	$ 7,042
ASC 842 lease additions and modifications		
Operating leases	14,016	19,920
Finance leases	$ 1,021	25,909
Weighted average discount rate:		
Operating leases	%	%
Finance leases	%	%
Weighted average remaining lease term (in years):		
Operating leases	6.95	8.32
Finance leases	7.22	7.79

Future minimum lease payments under non-cancellable leases as of December 31, 2023 are as follows:

	Operating leases	Finance leases
	(in thousands)	
2024	$ 19,713	$ 13,635
2025	19,651	13,492
2026	18,872	12,915
2027	18,232	12,047
2028	17,399	11,439
Thereafter	58,317	33,412
Total undiscounted lease liabilities	152,184	96,940
Less: Interest	(49,881)	(27,627)
Total present value of minimum lease payments	102,303	69,313
Lease liabilities - current portion	(10,068)	(7,637)
Lease liabilities	$ 92,235	$ 61,676

The Company recorded a loss on disposal of right of use assets of $5.7 million, $17.8 million, and nominal for the years ended December 31, 2023, 2022 and 2021, respectively, resulting from the repositioning of assets, which was recorded in impairment and disposal of long-lived assets, net on the consolidated statements of operations.

Lease Guarantees

In accordance with ASC 460, Guarantees, the Company has determined that it meets the guarantor requirements under certain contractual agreements.

During the year ended December 31, 2023, the Company terminated a retail lease resulting in the Company being relieved of its primary obligation under this lease. As a result of the lease termination, a new tenant executed a new lease for the same property with the Company becoming secondarily liable. Nonperformance by the new tenant results in the Company becoming obligated to fulfill the lease conditions. The new lease has a term of approximately 6 years from December 31, 2023 with the Company serving as guarantor for an approximate term of 6 years. If the new tenant defaults on the lease obligations the Company becomes responsible for payment. The resulting maximum exposure includes $5.4 million of undiscounted future minimum lease payments plus potential additional payments to satisfy maintenance, taxes, and insurance requirements under the remaining 6 years the Company is guarantor.

During the year ended December 31, 2023, the Company determined it was no longer the primary beneficiary of one of its variable interest entities. The Company guarantees two cannabis dispensary leases of the variable interest entity. Under both leases, nonperformance by the tenant results in the Company becoming obligated to fulfill the lease conditions. The leases have a term of approximately 7 and 8 years as of December 31, 2023, with the resulting maximum exposure estimated to be $5.5 million which includes $2.4 million and $3.1 million of undiscounted future minimum lease payments plus potential additional payments to satisfy maintenance, taxes, and insurance requirements under the remaining terms the Company is guarantor, respectively.

During the year ended December 31, 2022, the Company terminated a cultivation lease resulting in the Company being relieved of its primary obligation under this lease. As a result of the lease termination, a new tenant executed a new lease for the same property with the Company becoming secondarily liable. Nonperformance by the new tenant results in the Company becoming obligated to fulfill the lease conditions. The new lease has a term of approximately 14 years from December 31, 2023 with the Company serving as guarantor for an approximate term of 10 years. If the new tenant defaults on the lease obligations the Company becomes responsible for payment. The resulting maximum exposure includes $11.7 million of undiscounted future minimum lease payments plus potential additional payments to satisfy maintenance, taxes, and insurance requirements under the remaining 10 years the Company is guarantor.

NOTE 14. CONSTRUCTION FINANCE LIABILITIES

As of December 31, 2023 and 2022, total construction finance liabilities were $138.1 million and $138.4 million, respectively. The contractual terms range from 10.0 years to 25.0 years with a weighted average remaining lease term of 16.8 years.

The Company recorded interest and accretion expense for the years ended December 31, 2023, 2022, and 2021 of $16.4 million, $15.9 million, and $7.8 million, respectively, which is included in interest expense, net on the consolidated statements of operations.

Future minimum lease payments for the construction finance liabilities as of December 31, 2023 are as follows:

Year Ending December 31,	(in thousands)
2024	$ 17,043
2025	17,521
2026	18,013
2027	18,519
2028	19,039
Thereafter	283,385
Total future payments	373,520
Less: Interest	(235,395)
Total present value of minimum payments	138,125
Construction finance liabilities - current portion	(1,466)
Construction finance liabilities	$ 136,659

NOTE 15. SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

(1) Unlimited number of Subordinate Voting Shares

Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

(2) Unlimited number of Multiple Voting Shares

Holders of Multiple Voting shares are entitled to notice of and to attend any meetings of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (initially, 100 votes per Multiple Voting Share). The initial "Conversation Ratio" for Multiple Voting Shares is 100 Subordinate Voting shares for each Multiple Voting Share, subject to adjustment in certain events. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares.

No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

The Company's subordinate voting shares and multiple voting shares, as converted, are collectively referred to herein as common stock.

(3) Unlimited number of Super Voting Shares

Holders of Super Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Super Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (initially, 200 votes per Super Voting Share). Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinate Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares. The initial "Conversion Ratio" for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment in certain events. There were no Super Voting Shares outstanding as of December 31, 2023 or 2022.

NOTE 16. SHARE BASED COMPENSATION

Equity Incentive Plans

The Company's 2021 Omnibus Incentive Plan, as Amended and Restated, (the "2021 Plan") was adopted at the annual meeting of shareholders. The 2021 Plan reserves 14,000,000 Subordinate Voting Shares for issuance thereunder and replaced the Schyan Exploration Inc. Stock Option Plan (the "Prior Plan"). Awards previously granted under the Prior Plan remain subject to the terms of the Prior Plan. No further grants of awards shall be made under the Prior Plan. The Prior Plan is administered by the Board of Directors of the Company and the 2021 Plan is administered by the Compensation Committee of the Board of Directors.

Options

On July 25, 2023, under the 2021 Plan, the Board awarded options to purchase shares to board members, officers, and certain management employees of the Company. The options granted to board members immediately vested and all other options granted to employees vest over a three-year period.

On January 4, 2022 and February 24, 2022, under the 2021 Plan, the Board awarded options to purchase shares to board members, officers, and certain management employees of the Company. The options granted vest immediately for board members and all other options granted vest over a two-to three-year period.

In determining the amount of share-based compensation related to options issued, the Company used the Black-Scholes pricing model to establish the fair value of the options granted with the following assumptions for the year-to-date periods ended December 31:

	2023	2022	2021
Fair value at grant date	$1.83 - $2.00	$8.39 - $11.01	$1.44 - $14.13
Expected term (in years)	3.30 - 3.97	3.5 - 4.5	3.20 - 6.20
Expected volatility	60.07% - 60.85%	51.81% - 52.87%	49.64% - 56.04%
Expected annual rate of dividends	0%	0%	0%
Risk free annual interest rate	4.34% - 4.53%	1.20% - 1.79%	0.16% - 1.15%

The following table summarizes the Company's stock option activity for the year ended December 31, 2023:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Yrs.)	Aggregate intrinsic value
Outstanding options, beginning of year	3,177,815	$ 25.96		
Granted	1,754,817	3.99		
Forfeited	(735,574)	20.48		
Outstanding options, end of year	4,197,058	$ 17.73	4.91	$ —
Vested and Exercisable options, end of year	3,248,599	$ 21.34	3.87	$ —

The Company recorded share-based compensation for stock options as follows for the year ended December 31:

Statements of operations	2023	2022	2021
	(in thousands)		
Cost of goods sold	$ 66	$ 172	$ 662
General and administrative	3,344	8,157	5,722
Sales and marketing	59	243	1,089
Total share-based compensation expense	$ 3,469	$ 8,572	$ 7,473

As of December 31, 2023, there was approximately $2.0 million of unrecognized compensation cost related to unvested stock option arrangements which is expected to be recognized over a weighted average service period of 0.78 years.

Restricted Stock Units

Restricted stock units ("RSUs") represent a right to receive a single Subordinate Voting Share that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs generally vest ratably over a two-to-three-year period subject to continued employment through each anniversary.

On July 25, 2023, the Board awarded RSUs to board members, officers, and certain management employees of the Company. The RSUs vest over a 30-day period for board members and all other RSUs granted vest over a two-year period. The fair value of RSUs is determined on the grant date and is amortized over the vesting period.

On January 4, February 24, and March 31, 2022, the Board awarded RSUs to board members, officers, and certain management employees of the Company. The RSUs immediately vested for board members and all other RSUs granted vest over a two-year period.

The following table summarizes the Company's RSU activity for the year ended December 31, 2023:

Restricted Stock Unit Activity	Number of restricted stock units	Weighted-average grant date fair value
Unvested balance, beginning of year	720,707	$ 22.36
Granted	2,955,177	3.99
Vested	(415,115)	23.06
Forfeited	(574,553)	6.03
Unvested balance, end of year	2,686,216	$ 5.47

The weighted-average grant date fair value of RSUs granted was $21.51 and $25.45 for the years ended December 31, 2022, and 2021, respectively. The fair value of RSUs vested was $2.1 million, $1.6 million and $73.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company recorded share-based compensation for RSUs as follows for the year ended December 31:

Statements of operations	2023		2022		2021	
		(in thousands)				
Cost of goods sold	$	744	$	900	$	306
General and administrative		5,754		8,190		1,239
Sales and marketing		608		462		236
Total share based compensation expense	$	7,106	$	9,552	$	1,781

As of December 31, 2023, there was approximately $9.0 million of total unrecognized compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted-average service period of 0.81 years.

NOTE 17. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share as of December 31:

	2023	2022	2021
Numerator:	*(in thousands, except for per share data)*		
Continuing Operations			
Net (loss) income from continuing operations	$ (435,895)	$ (182,618)	$ 30,525
Less: net loss attributable to non-controlling interest	(5,147)	(3,994)	(587)
Net (loss) income from continuing operations available to common shareholders of Trulieve Cannabis Corp.	$ (430,748)	$ (178,624)	$ 31,112
Discontinued Operations			
Net loss from discontinued operations	$ (97,241)	$ (70,109)	$ (13,080)
Less: net loss attributable to non-controlling interest	(1,193)	(2,669)	—
Net loss from discontinued operations excluding non-controlling interest	$ (96,048)	$ (67,440)	$ (13,080)
Denominator:			
Weighted average number of common shares outstanding	188,974,176	187,995,317	139,366,940
Dilutive effect of securities outstanding	—	—	7,390,346
Diluted weighted average number of common shares outstanding	188,974,176	187,995,317	146,757,286
Loss per share - Continuing Operations			
Basic loss per share	$ (2.28)	$ (0.95)	$ 0.22
Diluted loss per share	$ (2.28)	$ (0.95)	$ 0.21
Loss per share - Discontinued Operations			
Basic and diluted loss per share	$ (0.51)	$ (0.36)	$ (0.09)

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive are as follows as of December 31:

	2023	2022	2021
Stock options	4,197,058	3,177,815	1,694,424
Restricted share units	2,686,216	720,707	—
Warrants	9,496	177,391	409,811

As of December 31, 2023, there were approximately 186.2 million issued and outstanding shares which excludes approximately 2.9 million fully vested RSUs which are not contractually issuable until 2024 and approximately 0.1 million fully vested RSUs which are not contractually issuable until the earlier of triggering event, as defined, or December 1, 2030.

NOTE 18. INCOME TAXES

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the "ITA") for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States.

The components of the income tax provision include the following for the year ended December 31:

	2023	2022	2021
	(in thousands)		
Current:			
Federal	$ 121,722	$ 141,582	$ 141,684
State	46,808	38,633	29,677
Total current tax expense	$ 168,530	$ 180,215	$ 171,361
Deferred:			
Federal	$ (17,855)	$ (17,814)	$ (21,414)
State	(1,088)	793	(4,421)
Foreign	(1,191)	(1,461)	—
Total deferred tax expense	$ (20,134)	$ (18,482)	$ (25,835)
Change in valuation allowance	2,962	1,647	196
Total income tax expense	$ 151,358	$ 163,380	$ 145,722

A reconciliation of the Federal statutory income tax rate percentage to the effective tax rate is as follows for the years ended December 31:

	2023	2022	2021
	(in thousands)		
(Loss) income before income taxes	$ (284,537)	$ (19,238)	$ 176,247
Federal statutory rate	%	%	%
Theoretical tax (benefit) provision	(59,753)	(4,040)	37,012
Effects of tax rates in foreign jurisdictions	$ 15	$ 16	$ —
State taxes	835	14,598	25,580
Changes in state tax rates	5,772	4,763	(912)
Uncertain tax position, inclusive of interest and penalties	130,481	146,702	77,783
Change in valuation allowance	2,962	1,647	196
Other	881	(4,793)	(1,000)
Tax effect of non-deductible expenses:			
IRC Section 280E disallowance	—	—	6,798
Goodwill impairment	64,594	—	—
Stock compensation	1,170	169	95
Political contributions	4,401	4,318	170
Total non-deductible expenses	70,165	$ 4,487	$ 7,063
Total income tax provision	151,358	163,380	145,722
Effective tax rates	(53.2) %	(849.3) %	82.7 %

As of December 31, 2023 and December 31, 2022 the Company accrued interest and penalties on uncertain tax liabilities of $6.4 million and $3.5 million, respectively on the consolidated balance sheets.

Deferred income taxes consist of the following as of December 31:

	2023	2022
	(in thousands)	
Deferred tax assets:		
Lease liabilities	$ 2,623	$ 3,094
Finance liabilities	27,695	27,386
Net operating losses	10,098	6,596
Inventory reserves	4,667	1,665
Other deferred tax assets	759	1,421
Total deferred tax assets:	$ 45,842	$ 40,162
Deferred tax liabilities:		
Right of use assets	$ (2,356)	$ (3,112)
Intangible assets	(221,743)	(236,353)
Property and equipment	(19,150)	(19,004)
Total deferred tax liabilities:	$ (243,249)	$ (258,469)
Valuation allowance	(9,557)	(6,596)
Net deferred tax liability	$ (206,964)	$ (224,903)

The IRS has taken the position that cannabis companies are subject to the limits of Internal Revenue Code ("IRC") Section 280E for U.S. federal income tax purposes, a position also held by state income tax regulators for all states in which the Company operates, planned to operate, or has discontinued operations, except for Arizona, California, Colorado, Connecticut, Maryland, Massachusetts, and New Jersey. Under the IRS's interpretation of IRC Section 280E, cannabis companies are only allowed to deduct expenses directly and indirectly related to the production of inventory. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

As of December 31, 2023 and December 31, 2022, the Company recorded an uncertain tax liability on the consolidated balance sheets for tax positions taken related to our inventory costs for tax purposes in our Florida and West Virginia dispensaries. During the year ended December 31, 2023, the Company also recorded an uncertain tax liability in uncertain tax positions on the consolidated balance sheets for tax positions taken based on legal interpretations that challenge the Company's tax liability under IRC Section 280E ("280E Position").

The Company believes it is reasonably possible that the unrecognized tax benefits will increase over the next 12 months as a result of receiving additional refunds related to the 280E Position. In January 2024, the Company received $50.3 million in refunds which will increase the unrecognized tax benefits by this amount. The Company is not able to reasonably estimate any additional increase.

A reconciliation of the beginning and ending amount of unrecognized tax benefits:

	2023	2022
	(in thousands)	
Balance, January 1	$ 41,781	$ 44,850
Reductions based on lapse of statute of limitations	(1,053)	(4,228)
Additions based on tax positions related to the current year	152,313	—
Additions based on refunds requested but not received related to prior year	111,664	—
Additions based on refunds received related to prior years	62,391	—
Additions based on tax positions related to the prior year	175,666	1,159
Balance, December 31	$ 542,762	41,781

A reconciliation of the beginning and ending amount of uncertain tax liabilities:

	2023	2022
	(in thousands)	
Balance, January 1	$ 19,459	$ 6,665
Reductions based on lapse of statute of limitations	(1,053)	(4,228)
Additions based on tax positions related to the current year	139,914	2,017
Additions based on tax positions related to the prior year	113,815	12,887
Additions based on refunds received related to prior years	62,391	—
Reclass tax payment on account	(157,063)	—
Interest recorded in income tax expense, net of reversals [1]	3,150	(247)
Penalties recorded in income tax expense, net of reversals [1]	(263)	2,365
Balance, December 31 [2]	$ 180,350	$ 19,459

(1) Amounts represent the interest and penalties recorded on uncertain tax positions during the respective years which are recorded to the income tax provision on the consolidated statements of operations. Interest and penalties for the year ended December 31, 2021 was nominal.

(2) Of the $180.4 million of uncertain tax liabilities recorded as of December 31, 2023 in the table above, $152.1 million relate to our 280E Position.

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the net operating loss carryforwards that may expire prior to their utilization has been recorded as of December 31, 2023.

As of December 31, 2023, the Company had $11.2 million of non-capital Canadian losses which expire from 2039 to 2043, $342.4 million of state net operating losses which expire from 2031 to 2043, $92.6 million of state net operating losses which have an indefinite carryforward period, and $219.0 million of U.S. federal net operating losses which have an indefinite carryforward period. The Company determined a valuation allowance was applicable to $11.2 million of non-capital Canadian losses and $100.3 million of state net operating losses. The Company also determined that it is more likely than not that the benefit from $209.0 million of U.S. federal net operating losses and $319.5 million of state net operating losses will not be realized and therefore this amount has not been recorded.

With few exceptions, as of December 31, 2023, the Company is no longer subject to examination by tax authorities for years before 2020.

NOTE 19. DISCONTINUED OPERATIONS

Discontinued operations consist of our Massachusetts and Nevada operations. The assets and liabilities associated with discontinued operations consisted of the following as of December 31:

	2023	2022
	(in thousands)	
Assets associated with discontinued operations		
Cash	$ 301	$ 5,702
Accounts receivable, net	841	2,936
Inventories	—	21,310
Income tax receivable	—	2,299
Prepaid expenses	816	1,475
Other current assets	—	11
Deferred tax asset	—	766
Property and equipment, net	—	53,687
Right of use assets - operating, net	—	2,453
Right of use assets - finance, net	—	5,736
Intangible assets, net	—	27,849
Other assets	2,010	2,638
Total assets associated with discontinued operations	$ 3,968	$ 126,862
Liabilities associated with discontinued operations		
Accounts payable and accrued liabilities	$ 530	$ 1,617
Deferred revenue	—	109
Operating lease liabilities - current portion	165	146
Finance lease liabilities - current portion	291	456
Construction finance liability - current portion	2,003	—
Operating lease liabilities	15,332	17,108
Finance lease liabilities	2,048	5,890
Construction finance liability	24,167	45,217
Other long-term liabilities	6	155
Total liabilities associated with discontinued operations	$ 44,542	$ 70,698

The following table summarizes the Company's loss from discontinued operations for the years ended December 31. The gain and loss resulting from the forgiveness of intercompany payables has been eliminated in consolidation.

	2023	2022	2021
	(in thousands)		
Revenue	$ 10,590	$ 24,634	$ 6,451
Cost of goods sold	29,843	37,897	6,895
Gross margin	(19,253)	(13,263)	(444)
Expenses:			
Operating expenses	7,522	13,821	6,661
Impairment and disposal of long-lived assets, net	69,480	49,130	—
Total Expenses	77,002	62,951	6,661
Loss from operations	(96,255)	(76,214)	(7,105)
Other (expense) income:			
Other expense, net	(5,087)	(6,118)	(5,636)
Total other expense, net	(5,087)	(6,118)	(5,636)
Loss before provision for income taxes	(101,342)	(82,332)	(12,741)
Income tax (benefit) provision	(4,101)	(12,223)	339
Net loss from discontinued operations, net of taxes	(97,241)	(70,109)	(13,080)
Less: net loss attributable to non-controlling interest from discontinued operations	(1,193)	(2,669)	—
Net loss from discontinued operations excluding non-controlling interest	$ (96,048)	$ (67,440)	$ (13,080)

Other expense, net primarily consists of interest expense on the construction finance liability and operating lease liabilities associated with our discontinued operations.

The consolidated statements of cash flows includes continuing operations and discontinued operations. The following table summarizes the depreciation of long-lived assets, amortization of long-lived assets, loss on impairment of long-lived assets, and capital expenditures of discontinued operations for the years ended December 31:

		2023		2022		2021
			(in thousands)			
Depreciation and amortization	$	3,798	$	10,787	$	5,228
Purchases of property and equipment		67		844		57,479
Loss on impairment and disposal of long-lived assets		69,480		49,130		69
Other noncash investing and financing activities						
Noncash partial extinguishment of construction finance liability		$ 18,486	$	—	$	—

As a result of our exit from the Massachusetts market during the second quarter of 2023, the Company performed a lease term reassessment for the Holyoke failed sale-leaseback financing arrangement due to lease renewals previously included in the lease term being excluded as of the Massachusetts exit. The Company concluded the failed sale-leaseback accounting conclusion is maintained. The Company recognized a gain on partial extinguishment of $18.5 million as a result of the lease term reassessment, which was recorded to net loss from discontinued operations, net of taxes.

Future minimum lease payments for the construction finance liability associated with discontinued operations as of December 31, 2023, are as follows:

Year Ending December 31,	(in thousands)
2024	$ 5,455
2025	5,619
2026	5,788
2027	5,961
2028	6,140
Thereafter	12,287
Total future payments	41,250
Less: Interest	(15,080)
Total present value of minimum payments	26,170
Construction finance liabilities - current portion	(2,003)
Construction finance liabilities	$ 24,167

During the year ended December 31, 2022, the Company exited Nevada and recorded a loss on disposal of operating right of use assets of $14.0 million, which was recorded in net loss from discontinued operations on the consolidated statements of operations.

Future minimum lease payments under non-cancellable leases associated with discontinued operations as of December 31, 2023 are as follows:

	Operating leases		Finance leases	
	(in thousands)			
2024	$	1,739	$	494
2025		1,798		509
2026		1,859		476
2027		1,922		377
2028		1,979		389
Thereafter		23,503		835
Total undiscounted lease liabilities		32,800		3,080
Less: Interest		(17,303)		(741)
Total present value of minimum lease payments		15,497		2,339
Lease liabilities - current portion		165		291
Lease liabilities		$ 15,332	$	2,048

NOTE 20. VARIABLE INTEREST ENTITIES

The Company has entered into operating agreements with various entities related to the purchase and operation of cannabis dispensary, cultivation, and production licenses, in several states in which it determined to be variable interest entities. The Company determined certain of these entities to be variable interest entities in which it is the primary beneficiary and holds ownership interests in these entities ranging from 46% to 95% either directly or through a proxy as of December 31, 2023. The Company's VIEs are not material to the consolidated financial position or operations as of or for the years ended December 31, 2023, 2022, or 2021.

The Company consolidates these entities due to the other holder's equity investment being insufficient to finance its activities without additional subordinated financial support and the Company meeting the power and economics criteria. In particular, the Company controls the management decisions and activities most significant to certain VIEs, has provided a significant portion of the subordinated financial support provided to date, and holds membership interests exposing the Company to the risk of reward and/or loss. The Company allocates income and cash flows of the VIEs based on the outstanding ownership percentage in accordance with the underlying operating agreements, as amended. The Company has consolidated all identified variable interest entities for which the Company is the primary beneficiary in the accompanying consolidated financial statements.

During the first quarter of 2023, the Company paid $0.4 million in cash and $1.7 million in subordinate voting shares earned but not yet issued, based on the completion of certain milestones required as part of the acquisition of one of the Company's consolidated variable interest entities. The Company previously paid $0.8 million in cash for certain milestones. As part of the Company's decision to exit the Massachusetts market in the second quarter of 2023, it ceased its relationship with this variable interest entity. This terminated the payment of the $1.7 million subordinate voting shares earned but not yet issued. Based on the changes in circumstances, the Company reevaluated the variable interest entity, concluding it was no longer the primary beneficiary and as such, deconsolidated the entity in the second quarter of 2023. The Company deconsolidated total assets of $10.6 million and liabilities of $4.8 million and recorded a loss of $10.0 million related to the termination of the acquisition and deconsolidation of the variable interest entity which is included in net loss from discontinued operations on the consolidated statements of operations for the year ended December 31, 2023.

In addition to the above, during the second quarter of 2023, the Company sold and divested of certain variable interest entities. The Company received cash proceeds of $1.8 million related to the sale and recorded a loss on divestment of $0.8 million which is included in impairments and disposals of long-lived assets, net on the consolidated statements of operations. The activity for the remainder of the year ended December 31, 2023 was nominal.

During the year ended December 31, 2022, the Company divested of its minority ownership interest in two of its VIEs and received cash of $2.0 million and recorded an insignificant loss on the divestments which were recorded in impairment and disposal of long-lived assets, net, in the consolidated statements of operations for the year ended December 31, 2022.

The Company no longer consolidates these VIEs since it is no longer considered the primary beneficiary.

The following table presents the summarized assets and liabilities of the Company's VIEs in which it does not hold a majority interest as of December 31. The assets and liabilities in the table below include third-party assets and liabilities of our VIEs only and exclude intercompany balances that are eliminated in consolidation as included on our consolidated balance sheets.

	2023	2022
	(in thousands)	
Current assets:		
Cash	$ 9,491	$ 7,349
Accounts receivable, net	1,308	597
Inventories	8,341	7,590
Prepaid expenses	423	46
Other current assets	7	—
Total current assets	19,570	15,582

Property and equipment, net		28,068		25,994
Right of use asset - operating, net		2,744		—
Right of use asset - finance, net		259		224
Intangible assets, net		17,162		17,947
Other assets		140		344
Total assets		$ 67,943		$ 60,091
Current liabilities:				
Accounts payable and accrued liabilities	$	1,939	$	3,713
Income tax payable		2,017		1,615
Deferred revenue		2		6
Operating lease liability - current portion		63		—
Finance lease liability - current portion		60		41
Total current liabilities		4,081		5,375
Notes payable		885		1,200
Operating lease liability		2,926		—
Finance lease liability		210		185
Deferred tax liabilities		3,638		4,101
Other long-term liabilities		671		625
Total liabilities		$ 12,411		$ 11,486

NOTE 21. RELATED PARTIES

The Company previously raised funds by issuing notes to various related parties including directors, officers, and shareholders. The remaining related party notes were paid off in full in November 2021. The Company incurred interest expense on the related party debt during the year ended December 31, 2021 totaling $1.1 million.

During the year ended December 31, 2023, the Company entered into an agreement to rent a piece of equipment from an entity that is directly owned in part by the Company's Chief Executive Officer and Chair of the board of directors. The expense recognized was nominal for the year ended December 31, 2023.

The Company leases a cultivation facility and corporate office facility from an entity that is directly or indirectly owned by the Company's Chief Executive Officer and Chair of the board of directors, a former member of the Company's board of directors, and a member of the Company's board of directors.

The Company had the following related party operating leases on the consolidated balance sheets, under ASC 842, as of December 31:

	2023	2022
	(in thousands)	
Right-of-use assets, net	$ 706	$ 820
Lease liabilities:		
Lease liabilities - current portion	$ 127	$ 113
Lease liabilities	624	751
Total related party lease liabilities	$ 751	$ 864

Lease expense recognized on related party leases was $0.2 million, $0.2 million, and $2.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

NOTE 22. REVENUE DISAGGREGATION

Revenue is comprised of the following for the year ended December 31:

	2023	2022	2021
	(in thousands)		
Retail	$ 1,083,545	$ 1,158,475	$ 869,707
Wholesale	43,390	55,087	61,137
Licensing and other	2,258	4,667	1,090
Total Revenue	$ 1,129,193	$ 1,218,229	$ 931,934

NOTE 23. COMMITMENTS AND CONTINGENCIES

Operating Licenses

Although the possession, cultivation and distribution of cannabis for medical use is permitted in the states in which the Company operates, cannabis is a Schedule-I controlled substance and its use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company's inability to proceed with our business plans. In addition, the Company's assets, including real property, inventory, cash and cash equivalents, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, as of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated statements of operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

In connection with the Watkins acquisition, during the second quarter of 2023, escrow of $22.5 million was released related to the settlement of previous litigation which was previously recorded to other current assets, of which $17.0 million was paid in cash and $5.5 million was released to the Company.

Contingencies

The Company records contingent liabilities with respect to litigation on various claims in which it believes a loss is probable and can be estimated. As of December 31, 2023, and 2022, $4.2 million and $31.7 million, respectively, was included in contingent liabilities on the consolidated balance sheets related to pending litigation. The Company also recorded accruals related to sales tax audits or inquiries which were acquired through the Harvest acquisition. As of December 31, 2023 and 2022, $0.2 million and $3.0 million, respectively, was included in contingent liabilities on the consolidated balance sheets for estimates related to various sales tax matters.

NOTE 24. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices in active markets, which are observable for the asset or liability, either directly or indirectly; and

Level 3 – Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The fair values of financial instruments by class are as follows as of December 31:

	2023				2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)							
Financial Assets (1):								
Money market funds (2)	$ 145,995	$ —	$ —	$ 145,995	$ 340	$ —	$ —	$ 340
Financial Liabilities:								
Interest rate swap (3)	$ —	$ 2,341	$ —	$ 2,341	$ —	$ 2,536	$ —	$ 2,536
Warrant liabilities (4)	—	—	—	—	—	252	—	252

(1) There were no transfers between hierarchy levels during the years ended December 31, 2023 and 2022.

(2) Money market funds are included within cash and cash equivalents on the Company's consolidated balance sheets. As short-term, highly liquid investments readily convertible to known amounts of cash, the Company's money market funds have carrying values that approximate fair value. Interest income is recorded to interest income on the consolidated statements of operations. The Company recorded interest income of $4.8 million in relation to these money market funds for the year ended December 31, 2023. Interest income for the year ended December 31, 2022 was nominal.

(3) The VNB Swap is carried at fair value which is based on a valuation model that utilizes interest rate yield curves and credit spreads observable in active markets as the significant inputs to the model. The Company considers credit risk associated with its own standing as well as the credit standing of any counterparties involved in the valuation of its financial instruments. The fair value of the interest rate swap liability is recorded in other long-term liabilities on the consolidated balance sheets.

(4) The total fair value and carrying value of the Company's liability warrants is recorded to warrant liabilities on the consolidated balance sheets. All remaining liability warrants expired in the second quarter of 2023. See *Note 15. Share Capital* for additional considerations.

The Company's Private Placement Notes are recorded at carrying value. The fair value of the Private Placement Notes as of December 31, 2023 was $310.5 million which was determined using Level 1 inputs of the fair value hierarchy. See Note 12. Private Placement Notes for further details.

Derivative Financial Instruments

In the fourth quarter of 2022, the Company entered into an interest rate swap contract ("VNB Swap") for the purpose of hedging the variability of interest expense and interest payments on the Company's long-term variable rate debt. The notional value was $70.0 million and $71.5 million as of December 31, 2023 and December 31, 2022, respectively. The VNB Swap was entered into in conjunction with four promissory term notes of a total corresponding amount. The four promissory term notes were priced at the Secured Overnight Financing Rate ("SOFR"), as defined in the agreement plus 3.00%, per annum. The VNB Swap fixed the four term loans at 7.53% per annum until maturity on January 1, 2028. The

VNB Swap effectively fixes the floating SOFR-based interest of the SOFR-based debt.

NOTE 25. SUBSEQUENT EVENTS

The Company's management evaluates subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the consolidated financial statements other than the following. Subsequent to December 31, 2023, the Company received $50.3 million in refunds related to our 280E Position.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Giannella Alvarez[5], [7]

Thad Beshears[3], [5]

Peter T. Healy [1], [3], [5], [6]
Lead Director

Richard May[3]

Thomas Millner[1], [2], [5]

Jane Morreau[1],

Kim Rivers[5]
Founder, Chairman, Chief
Executive Officer
Susan Thronson[1], [3], [4]

   (1) Audit Committee
   (2) Chair of Audit Committee
   (3) Compensation Committee
   (4) Chair of Compensation Committee
   (5) Nominating and Corporate Governance Committee
   (6) Chair of Nominating and Corporate Governance
      Committee
   (7) Ms. Alvarez is not standing for re-election at the 2024
      Annual General and Special Meeting.

INVESTOR RELATIONS
Christine Hersey
Executive Director of Investor Relations

EXECUTIVE OFFICERS

Kim Rivers
Chief Executive Officer

Wes Getman
Chief Financial Officer

Marie Zhang
Chief Operating Officer

Kyle Landrum
Chief Production Officer

Tim Morey
Chief Sales Officer

Eric Powers
Chief Legal Officer and
Corporate Secretary

Joy Malivuk
Chief Accounting Officer

CORPORATE HEADQUARTERS

6749 Ben Bostic Road
Quincy, Florida 32351
(850) 298-8866

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS**

Withum Smith + Brown, PC[*]
1411 Broadway, 9th Floor
New York, New York 10018-3496
* Effective March 28, 2024

TRANSFER AGENT AND REGISTRAR

Canada
Odyssey Trust Co.
Stock Exchange Tower,
350 – 300 5th Avenue SW,

Calgary, AB T2P 3C4
D:587.885.0962
https://odysseycontact.com/
United States

 Equity Stock Transfer
237 W 37th St. Suite 602
New York, NY 10018
Main: 212.575.5757
www.equitystock.com